As filed with the Securities and Exchange Commission on October 26, 2004

Registration Statement No. 333-118142

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 7

to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Build-A-Bear Workshop, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5945	43-1883836
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1954 Innerbelt Business Center Drive

St. Louis, Missouri 63114
(314) 423-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maxine Clark

Chief Executive Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114
(314) 423-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James H. Erlinger III, Esq. R. Randall Wang, Esq. Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102-2750 (314) 259-2000 (314) 259-2020 (fax)	Rohan S. Weerasinghe, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (212) 848-7179 (fax)

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Per Share(2)	Offering Price(2)	Fee(3)

Common Stock, $0.01 par value per share	7,820,000 shares	$20.00	$156,400,000	$19,815.89

(1)	Includes 1,020,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(3)	Of this amount, $15,837.50 was previously paid in connection with the initial filing of the registrant’s Form S-1 on August 12, 2004 and $1,996.80 was paid in connection with the filing of amendment no. 5 to the registrant’s Form S-1 on October 12, 2004.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting any offer to buy these securities in any state where the offer SUBJECT TO COMPLETION, DATED OCTOBER 26, 2004 or sale is not permitted.6,800,000 Shares Common Stock           Build-A-Bear Workshop, Inc. is offering 1,500,000 shares of common stock and the selling stockholders are offering 5,300,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. No public market currently exists for our common stock. We expect the public offering price to be between $18.00 and $20.00 per share.           Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BBW.”           The underwriters have a 30-day option to purchase a maximum of 1,020,000 additional shares of common stock from certain selling stockholders to cover over-allotments of shares.           Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

		Underwriting	Proceeds to	Proceeds
		Discounts and	Build-A-Bear	to Selling
	Price to Public	Commissions	Workshop	Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about , 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Citigroup

JPMorgan

A.G. Edwards	Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

BABW® FLOAT IN MACY'S THANKSGIVING DAY PARADE™

BABW® STORE OPENING CELE-BEAR-ATION!

BABW® STORE IN DOWNTOWN DISNEY® DISTRICT ANAHEIM, CA

THE BEAR PROMISE
MY BEAR IS SPECIAL
I BROUGHT IT TO LIFE
I CHOSE IT.
I STUFFED IT.
NOW I AM TAKING IT HOME.
BEST FRIENDS ARE FUREVER
SO I PROMISE RIGHT NOW
TO MAKE MY BEAR MY
#1 PAL!

BUILD-A-BEAR WORKSHOP

BABW® STORE IN JORDAN CREEK TOWN CENTER WEST DES MOINES, IOWA

BABW® FRANCHISE STORE GINZA, JAPAN

STUFFED WITH HUGS™ NATIONAL CHARITABLE EVENT

MAKE YOUR OWN PHANATIC!™ BY BUILD-A-BEAR WORKSHOP® PHILADELPHIA, PA

AWESOME AUGUST BIRTHDAY BASH

BEARIMY'S BIRTHDAY BASH IN-STORE EVENT

LOVE IS THE STUFF INSIDE®
BUILD-A-BEAR WORKSHOP
CHOOSE ME
STUFF ME
HEART STUFF®
FLUFF ME
DRESS ME
NAME ME
TAKE ME HOME®

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone else to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. The information in this prospectus may only be accurate on the date of this prospectus and is subject to change after such date.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (the 25th day after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock that we discuss under “Risk Factors.”

Our Business

Overview

      We are the leading, and only national, company providing a “make your own stuffed animal” interactive retail-entertainment experience. As of October 12, 2004, we operated 165 stores in 39 states and Canada and had eight franchised stores internationally, all under the Build-A-Bear Workshop® brand. Our concept is based on our customers, or “guests,” creating, personalizing and customizing their stuffed animals, and capitalizes on what we believe is the relatively untapped demand for experience-based shopping as well as the widespread appeal of stuffed animals.

      We offer an extensive and coordinated selection of merchandise, including over 30 different styles of animals to be stuffed and a wide variety of clothing, shoes and accessories for the stuffed animals. Our concept appeals to a broad range of age groups and demographics, including children, teens, parents and grandparents. We believe that our stores, which are primarily located in malls, are destination locations and draw guests from a large geographic reach. In addition to our mall-based stores, we market our products and build our brand through our website.

      During fiscal 2003, we developed and tested in select markets a multi-media marketing program targeting our core demographic guests, principally parents and children. The program incorporated consistent messaging across a variety of media, including television, online and direct mail advertising. We designed the program to increase our brand awareness and store traffic and attract more first-time and repeat guests. We introduced this program nationwide in February 2004 and have experienced an increase in our comparable store sales in every month since the rollout.

      We have grown our store base from 14 stores at the end of fiscal 1999 to 165 as of October 12, 2004 and increased our revenues from $106.6 million in fiscal 2001 to $213.4 million in fiscal 2003, for a compound annual revenue growth rate of 41.6%, and increased net income from $1.9 million in fiscal 2001 to $8.0 million in fiscal 2003, for a compound annual net income growth rate of 104.6%.

Our competitive strengths include the following:

•	We offer an exciting interactive shopping experience;

•	We have a broad and loyal guest base;

•	We have strong merchandising expertise;

•	We provide a high level of guest service through consistent execution;

•	We have an attractive store economic model; and

•	We have a highly experienced and disciplined management team.

Our growth strategies include the following:

•	Continuing to expand our store base in the United States and Canada;

•	Continuing to expand our retail concept outside the United States and Canada;

•	Continuing to expand non-mall locations;

•	Seeking to expand into new lines of experiential retail; and

•	Pursuing other non-retail opportunities.

Risks Related to Our Business

      Our business is subject to numerous risks that are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary. For example, the plush toys and dolls and entertainment industries are highly competitive and we may not be able to attract enough interest and demand from guests for our interactive retail experience. In addition, our financial condition and results of operations will largely depend on our ability to successfully execute our growth strategies.

Recent Developments

      For the 13 weeks ended October 2, 2004 we had total revenues of $66.5 million, compared to $48.0 million in total revenues for the 13-week period ended September 27, 2003, a 38.7% increase. This increase was primarily a result of an 18.8% increase in comparable store sales for the 13 weeks and sales from 22 new stores opened since September 27, 2003.

      For the 39 weeks ended October 2, 2004, we had total revenues of $202.2 million, compared to $140.5 million in total revenues for the 39-week period ended September 27, 2003, a 43.9% increase. We had a 15.6% increase in comparable store sales during this period.

      We were originally formed on September 8, 1997 as Build-A-Bear Workshop, L.L.C., a Missouri limited liability company. On April 3, 2000, Build-A-Bear Workshop, L.L.C. merged with and into Build-A-Bear Workshop, Inc., a Delaware corporation, with Build-A-Bear Workshop, Inc. as the surviving entity. Our principal executive offices are located at 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114. Our telephone number is (314) 423-8000. Our website is www.buildabear.com. The information contained on our website is not incorporated by reference into and does not form any part of this prospectus.

      Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. BABW®, Beararmoire®, Bearemy®, Bearemy Bucks®, Bearemy’s Kennel Pals®, Bearyjane®, Bearth Certificate®, Beary Newsworthy®, Build-A-Bear Workshop®, Build-A-Party®, Build-A-Sound®, Build-A-Bear Workshop Where Best Friends Are Made®, Where Best Friends Are Made®, Buy Stuff Club®, Bear Stuff®, Choose Me, Hear Me, Stuff Me, Stitch Me, Fluff Me, Name Me, Dress Me, Take Me Home®, Collectibear®, Traveling Teddy®, Cub Condo®, CubCase®, Find-A-Bear®, Bear Bunk Trunk®, Hibernities®, UndiBear®, Furton®, Comfy Stuff Fur-niture®, Lil’ Cub®, Scootfur®, Seal of Pawthenticity®, Bear Bucks®, Honeycard®, Bear University®, Bear-A-Log®, Hug Freely®, Love Stuff Headquarters®, Stuffed With Hugs and Good Wishes®, Pawlette Coufur®, and Kooky Spooky Bear Bash® are some of our registered trademarks. Bear BuilderSM, BearismTM, Paw WearTM, Friends 2B MadeTM, Nikki’s NetworkSM and Lifetime Paw PassTM are some of our trademarks and service marks. We also have a number of other registered service marks and trademarks and service marks and trademark applications related to our products, services and concepts that we refer to throughout this prospectus. This prospectus also refers to trademarks and trade names of other organizations.

The Offering

Common stock offered by us	1,500,000 shares

Common stock offered by the selling stockholders	5,300,000 shares

Over-allotment option granted by certain selling stockholders	1,020,000 shares

Common stock to be outstanding after the offering	19,551,642 shares

Use of proceeds	Assuming an initial offering price of $19.00 per share, we estimate that the net proceeds to us from this offering will be approximately $24.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds from this offering:

• to fund the opening of new stores and the remodeling of existing stores; and

• for working capital and general corporate purposes.

Pending the application of the net proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We paid a special $10.0 million cash dividend to our stockholders in August 2004. We do not expect to pay cash dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	You should carefully consider all of the information in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

New York Stock Exchange symbol	“BBW”

      Except as otherwise indicated, information in this prospectus assumes the conversion of each outstanding share of our convertible preferred stock into shares of our common stock and no exercise of the underwriters’ over-allotment option.

      The total number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on the number of shares of our common stock outstanding as of July 3, 2004, after giving effect to the conversion of all of our outstanding shares of preferred stock upon completion of this offering, and excludes, as of that date:

•	1,047,283 shares of our common stock issuable upon exercise of options outstanding as of July 3, 2004 under our 2000 stock option plan and our 2002 stock incentive plan, at a weighted average exercise price of $6.52 per share;

•	up to 2,073,820 additional shares of our common stock reserved for issuance under our 2004 stock incentive plan; and

•	1,000,000 shares of our common stock issuable pursuant to our 2004 associate stock purchase plan.

Summary Consolidated Financial and Operating Data

      The following table sets forth summary financial and certain operating data for our business as of and for the periods indicated. Operating results for the first half of fiscal 2004 are not necessarily indicative of the results for the fiscal year ending January 1, 2005 or for any future fiscal period. You should read this Summary Consolidated Financial and Operating Data in conjunction with our “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. See the notes to our consolidated financial statements for an explanation of the method used to determine the numbers of shares used in computing basic and diluted earnings per common share.

      Throughout this prospectus, we refer to our fiscal years ended January 1, 2000, December 30, 2000, December 29, 2001, December 28, 2002 and January 3, 2004 as fiscal years 1999, 2000, 2001, 2002 and 2003, respectively. Our fiscal year consists of 52 or 53 weeks, reported in four 13-week periods, and ends on the Saturday nearest December 31 in each year. Fiscal years 1999, 2000, 2001 and 2002 included 52 weeks and fiscal year 2003 included 53 weeks. When we refer to the first half of fiscal 2003 and 2004, we are referring to the 26-week periods ended June 28, 2003 and July 3, 2004. When we refer to our fiscal quarters, or any three month period ending as of a specified date, we are referring to the 13-week period prior to that date. All of our fiscal quarters presented in this prospectus included 13 weeks, except for the quarter ended January 3, 2004, which had 14 weeks.

	Fiscal Year Ended			26 Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

	(Dollars in thousands, except per gross square foot data)
Statement of operations data:
Total revenues	$106,622	$169,138	$213,672	$92,583	$135,727
Costs and expenses:
Cost of merchandise sold	56,708	90,848	116,515	51,929	70,146
Selling, general and administrative	41,100	65,628	81,091	36,084	48,632
Store preopening	3,124	3,091	3,045	1,491	580
Other expense (income), net(1)	2,620	(88)	(58)	(55)	(98)

Total costs and expenses	103,552	159,479	200,593	89,449	119,260

Income before income taxes	3,192	9,659	13,079	3,134	16,467

Net income	1,905	5,868	7,978	1,849	10,209
Net income allocated to common stockholders	19	77	124	14	261

Earnings per common share:
Basic(2)	$0.09	$0.35	$0.57	$0.07	$0.92
Diluted	$0.07	$0.32	$0.45	$0.07	$0.57
Shares used in computing common per share amounts:
Basic(2)	217,519	217,519	217,519	217,519	284,731
Diluted	9,101,143	12,055,458	17,546,348	9,367,692	17,938,328

	Fiscal Year Ended			26 Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

	(Dollars in thousands, except per gross square foot data)
Other financial data:
Gross margin ($)(3)	$49,913	$78,275	$96,912	$40,559	$65,273
Gross margin (%)(3)	46.8%	46.3%	45.4%	43.9%	48.2%
Capital expenditures(4)	$21,624	$18,718	$18,362	$10,338	$4,438
Depreciation and amortization	4,588	7,775	11,065	4,939	6,030

Cash flow data:
Cash flows provided by (used in) operating activities	$14,482	$18,664	$25,215	$(1,004)	$10,809
Cash flows used in investing activities	(23,280)	(20,232)	(20,480)	(11,177)	(5,095)
Cash flows provided by (used in) financing activities	19,256	(121)	—	—	—
Store data(5):
Number of stores at end of period	71	108	150	123	157
Average net retail sales per store(6)(7)	$2,003	$1,904	$1,605	$791	$879
Net retail sales per gross square foot(7)(8)	634	582	502	247	287
Comparable store sales change (%)(9)	(6.7)%	(9.7)%	(15.9)%	(16.5)%	13.8%

				July 3, 2004

	December 29,	December 28,	January 3,		Pro Forma as
	2001	2002	2004	Actual	Adjusted(10)

	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$17,555	$15,866	$20,601	$26,315	$40,620
Working capital	8,983	4,813	7,724	18,656	32,961
Total assets	72,854	93,693	111,964	124,833	139,138
Long-term debt	—	—	—	—	—
Redeemable convertible preferred stock	33,964	35,920	37,890	38,875	—
Total stockholders’ equity	11,628	15,526	21,540	30,728	83,908

(1)	Includes impairment charges of $1,006 and litigation settlement expenses of $1,550 for the fiscal year ended December 29, 2001.

(2)	Basic earnings per common share gives effect to the allocation of net income available to common stockholders between common and participating preferred shares on a pro rata basis.

(3)	Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

(4)	Capital expenditures consists of leasehold improvements, net of tenant allowances received from landlords, furniture and fixtures and computer equipment and software purchases.

(5)	Excludes our webstore and seasonal and event-based locations.

(6)	Average net retail sales per store represents net retail sales from stores open throughout the entire period divided by the total number of such stores.

(7)	When we refer to average net retail sales per store and net retail sales per gross square foot for any period, we include in those calculations only those stores that have been open for that entire period.

(8)	Net retail sales per gross square foot represents net retail sales from stores open throughout the entire period divided by the total gross square footage of such stores.

(9)	Comparable store sales percentage changes are based on net retail sales and stores are considered comparable beginning in their thirteenth full month of operation.

(10)	On a pro forma as adjusted basis to give effect to the special $10.0 million cash dividend paid in August 2004, the automatic conversion of all of our outstanding shares of preferred stock as of this date upon completion of this offering, and the issuance and sale of 1,500,000 shares of common stock at an assumed public offering price of $19.00 per share, less underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

      You should carefully consider each of the following risks, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. If any of these risks occurs, our business may be adversely affected, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

If we are not able to maintain our current comparable store sales growth, our results of operations could be adversely affected.

      Our comparable store sales for the first half of fiscal 2004 increased 13.8%. However, our comparable store sales declined 6.7%, 9.7% and 15.9% in fiscal 2001, 2002 and 2003, respectively. Historically, a majority of our stores have generated a high level of sales immediately after opening, followed by a decline in the following year. For the 87 stores that had been open at least a full 24 months as of July 3, 2004, average net retail sales per store declined by $0.2 million in the second twelve months of operation compared to the first twelve months. We believe the principal factors that will affect comparable store results are the following:

•	the continuing appeal of our concept;

•	the effectiveness of our marketing efforts to attract new and repeat guests;

•	consumer confidence and general economic conditions;

•	our ability to anticipate and to respond, in a timely manner, to consumer trends;

•	the impact of new stores that we open in existing markets;

•	mall traffic;

•	competition;

•	the timing and frequency of national media appearances and other public relations events; and

•	weather conditions.

      As a result of these and other factors, we may not be able to maintain comparable stores sales growth in the future. If we are unable to maintain comparable store sales growth our results of operations could be significantly harmed.

Our future growth and profitability could be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness and guest traffic.

      During late fiscal 2003, we developed and tested a new targeted, integrated, multi-media marketing program that included television advertising and online components and which was designed to increase brand awareness and drive store traffic. We introduced this program nationwide in February 2004. Although we believe this program has been a significant reason for our increase in comparable store sales in the first half of fiscal 2004, we cannot assure you that it will continue to be successful. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of this marketing program and future marketing efforts that we undertake, including our ability to:

•	create greater awareness of our brand, interactive shopping experience and products;

•	identify the most effective and efficient level of spending in each market;

•	determine the appropriate creative message and media mix for marketing expenditures;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment;

•	select the right markets in which to market; and

•	convert consumer awareness into actual store visits and product purchases.

      Our planned marketing expenditures may not result in increased total or comparable store sales or generate sufficient levels of product and brand name awareness. We may not be able to manage our marketing expenditures on a cost-effective basis.

Our growth strategy requires us to open a significant number of new stores in the United States and Canada each year. If we are not able to open new stores or to effectively manage this growth, it could adversely affect our ability to grow and could significantly harm our profitability.

      Our growth will largely depend on our ability to open and operate new stores successfully in the United States and Canada. We opened 37 stores in fiscal 2002 and 43 stores in fiscal 2003. In fiscal 2004, we plan to open a total of 21 new stores in the United States and Canada and anticipate further store openings in subsequent years. Our ability to identify and open new stores in desirable locations and operate such new stores profitably is a key factor in our ability to grow successfully. We cannot assure you as to when or whether desirable locations will become available, the number of Build-A-Bear Workshop stores that we can or will ultimately open, or whether any such new stores can be profitably operated. We have not always succeeded in identifying desirable locations or in operating our stores successfully in those locations. For example, as of July 3, 2004, we have closed two stores and have determined that one of our other stores will be closed. We cannot assure you that we will not have other stores in the future that we may have to close. Our ability to open new stores and to manage our growth also depends on our ability to:

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	finance the preopening costs, capital expenditures and working capital requirements of the stores;

•	manage inventory to meet the needs of new and existing stores on a timely basis;

•	hire, train and retain qualified store personnel;

•	develop cooperative relationships with our landlords; and

•	successfully integrate new stores into our existing operations.

Increased demands on our operational, managerial and administrative resources could cause us to operate our business less effectively, which in turn could cause deterioration in our profitability.

If we are not able to franchise new stores outside of the United States and Canada, if we are unable to effectively manage our international franchises or if the laws relating to our international franchises change, our growth and profitability could be adversely affected and we could be exposed to additional liability.

      In 2003, we began to expand the Build-A-Bear Workshop brand outside of the United States, opening our own stores in Canada and our first franchised location in the United Kingdom. We intend to continue expanding outside of the United States and Canada through franchising in several countries over the next several years. As of October 12, 2004, there were eight Build-A-Bear Workshop franchised stores located in the United Kingdom, Japan, South Korea and Denmark. We have limited experience in franchising, and we cannot assure you that our franchisees will be successful in operating their stores or that we will be successful in maintaining and implementing our international franchising strategy. These markets frequently have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing United States and Canadian markets, which may cause these stores to be less successful than those in our existing markets. Additionally, our franchisees may experience merchandising and distribution challenges that are different from those we currently encounter in our existing markets. The operations and results of our franchisees could be negatively impacted by the financial or political factors in the countries in which they operate. These challenges, as well as others, could have a material adverse effect on our business, financial condition and results of operations.

      The success of our franchising strategy will depend upon our ability to attract qualified franchisees with sufficient financial resources to develop and grow the franchise operation and upon the ability of those franchisees to develop and operate their franchised stores. Franchisees may not operate stores in a manner consistent with our standards and requirements, may not hire and train qualified managers and other store personnel and may not operate their stores profitably. As a result, our franchising strategy may not be profitable to us and, moreover, our image and reputation may suffer. For example, the operations of our franchisee in South Korea have performed below expectations and we are negotiating to transfer the franchise to another party. Furthermore, even if our international franchising strategy is successful, the interests of franchisees might sometimes conflict with our interests. For example, whereas franchisees are concerned with their individual business strategies and objectives, we are responsible for ensuring the success of the Build-A-Bear Workshop brand and all of our stores.

      The laws of the various foreign countries in which our franchisees operate govern our relationships with our franchisees. These laws, and any new laws that may be enacted, may detrimentally affect the rights and obligations between us and our franchisees and could expose us to additional liability.

If we are unable to generate interest in and demand for our interactive retail experience, including being able to identify and respond to consumer preferences in a timely manner our financial condition and profitability could be adversely affected.

      We believe that our success depends in large part upon our ability to continue to attract guests with our interactive shopping experience and our ability to anticipate, gauge and respond in a timely manner to changing consumer preferences and fashion trends. We cannot assure you that our past success will be sustained or there will continue to be a demand for our “make your own stuffed animal” interactive experience, or for our stuffed animals, animal apparel and accessories. A decline in demand for our interactive shopping experience, our animals, animal apparel or accessories, or a misjudgment of consumer preferences or fashion trends, could have a negative impact on our business, financial condition and results of operations. In addition, if we miscalculate the market for our merchandise or the purchasing preferences of our guests, we may be required to sell a significant amount of our inventory at discounted prices or even below costs, thereby adversely affecting our financial condition and profitability.

A decrease in the customer traffic generated by the shopping malls in which we are located, which we depend upon to attract guests to our stores, could adversely affect our financial condition and profitability.

      While we invest heavily in integrated marketing efforts and believe we are more of a destination location than traditional retailers, we rely to a great extent on customer traffic in the malls in which our stores are located. In order to generate guest traffic, we generally attempt to locate our stores in prominent locations within high traffic shopping malls. We rely on the ability of the malls’ anchor tenants, generally large department stores, and on the continuing popularity of malls as shopping destinations. We cannot control the development of new shopping malls, the addition or loss of anchors and co-tenants, the availability or cost of appropriate locations within existing or new shopping malls or the desirability, safety or success of shopping malls. If we are unable to generate sufficient guest traffic, our sales and results of operations would be harmed. A significant decrease in shopping mall traffic could have a material adverse effect on our financial condition and profitability.

A decline in general economic conditions could lead to reduced consumer demand for our products and have an adverse affect on our liquidity and profitability.

      Since purchases of our merchandise are dependent upon discretionary spending by our guests, our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general or perceived slowdown in the United States or Canadian economy or uncertainty as to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products. Any of these factors would likely cause us to delay or slow our expansion plans, result in lower net sales and could also result in excess inventories, which could, in turn, lead to increased merchandise markdowns and related costs associated with higher levels of inventory and adversely affect our liquidity and profitability.

Our market share may be adversely impacted at any time by a significant number of competitors.

      We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of competitors. Because we are mall-based, we see our competition as those mall-based retailers that compete for prime mall locations, including various apparel, footwear and specialty retailers. We also compete with toy retailers, such as Wal-Mart, Toys “R” Us, Kmart and Target and other discount chains, as well as with a number of manufacturers that sell plush toys in the United States and Canada, including, but not limited to, Ty, Fisher Price, Mattel, Russ Berrie, Applause, Boyd’s, Hasbro, Commonwealth, Gund and Vermont Teddy Bear. Since we offer our guests an experience as well as merchandise, we also view our competition as any company that competes for our guests’ time and entertainment dollars, such as movie theaters, restaurants, amusement parks and arcades. In addition, there are several small companies that operate “create your own” teddy bear and stuffed animal experiences in retail stores and kiosks. Although we believe that currently none of these companies offers the breadth and depth of the Build-A-Bear Workshop products and experience, we cannot assure you that they will not compete directly with us in the future.

      Many of our competitors have longer operating histories, significantly greater financial, marketing and other resources, and greater name recognition. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us. If we fail to compete successfully, our market share and results of operations could be materially and adversely affected.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

      The success of our business depends upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the design, procurement and allocation of our merchandise. Also, because guest service is a defining feature of the Build-A-Bear Workshop corporate culture, we must be able to hire and train qualified managers and Bear Builder associates to succeed. The loss of certain key employees, including Maxine Clark, our founder and Chief Executive Bear, Barry Erdos, our President and Chief Operating Officer Bear, or other members of our senior management, our inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified store associates could have a material adverse effect on our business, financial condition and results of operations. We generally do not maintain key person insurance with respect to our executives, management or other personnel, except for limited coverage of our Chief Executive Bear which we do not believe would be sufficient to completely protect us against losses we may suffer if her services were to become unavailable to us in the future.

We rely on two vendors to supply substantially all of our merchandise, and any disruption in their ability to deliver merchandise could harm our ability to source products and supply inventory to our stores.

      We do not own or operate any manufacturing facilities. We purchased approximately 80% of our merchandise in fiscal 2001, approximately 74% in fiscal 2002, and approximately 76% in fiscal 2003, from two vendors. These vendors in turn contract for our orders with multiple factories for the production of merchandise. Our relationships with our vendors generally are on a purchase order basis and do not provide a contractual obligation to provide adequate supply, quality or acceptable pricing on a long-term basis. Our vendors could discontinue sourcing merchandise for us at any time. If one or both of our significant vendors were to discontinue their relationship with us, or if the factories with which they contract were to suffer a disruption in their production, we may be unable to replace the vendors in a timely manner, which could result in short-term disruption to our inventory flow as we transition our orders to new vendors or factories which could, in turn, disrupt our store operations and have an adverse effect on our business, financial condition and results of operations.

Our merchandise is manufactured by foreign manufacturers; therefore the availability and costs of our products may be negatively affected by risks associated with international manufacturing and trade.

      We purchase our merchandise from domestic vendors who contract with manufacturers in foreign countries, primarily in China. Any event causing a disruption of imports, including the imposition of import restrictions or labor strikes or lock-outs, could adversely affect our business. For example, in fiscal 2002, we experienced disruption to our import of merchandise as well as increased shipping costs associated with a dock-worker labor dispute. The flow of merchandise from our vendors could also be adversely affected by financial or political instability in any of the countries in which the goods we purchase are manufactured, especially China, if the instability affects the production or export of merchandise from those countries. New outbreaks of highly infectious epidemics in Asia, or elsewhere, such as SARS and avian influenza, or Asian bird flu, and concerns over its spread could have a negative impact on commerce and general economic conditions in Asia and could result in quarantines or closures of our suppliers’ facilities in Asia, including China, and adversely impact our ability to purchase goods from our suppliers. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products and could increase the cost and reduce the supply of products available to us. In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products we purchase from overseas vendors.

We rely on third parties to manage the warehousing and distribution aspects of our business. If these third parties do not adequately perform these functions, our business would be disrupted.

      The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. We depend on third party distribution centers in St. Louis, Missouri, Los Angeles, California and Toronto, Canada to receive and warehouse substantially all of our merchandise and supplies. We rely on additional third parties to ship all of our merchandise and supplies from the distribution centers to our stores. Events such as fires, tornadoes, earthquakes or other catastrophic events, malfunctions of our third party distributors’ distribution information systems, shipping problems or termination of our distribution agreements by such distributors would result in delays or disruptions in the timely distribution of merchandise to our stores, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our quarterly results of operations could cause the price of our common stock to substantially decline.

      Retailers generally are subject to fluctuations in quarterly results. Our operating results for one period may not be indicative of results for other periods, and may fluctuate significantly due to a variety of factors, including:

•	the timing of new store openings and related expenses;

•	the profitability of our stores;

•	increases or decreases in comparable store sales;

•	the timing and frequency of our marketing initiatives;

•	changes in general economic conditions and consumer spending patterns;

•	changes in consumer preferences;

•	the effectiveness of our inventory management;

•	actions of competitors or mall anchors and co-tenants;

•	seasonal shopping patterns, including whether the Easter holiday occurs in the first or second quarter and other vacation schedules;

•	the timing and frequency of national media appearances and other public relations events; and

•	weather conditions.

      If our future quarterly results fluctuate significantly or fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially.

Our failure to renew, register or otherwise protect our trademarks could have a negative impact on the value of our brand names and our ability to use those names in certain geographical areas.

      We believe our copyrights, service marks, trademarks, trade secrets, patents and similar intellectual property are critical to our success. We rely on trademark, copyright and other intellectual property laws to protect our proprietary rights. We also depend on trade secret protection through confidentiality and license agreements with our employees, subsidiaries, licensees, licensors and others. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brand, competitive advantages or goodwill and result in decreased revenues.

      Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party could copy or otherwise obtain information from us without authorization. Accordingly, we may not be able to prevent misappropriation of our intellectual property or to deter others from developing similar products or services. Further, monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type has resulted in and could result in further substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

We may have disputes with, or be sued by, third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.

      Other parties have asserted in the past, and may assert in the future, trademark, patent, copyright or other intellectual property rights that are important to our business. We cannot assure you that others will not seek to block the use of or seek monetary damages or other remedies for the prior use of our brand names or other intellectual property or the sale of our products or services as a violation of their trademark, patent or other proprietary rights. Defending any claims, even claims without merit, could be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation.

      In addition, there may be prior registrations or use of intellectual property in the U.S. or foreign countries for similar or competing marks or other proprietary rights of which we are not aware. In all such countries it may be possible for any third party owner of a national trademark registration or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. Securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various grounds.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if we violate any of the terms of our current leases, our growth and profitability could be harmed.

      We lease all of our store locations. The majority of our store leases contain provisions for base rent plus percentage rent based on sales in excess of an agreed upon minimum annual sales level. A number of our leases include a termination provision which applies if we do not meet certain sales levels during a specified period, typically in the third to fourth year of the lease. In addition, most of our leases will expire within the next ten years and generally do not contain options to renew. Furthermore, some of these leases contain various restrictions relating to change of control of our company. Our leases also subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters within the malls. In addition, the lease for our store in the Downtown Disney® District at the Disneyland® Resort in Anaheim, California provides that the landlord may terminate the lease at any time, subject to the payment of an early termination fee. As a result, we cannot assure you that the landlord will not exercise its right to terminate this lease.

We have entered into various transactions with certain related parties which may not reflect arms-length terms.

      We have entered into various transactions with parties that have relationships with us, including, but not limited to, employment with us, familial relationships with our employees or beneficial ownership of greater than 5% of certain classes of our outstanding capital stock. As described under “Certain Relationships and Related Party Transactions,” these transactions relate to, among other things, the purchase of furniture and fixtures for new stores, leases, real estate management, construction and related services, and design services. Our board of directors did not seek or obtain competitive bids prior to entering into these transactions. Therefore, we cannot assure you that all such transactions were on terms that are at least as beneficial to us as the terms we could have obtained in a similar transaction with an unrelated third party.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

      Our business is highly dependent on communications and information systems. Any failure or interruption of our systems, including those associated with new systems implementations or system upgrades, could significantly harm our business, including our sales, distribution, purchasing, inventory control, merchandising and financial controls. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters or otherwise, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Terrorism and the uncertainty of future terrorist attacks or war could reduce consumer confidence and mall traffic which could adversely affect our operating results.

      Terrorist acts or acts of war may cause damage or disruption to our facilities, information systems, vendors, employees and guests, which could significantly harm our revenues and results of operations. In the future, fears of war or additional acts of terrorism, including alerts specifically listing malls as potential terrorist targets, may have a negative effect on mall traffic, consumer confidence or consumer discretionary spending patterns, as well as have an adverse effect on the economy in general. This impact may be particularly harmful to our business because we rely heavily on mall traffic, discretionary consumer spending and consumer confidence levels.

We are subject to potential challenges relating to overtime pay and other regulations that impact our employees, which could adversely affect our business.

      Various labor laws, including federal, state and Canadian laws, govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. A determination that we do not comply with these laws could harm our profitability or business reputation. In particular, as a retailer, we may be subject to challenges regarding the application of overtime and related pay regulations to our employees which could result in additional expense and liability. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence or mandated health benefits could also materially adversely affect us.

We may suffer negative publicity or be sued if the manufacturers of our merchandise violate labor laws or engage in practices that our guests believe are unethical, or if our products are recalled or cause injuries.

      We rely on our sourcing personnel to select manufacturers with legal and ethical labor practices, but we cannot control the business and labor practices of our manufacturers. If one of these manufacturers violates labor laws or other applicable regulations or is accused of violating these laws and regulations, or if such a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, we could in turn experience negative publicity or be sued.

      Many of our products are used by small children and infants who may be injured from usage. We may decide or be required to recall products or be subject to claims or lawsuits resulting from injuries. For example, in January 2003, we voluntarily recalled a product due to a possible safety issue, for which a vendor reimbursed us for certain related expenses. Negative publicity in the event of any recall or if any children are injured from our products could have a material adverse effect on sales of our products and our business, and related recalls or lawsuits with respect to such injuries could have a material adverse effect on our financial position. Although we currently have liability insurance, we cannot assure you that it would cover product recalls and we face the risk that claims or liabilities will exceed our insurance coverage. Furthermore, we may not be able to maintain adequate liability insurance in the future.

Portions of our business are subject to privacy and security risks. If we improperly obtain, or are unable to protect, information from our guests, we could be subject to liability and damage to our reputation.

      In addition to serving as an online sales portal, our website, www.buildabear.com, features children’s games, e-cards and printable party invitations and thank-you notes, and provides an opportunity for children under the age of 13 to sign up, with the consent of their parent or guardian, to receive our online newsletter. We currently obtain and retain personal information about our website users. In addition, we obtain personal information about our guests as part of their registration in our Find-A-Bear identification system. Federal, state and foreign governments have enacted or may enact laws or regulations regarding the collection and use of personal information, with particular emphasis on the collection of information regarding minors. Such regulations include or may include requirements that companies establish procedures to:

•	give adequate notice regarding information collection and disclosure practices;

•	allow consumers to have personal information deleted from a company’s database;

•	provide consumers with access to their personal information and the ability to rectify inaccurate information;

•	obtain express parental consent prior to collecting and using personal information from children; and

•	comply with the Federal Children’s Online Privacy Protection Act.

      Such regulation may also include enforcement and redress provisions. While we have implemented programs and procedures designed to protect the privacy of people, including children, from whom we collect information, and our website is designed to be fully compliant with the Federal Children’s Online Privacy Protection Act, there can be no assurance that such programs will conform to all applicable laws or regulations.

      We have a stringent privacy policy covering the information we collect from our guests and have established security features to protect our guest database and website. However, our security measures may not prevent security breaches. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our guests’ personal information, it could harm our reputation and, therefore, our business and we could be subject to liability. Such liability could include claims for misuse of personal information or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. In addition, because our guest database primarily includes personal information of young children and young children frequently interact with our website, we are potentially vulnerable to charges from parents, children’s organizations, governmental entities, and the media of engaging in inappropriate collection of data from children. Such charges could adversely impact guest relationships and ultimately cause a decrease in net sales and also expose us to litigation and possible liability.

Risks Related to Owning Our Common Stock

If an active trading market for our common stock does not develop, the value and liquidity of your investment in our common stock could be adversely affected.

      Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange; however, we cannot assure you that an active trading market will develop for our common stock. The initial public offering price of the common stock will be determined by negotiations among us, the selling stockholders and the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering.

The market price of our common stock may be materially adversely affected by market volatility which could result in costly and time-consuming securities litigation.

      The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	actual or anticipated variations in comparable store sales or operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	changes in the retailing environment;

•	changes in the market valuations of other specialty retail companies; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

      The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

      In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

Our principal stockholders will continue to own a large percentage of our voting stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.

      Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own approximately 60.4% of our outstanding common stock, or 55.8% if the underwriters exercise their over-allotment option in full. If these stockholders act together, they would be able to elect our board of directors and control all other matters requiring approval by stockholders, including the approval of mergers, going private transactions and other extraordinary transactions, as well as the terms of any of these transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The public sale of our common stock by existing stockholders could adversely affect the price of our common stock.

      The market price of our common stock could decline as a result of sales by our existing stockholders after this offering or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      Assuming completion of this offering, based on our shares outstanding as of July 3, 2004, we will have a total of 20,598,925 fully diluted shares of common stock outstanding, including shares underlying currently outstanding options. Of these 20,598,925 shares, 13,798,925 shares were not sold in this offering and are “restricted securities,” which means the holder acquired these securities from us or an affiliate in a transaction that did not involve a public offering. These shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. At this time, following the lapse of contractual restrictions imposed by the underwriters, all restricted securities, whether or not held by our affiliates, will be eligible to be sold, subject to certain volume and other limitations under Rule 144 under the Securities Act. Shares sold in the offering to our affiliates will also be subject to Rule 144 of the Securities Act. In addition, beginning six months after completion of this offering, the holders of approximately 12,640,259 shares of our common stock have the right to require us to register the sale of their shares of our common stock under the Securities Act.

Purchasers of our common stock in this offering will be subject to immediate substantial dilution and may be subject to additional dilution in the future.

      The assumed initial public offering price of $19.00 per share is substantially higher than the net tangible book value per share of our outstanding common stock both before the offering, $3.77 per share, and after the offering, $4.72 per share. As a result, purchasers of our common stock in this offering will incur immediate, substantial dilution in the amount of $14.28 per share based on the assumed initial public offering price. In the past we have granted options to our key employees to purchase our common stock, and we expect to continue to grant a substantial number of options in the future. We have also adopted an employee stock purchase plan under which we expect to issue or sell shares of our common stock. These grants of options and other issuances could also result in dilution to stockholders. In addition, if we issue preferred stock, the rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock. See “Dilution.”

Our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders’ best interests.

      Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions:

•	restrict various types of business combinations with significant stockholders;

•	provide for a classified board of directors;

•	limit the right of stockholders to remove directors or change the size of the board of directors;

•	limit the right of stockholders to fill vacancies on the board of directors;

•	limit the right of stockholders to act by written consent and to call a special meeting of stockholders or propose other actions;

•	require a higher percentage of stockholders than would otherwise be required to amend, alter, change or repeal our bylaws and certain provisions of our certificate of incorporation; and

•	authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

      These provisions may:

•	discourage, delay or prevent a change in the control of our company or a change in our management, even if such change may be in the best interests of our stockholders;

•	adversely affect the voting power of holders of common stock; and

•	limit the price that investors might be willing to pay in the future for shares of our common stock.

Management will have significant discretion over the use of proceeds from this offering and may use the proceeds in a manner which is different from their current intent.

      While we intend to use the net proceeds of the offering to fund the opening of new stores, the remodeling of existing stores, and working capital and for general corporate purposes, we will have broad discretion to adjust the application and allocation of the net proceeds in order to address changed circumstances and opportunities. The success of our operations that are influenced by capital expenditures and working capital allocations will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds.

We do not anticipate paying cash dividends, and accordingly stockholders must rely on stock appreciation for any return on their investment in us.

      We paid a special $10.0 million cash dividend to our stockholders in August 2004. We anticipate that we will retain our earnings for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the common stock will provide a return to investors in this offering. Investors seeking cash dividends should not invest in our common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus contains certain statements that are, or may be considered to be, “forward-looking statements” for the purpose of federal securities laws, including, but not limited to, statements that reflect our current views with respect to future events and financial performance. We generally identify these statements by words or phrases such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “future,” “potential” or “continue,” the negative or any derivative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, among other things, projections or statements regarding:

•	our future financial performance;

•	our anticipated operating and growth strategies;

•	our anticipated rate of store openings;

•	our anticipated store opening costs; and

•	our future capital expenditures.

      These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” as well as other places in this prospectus.

      We operate in a competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.

      You should read this prospectus completely and with the understanding that our actual results may be materially different from what we expect. Except as required by law, we undertake no duty to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $24.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $19.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholders, nor will we receive any proceeds from the sale of additional shares relating to the underwriters’ over-allotment option, if exercised.

      The principal purpose of this offering is to establish a public market for our common stock. We expect to use approximately $15.0 million of the net proceeds of this offering to fund the opening of new stores, $2.0 million to fund the remodeling of existing stores, $3.0 million for working capital and $4.3 million for general corporate purposes.

      We will retain broad discretion over the allocation of the net proceeds of this offering. Pending the uses listed above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

      We paid a special $10.0 million cash dividend to our stockholders in August 2004. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business, and we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant. Additionally, under our credit agreement, we are prohibited from declaring dividends without the prior consent of our lender, subject to certain exceptions, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

      The following table sets forth our capitalization as of July 3, 2004:

•	on an actual consolidated basis;

•	on a pro forma basis giving effect to the special $10.0 million cash dividend paid in August 2004, the automatic conversion of all of our outstanding shares of preferred stock as of this date upon completion of this offering and the effect of the recognition of unearned compensation upon the acceleration of the vesting of outstanding stock options; and

•	on a pro forma as adjusted basis giving effect to the special $10.0 million cash dividend paid in August 2004, the automatic conversion of all of our outstanding shares of preferred stock as of this date upon completion of this offering, the effect of the recognition of unearned compensation upon the acceleration of the vesting of outstanding stock options and the issuance and sale of 1,500,000 shares of common stock at an assumed public offering price of $19.00 per share, less underwriting discounts and commissions and estimated offering expenses.

	As of July 3, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(Dollars in thousands,
	except per share data)
Cash and cash equivalents	$26,315	$16,315	$40,620

Total debt	—	—	—

Redeemable convertible preferred stock, par value $0.01: 25,000,000 aggregate redeemable and nonredeemable preferred shares authorized; 6,134,003 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	38,875	—	—

Stockholders’ equity:
Nonredeemable convertible preferred stock, par value $0.01: 25,000,000 aggregate redeemable and nonredeemable preferred shares authorized; 9,433,518 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	94	—	—
Common stock, par value $0.01: 25,000,000 shares authorized; 734,953 shares issued and outstanding, actual; 18,051,642 shares issued and outstanding, pro forma; 19,551,642 shares issued and outstanding, pro forma as adjusted	7	181	196
Additional paid-in capital	12,808	51,603	75,893
Retained earnings	21,567	9,687	9,687
Notes receivable	(1,868)	(1,868)	(1,868)
Unearned compensation	(1,880)	—	—

Total stockholders’ equity	30,728	59,603	83,908

Total capitalization	$69,603	$59,603	$83,908

      The table above does not include:

•	1,047,283 shares of our common stock issuable upon exercise of options outstanding as of July 3, 2004 under our 2000 stock option plan and our 2002 stock incentive plan, at a weighted average exercise price of $6.52 per share;

•	up to 2,073,820 additional shares of our common stock reserved for issuance under our 2004 stock incentive plan;

•	1,000,000 shares of our common stock issuable pursuant to our 2004 associate stock purchase plan; and

•	a total of 50,000,000 shares of common stock and 15,000,000 shares of preferred stock that will be authorized upon completion of the offering.

      Management believes the pro forma and pro forma as adjusted data above, giving effect to the special $10.0 million cash dividend paid in August 2004, is useful to investors, due to the materiality of such transactions. You should read this information in conjunction with the information under “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

DILUTION

      If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our net tangible book value as of July 3, 2004, was approximately $68.0 million, or $3.77 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 1,500,000 shares of common stock offered by this prospectus at an assumed public offering price of $19.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value will be $92.3 million, or approximately $4.72 per share. This represents an immediate increase in pro forma net tangible book value of $0.95 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $14.28 per share to new investors purchasing shares of common stock in this offering. After giving effect to our sale of 1,500,000 shares of common stock offered by this prospectus at an assumed public offering price of $19.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the special $10.0 million cash dividend paid in August 2004 our pro forma as adjusted net tangible book value will be $82.3 million, or approximately $4.21 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.00 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $14.79 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

			Pro Forma
	Pro Forma		As Adjusted

Assumed public offering price per share		$19.00		$19.00
Net tangible book value per share (1)	$3.77		$3.21
Increase per share attributable to new investors	0.95		1.00

Pro forma net tangible book value per share after this offering		4.72		4.21

Dilution per share to new investors		$14.28		$14.79

(1)	Net tangible book value per share is presented as of July 3, 2004 and, on an adjusted basis, gives effect to the payment of a special $10.0 million cash dividend to our stockholders in August 2004.

      Management believes net tangible book value per share, giving effect to the special $10.0 million cash dividend paid in August 2004, is useful to investors, due to the materiality of such transaction.

      The following table sets forth, as of July 3, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by our existing stockholders and by the new investors, before deducting expenses payable by us, assuming a public offering price of $19.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	18,051,642	92.3%	$46,745,403	62.1%	$2.59
New investors	1,500,000	7.7	28,500,000	37.9	19.00

Total	19,551,642	100.0%	$75,245,403	100.0%	3.85

      The tables above exclude 1,047,283 shares of common stock issuable upon exercise of options outstanding as of July 3, 2004 having a weighted average exercise price of $6.52 per share. To the extent that these options are exercised, there will be further dilution to new investors.

      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of common stock held by our existing stockholders will decrease to approximately 60.0% of the total number of shares of common stock outstanding; and

•	the number of shares held by new public investors will increase to 7,820,000, or approximately 40.0% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following table sets forth, for the periods and dates indicated, our selected consolidated financial and operating data. The balance sheet data as of December 28, 2002 and January 3, 2004 and the statement of operations and other financial data for our fiscal years ended December 29, 2001, December 28, 2002 and January 3, 2004 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 1, 2000, December 30, 2000 and December 29, 2001 and the statement of operations and other financial data for our fiscal years ended January 1, 2000 and December 30, 2000 are derived from our audited financial statements that are not included in this prospectus. The balance sheet data as of July 3, 2004 and the statement of operations and other financial data for the first half of fiscal 2003 and 2004 have been derived from the unaudited interim financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the first half of fiscal 2004 are not necessarily indicative of the results for the fiscal year ending January 1, 2005 or for any future period. You should read our selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      See the notes to our consolidated financial statements for an explanation of the method used to determine the numbers of shares used in computing basic and diluted and pro forma basic and diluted net earnings (loss) per common share.

	Fiscal Year Ended(1)					Pro Forma for	26 Weeks Ended(1)		Pro Forma for
						the Year Ended			the 26 Weeks
	January 1,	December 30,	December 29,	December 28,	January 3,	January 3,	June 28,	July 3,	Ended July 3,
	2000	2000	2001	2002	2004	2004(2)	2003	2004	2004(2)

	(Dollars in thousands)
Statement of operations data:
Total revenues	$18,101	$55,408	$106,622	$169,138	$213,672		$92,583	$135,727
Costs and expenses:
Cost of merchandise sold	9,256	29,090	56,708	90,848	116,515		51,929	70,146
Selling, general and administrative	9,091	23,713	41,100	65,628	81,091		36,084	48,632
Store preopening	908	2,292	3,124	3,091	3,045		1,491	580
Impairment charge	—	—	1,006	—	—		—	—
Litigation settlement	—	—	1,550	—	—		—	—
Interest expense (income), net	(84)	(98)	64	(88)	(58)		(55)	(98)

Total costs and expenses	19,171	54,997	103,552	159,479	200,593		89,449	119,260

Income (loss) before income taxes and minority interest(3)	(1,070)	411	3,070	9,659	13,079		3,134	16,467
Minority Interest	—	—	122	—	—		—	—

Income (loss) before income taxes	(1,070)	411	3,192	9,659	13,079		3,134	16,467
Income tax expense (benefit)(3)	—	(36)	1,287	3,791	5,101		1,285	6,258

Net income (loss)	(1,070)	447	1,905	5,868	7,978	$7,978	1,849	10,209	$10,209
Cumulative dividends and accretion of redeemable preferred stock	—	343	824	1,971	1,970	—	985	985	—
Cumulative dividends on nonredeemable preferred stock	—	342	455	455	455	—	228	227	—

Net income (loss) attributable to common and participating preferred stockholders	$(1,070)	$(238)	$626	$3,442	$5,553	$7,978	$636	$8,996	$10,209

	Fiscal Year Ended(1)					Pro Forma for	26 Weeks Ended(1)		Pro Forma for the
						the Year Ended			26 Weeks Ended
	January 1,	December 30,	December 29,	December 28,	January 3,	January 3,	June 28,	July 3,	July 3,
	2000	2000	2001	2002	2004	2004(2)	2003	2004	2004(2)

	(Dollars in thousands, except per share and per gross square foot data)
Net income (loss) allocated to common stockholders	$(1,070)	$(238)	$19	$77	$124	$7,978	$14	$261	$10,209

Net income (loss) allocated to participating preferred stockholders	$—	$—	$607	$3,365	$5,429	$—	$622	$8,735	$—

Earnings (loss) per common share(4):
Basic	$(5.83)	$(1.09)	$0.09	$0.35	$0.57	$0.46	$0.07	$0.92	$0.58
Diluted	$(5.83)	$(1.09)	$0.07	$0.32	$0.45	$0.44	$0.07	$0.57	$0.57
Shares used in computing per share amounts
Basic	183,487	217,519	217,519	217,519	217,519	17,534,217	217,519	284,731	17,601,429
Diluted	183,487	217,519	9,101,143	12,055,458	17,546,348	18,006,638	9,367,692	17,938,328	18,031,921

Other financial data:
Gross margin ($)(5)	$8,798	$26,144	$49,913	$78,275	$96,912		$40,559	$65,273
Gross margin (%)(5)	48.6%	47.2%	46.8%	46.3%	45.4%		43.9%	48.2%
Capital expenditures(6)	$5,833	$14,860	$21,624	$18,718	$18,362		$10,338	$4,438
Depreciation and amortization	870	2,185	4,588	7,775	11,065		4,939	6,030

Cash flow data:
Cash flows provided by (used in) operating activities	$(472)	$7,886	$14,482	$18,664	$25,215		$(1,004)	$10,809
Cash flows used in investing activities	(6,509)	(15,564)	(23,280)	(20,232)	(20,480)		(11,177)	(5,095)
Cash flows provided by (used in) financing activities	6,587	12,874	19,256	(121)	—		—	—

Store data(7):
Number of stores at end of period	14	39	71	108	150		123	157
Average net sales per store(8)(9)	$2,109	$2,205	$2,003	$1,904	$1,605		$791	$879
Net sales per gross square foot(9)(10)	$746	$705	$634	$582	$502		$247	$287
Comparable store sales change (%)(11)	18.2%	5.1%	(6.7)%	(9.7)%	(15.9)%		(16.5)%	13.8%

						July 3, 2004

	January 1,	December 30,	December 29,	December 28,	January 3,		Pro Forma as
	2000	2000	2001	2002	2004	Actual	Adjusted (12)

	(Dollars in thousands)
Balance sheet data(1):
Cash and cash equivalents	$1,901	$7,098	$17,555	$15,866	$20,601	$26,315	$40,620
Working capital	5,861	12,418	8,983	4,813	7,724	18,656	32,961
Total assets	16,108	40,086	72,854	93,693	111,964	124,833	139,138
Long-term debt	345	1,404	—	—	—	—	—
Redeemable preferred stock	—	12,116	33,964	35,920	37,890	38,875	—
Total stockholders’ equity	10,705	10,548	11,628	15,526	21,540	30,728	83,908

(1)	Our fiscal year consists of 52 or 53 weeks and ends on the Saturday nearest December 31 in each year. Fiscal years ended December 29, 2001 and December 28, 2002 included 52 weeks and fiscal year ended January 3, 2004 included 53 weeks.

(2)	The pro forma statement of operations data for the year ended January 3, 2004 and the 26 weeks ended July 3, 2004 and the pro forma balance sheet data as of July 3, 2004 reflect the pro forma effect of the mandatory conversion of all preferred stock into shares of common stock in connection with this offering. The conversion ratio assumes the number of shares to be issued upon the conversion of the outstanding preferred stock based upon our Amended and Restated Certificate of Incorporation effective on August 10, 2004, or 17,316,698 shares.

(3)	Before April 3, 2000, we were organized as a limited liability company. During that period, we were classified for federal and state income tax purposes as a partnership and as a result paid no income taxes as a corporation. Since April 3, 2000, we have been a C-corporation and have been liable for federal and state income taxes.

(4)	Assumes for fiscal years ended January 1, 2000 and December 30, 2000: (i) conversion of membership units for periods prior to our conversion to a C-corporation; and (ii) the tax effect as if we had converted to a C-corporation as of the beginning of 1999. Basic earnings (loss) per common share gives effect to the allocation of net income (loss) available to common stockholders between common and participating preferred shares on a pro rata basis.

(5)	Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

(6)	Capital expenditures consists of leasehold improvements, net of tenant allowances received from landlords, furniture and fixtures and computer equipment and software purchases.

(7)	Excludes our webstore and seasonal and event-based locations.

(8)	Average net retail sales per store represents net retail sales from stores open throughout the entire period divided by the total number of such stores.

(9)	When we refer to average net retail sales per store and net retail sales per gross square foot for any period, we include in those calculations only those stores that have been open for that entire period.

(10)	Net retail sales per gross square foot represents net retail sales from stores open throughout the entire period divided by the total gross square footage of such stores.

(11)	Comparable store sales percentage changes are based on net retail sales and stores are considered comparable beginning in their thirteenth full month of operation.

(12)	On a pro forma as adjusted basis to give effect to the special $10.0 million cash dividend paid in August 2004, the automatic conversion of all of our outstanding shares of preferred stock as of this date upon completion of this offering, and the issuance and sale of 1,500,000 shares of common stock at an assumed public offering price of $19.00 per share, less underwriting discounts and commissions and estimated offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this prospectus.

      Throughout this prospectus, we refer to our fiscal years ended January 1, 2000, December 30, 2000, December 29, 2001, December 28, 2002 and January 3, 2004 as fiscal years 1999, 2000, 2001, 2002 and 2003, respectively. Our fiscal year consists of 52 or 53 weeks, reported in four 13-week periods, and ends on the Saturday nearest December 31 in each year. Fiscal years 1999, 2000, 2001 and 2002 included 52 weeks and fiscal year 2003 included 53 weeks. When we refer to the first half of fiscal 2003 and 2004, we are referring to the 26-week periods ended June 28, 2003 and July 3, 2004. When we refer to our fiscal quarters, or any three month period ending as of a specified date, we are referring to the 13-week period prior to that date. All of our fiscal quarters presented in this prospectus included 13 weeks, except for the quarter ended January 3, 2004, which had 14 weeks.

Overview

      We are the leading, and only national, company providing a “make your own stuffed animal” interactive entertainment experience under the Build-A-Bear Workshop brand, in which our guests stuff, fluff, dress, accessorize and name their own teddy bears and other stuffed animals. Our concept, which we developed for mall-based retailing, capitalizes on what we believe is the relatively untapped demand for experience-based shopping as well as the widespread appeal of stuffed animals. The Build-A-Bear Workshop experience appeals to a broad range of age groups and demographics, including children, teens, their parents and grandparents. As of October 12, 2004, we operated 165 stores in 39 states and Canada and had eight franchised stores internationally under the Build-A-Bear Workshop brand. In addition to our stores, we market our products and build our brand through our website, which simulates our interactive shopping experience, as well as in event-based locations and sports venues.

      We operate in three segments that share the same infrastructure, including management, systems, merchandising and marketing, and generate revenues as follows:

•	United States and Canadian retail stores, a webstore and seasonal, event-based locations;

•	International stores operated under franchise agreements; and

•	License arrangements with third parties which manufacture and sell to other retailers merchandise carrying the Build-A-Bear Workshop brand.

      Selected financial data attributable to each segment for fiscal 2001, 2002 and 2003 are set forth in note 19 of the notes to our consolidated financial statements included elsewhere in this prospectus.

      For a discussion of the key trends and uncertainties that have affected our revenues, income and liquidity, see the “Revenues,” “Costs and Expenses” and “Expansion and Growth Potential” subsections of this Overview.

      We believe that we have developed an appealing retail store concept that, for stores open for the entire year, averaged $1.6 million in fiscal 2003, $1.9 million in fiscal 2002 and $2.0 million in fiscal 2001 in net retail sales per store, and, for stores open for the entire period, averaged $879 thousand for the first half of fiscal 2004 and $791 thousand in the first half of fiscal 2003 in net retail sales per store. For a discussion of the decrease in comparable store sales in fiscal years 2001 through 2003, see “— Revenues.” Store contribution, which consists of net income before income tax expense, interest, store depreciation and amortization, store preopening expense and general and administrative expense, excluding franchise fees, license revenues and contribution from our webstore and seasonal event-based locations, as a percentage of net retail sales, excluding revenue from our webstore and seasonal and event-based locations, was 22.8% for fiscal 2003 and 26.4% for the first half of fiscal 2004, and total company net income as a percentage of total revenues was 3.7% for fiscal 2003 and 7.5% for the first half of fiscal 2004. See “— Non-GAAP Financial Measures” for a reconciliation of store contribution to net income. The store contribution of our average store, coupled with the fact that we had opened 120 stores since the beginning of fiscal 2001 and improved expense management, primarily through improved labor planning and reductions in store supply and other expenses in 2003, have been the primary reasons for our net income increasing during each of the last five fiscal years. Strong comparable store sales for the first half of fiscal 2004, along with the factors cited above, have been the primary reason for our increase in net income in the first half of fiscal 2004 as compared to the first half of fiscal 2003. Additionally, as we have added stores and grown our sales volume, the quantities of merchandise and supplies we purchase have increased which has created economies of scale for our vendors allowing us to obtain reduced costs for these items and increase our profitability.

      The increase in total store contribution has been partially offset by the increase in our central office general and administrative expenses required to support an expanding store base and international franchise operations. These expenses have grown at a slower rate, in percentage terms, than our number of stores and net retail sales. In addition, we significantly increased our advertising expenditures in the fourth quarter of fiscal 2003 and the first half fiscal 2004 and expect these expenditures as a percentage of net retail sales to be even greater in the second half of fiscal 2004 compared to the first half of fiscal 2004.

      We expect to grow our business primarily through the continued opening of new stores. Further, we expect to grow our net retail sales, including comparable store sales, as a result of the addition of national television and online advertising to our marketing mix in fiscal 2004. We also plan to increase our revenues through increasing the number of international franchised stores, as well as the addition of new licensees and sales of licensed products for which we receive license revenue.

      We expect the additional revenue contribution from our increased marketing to be greater than the total expense of the program. By improving our store productivity primarily as a result of comparable store sales increases, we expect to improve our store contribution as a percentage of net retail sales by better leveraging our store level operating expenses, primarily those which are fixed such as occupancy, over increased net retail sales per store. As we grow our total revenues, we also expect to decrease our general and administrative expenses as a percentage of revenues beginning in fiscal 2005 by leveraging these expenses, primarily those which are largely fixed such as management payroll and occupancy, over an increased revenue amount. This decrease will be partially offset by some increases in general and administrative expenses, including marketing, to support more stores and our growing franchise and licensing businesses.

Recent Developments

      For the 13 weeks ended October 2, 2004 we had total revenues of $66.5 million, compared to $48.0 million in total revenues for the 13-week period ended September 27, 2003, a 38.7% increase. This increase was primarily a result of an 18.8% increase in comparable store sales for the 13 weeks and sales from 22 new stores opened since September 27, 2003.

      For the 39 weeks ended October 2, 2004, we had total revenues of $202.2 million, compared to $140.5 million in total revenues for the 39-week period ended September 27, 2003, a 43.9% increase. We had a 15.6% increase in comparable store sales during this period.

      Following is a description and discussion of the major components of our statement of operations:

Revenues

      Net retail sales. Net retail sales are revenues from retail sales (including our web store and other non-mall locations), are net of discounts, exclude sales tax, and are recognized at the time of sale. Revenues from gift certificates are recognized at the time of redemption. Our guests use cash, checks and third party credit cards to make purchases. We classify stores as new or comparable stores and do not include our webstore or seasonal, event-based locations in our store count or in our comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation.

      We have a frequent shopper program whereby guests who purchase approximately $100 of merchandise receive a card for $10 off a future purchase. An estimate of the obligation related to this program, based on historical redemption rates, is recorded as deferred revenue and a reduction of net sales at the time of original purchase. The deferred revenue obligation is reduced at the time of redemption of the $10 discount.

      We use comparable store sales as a key performance measure for our business. The percentage increase (or decrease) in comparable store sales for the periods presented below is as follows:

Fiscal Year Ended			26 Weeks Ended

December 29, 2001	December 28, 2002	January 3, 2004	June 28, 2003	July 3, 2004

(6.7)%	(9.7)%	(15.9)%	(16.5)%	13.8%

      We believe the decrease in comparable store sales from fiscal 2001 through fiscal 2003 was largely the result of four factors:

•	A difficult economic environment, including lower consumer confidence levels and a weak retail climate.

•	Our inability to increase the number of transactions in comparable stores which we believe was the result of low brand awareness with potential new and repeat guests.

•	The transfer to new stores of a portion of existing stores’ sales, as we opened new stores in markets where we already operated one or more stores, causing the existing stores’ sales to decline, even though total sales in those markets increased. We expect this factor to continue to affect us as we add new stores in markets where we have existing stores.

•	The large amount of initial trial sales in the first year a store is open, which we believe results from the distinctive nature of our concept and the publicity we normally receive when we open a new store, does not necessarily continue at that level after this period. We expect this factor to continue to affect us, but it is difficult to predict to what degree, particularly if awareness of our brand continues to grow as a result of our change in marketing strategy.

      Comparable store sales increased 13.8% for the first half of fiscal 2004. We believe this change from the previous trend can be attributed primarily to two factors:

•	A change in our marketing strategy. During the fourth quarter of fiscal 2003, we tested in a limited number of markets the use of television and online advertising and determined that it was successful in attracting a higher number of new and repeat guests. In the first quarter of fiscal 2004, we implemented this marketing strategy on a national basis and quickly began achieving comparable store sales increases. We anticipate continuing this marketing approach for the foreseeable future.

•	An improved economy with higher levels of consumer confidence and a better retail climate.

      Franchise fees: We receive an initial, one-time franchise fee per master franchise which is amortized to revenue over the life of the respective franchise agreement. Master franchises rights are typically granted to a franchisee for an entire country. Continuing franchise fees are based on a percentage of sales made by the franchisees’ stores and are recognized as revenue at the time of those sales.

      As of October 12, 2004, we had eight stores under franchise arrangements in the United Kingdom, South Korea, Japan and Denmark. In addition, we have agreements with franchisees in Australia and France and recently entered into an agreement covering the Republic of China (Taiwan). Seven of our franchised stores were opened in fiscal 2004.

      License revenue: License revenue is based on a percentage of sales made by licensees to third parties and is recognized at the time of those sales.

      We have entered into a number of licensing arrangements whereby third parties manufacture and sell to other retailers merchandise carrying the Build-A-Bear Workshop mark. As of July 3, 2004, no license revenue had been recognized. We anticipate receiving license revenues in the second half of fiscal 2004.

Costs and Expenses

      Cost of merchandise sold and gross margin: Cost of merchandise sold includes the cost of the merchandise, freight costs from the manufacturer to the store, cost of warehousing and distribution, packaging, damages and shortages and store occupancy cost, including store depreciation. Gross margin is defined as net retail sales less the cost of merchandise sold.

      We have been able to reduce the unit costs of our merchandise and packaging through economies of scale realized as our sales volume has grown. The increase in sales volume has also allowed us to reduce our freight, cost of warehousing and distribution costs as a percentage of net retail sales as a result of the cost efficiencies of shipping higher volumes of merchandise. We expect these efficiencies to continue in the future.

      Selling, general and administrative expense: These expenses include store payroll and benefits, advertising, credit card fees, and store supplies, as well as central office general and administrative expenses, including management payroll, benefits, travel, information systems, accounting, insurance, legal and public relations. This line item also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures and equipment as well as the amortization of intellectual property costs.

      Central office general and administrative expenses have grown over time in order to support the increased number of stores in operation and we believe will continue to grow as we add stores, but we expect this increase to be at a lower rate than the percentage increase in total revenues beginning in fiscal 2005. Store advertising has increased significantly with the introduction in fiscal 2004 of our national television and online advertising campaign and we anticipate increasing advertising expense as a percentage of net retail sales in the second half of fiscal 2004. Increases in comparable store sales results beginning in fiscal 2004 as well as improvements in store labor planning in the latter half of fiscal 2003 have resulted in lower store payroll as a percentage of net retail sales for the first half of fiscal 2004. Other store expenses such as credit card fees and supplies historically have increased or decreased proportionately with net retail sales.

      We granted options during the twenty-six weeks ended July 3, 2004 at an exercise price of $8.78 per share, which had been determined to be the fair value of our common stock at the time based on an independent appraisal. Subsequent to such grants, we determined that the fair value of the underlying common stock should have been deemed to be approximately $15.00 per share. This determination will result in the recording of stock-based compensation of $1.9 million over the vesting period of the 302,234 underlying options issued. Accordingly, we will record stock-based compensation of $490,000 and $245,000, respectively, in the third quarter and fourth quarter of 2004. In the event of the completion of this offering, the vesting of the outstanding options will be accelerated resulting in the recording of stock-based compensation for any unamortized balance of the stock-based compensation at such time.

      Store preopening: Preopening costs are expensed as incurred and include the expenses related to training, recruiting, utilities and supplies prior to a store’s opening.

      Impairment charge: This includes the provision to write down to estimated net realizable value the long-lived assets of any store for which we have determined the carrying value will not be recovered through cash flows from future operations.

      Income taxes: Prior to April 3, 2000, we were organized as a limited liability company. During that period, we were classified for federal income tax purposes as a partnership and accordingly paid no income taxes as a corporation. Effective April 3, 2000, we were reorganized as a C-corporation under the Internal Revenue Code and since then have been liable for federal and state income taxes.

Expansion and Growth Potential

U.S. and Canadian Stores:

      The number of Build-A-Bear Workshop stores in the United States and Canada for the last three and one-half fiscal years can be summarized as follows:

	Fiscal Year Ended			26 Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

Beginning of period	39	71	108	108	150
Opened	32	37	43	16	8
Closed	—	—	(1)	(1)	(1)

End of period	71	108	150	123	157

      For the entire year of fiscal 2004, we anticipate opening a total of 21 Build-A-Bear Workshop stores and in fiscal 2005, we anticipate opening between 25 and 30 Build-A-Bear Workshop stores in the United States and Canada and closing one store. We believe there is a market potential for approximately 350 Build-A-Bear Workshop stores in the United States and Canada. In fiscal 2003, we began testing in certain markets our initial brand expansion initiative, our proprietary “Friends 2B Made” line of make-your-own dolls and related products. Currently this merchandise is offered from a separate display fixture in select Build-A-Bear Workshop stores. Later in fiscal 2004, we anticipate opening two Friends 2B Made stores adjacent and connected to existing Build-A-Bear Workshop stores. After a reasonable test period, we will evaluate further expansion of this concept and alternative distribution channels.

Non-Store Locations:

      In 2004 we began offering merchandise in seasonal, event-based locations such as Citizens Bank Park, home of the Philadelphia Phillies baseball club, as well as at temporary locations such as at the NBA All-Star Jam Session. We expect to expand our future presence at select seasonal, event-based locations contingent on their availability, which cannot reasonably be predicted at this time.

International Franchise Revenue:

      Our first franchisee location was opened in November 2003. The number of international, franchised stores opened since that time can be summarized as follows:

	Fiscal Year Ended	26 Weeks Ended
	January 3,	July 3,
	2004	2004

Beginning of period	—	1
Opened	1	4
Closed	—	—

End of period	1	5

      We expect our current six franchisees to open a total of ten to twelve stores during fiscal 2004, of which four had already opened as of July 3, 2004. Thereafter, we anticipate signing additional master franchise agreements, which typically grant franchise rights for a particular country. We expect our current and future franchisees to open between 15 and 20 stores in fiscal 2005. We believe there is a market potential for approximately 350 franchised stores outside of the United States and Canada. To date, franchise revenue has been minimal.

License Revenue:

      In fiscal 2004, we began entering into license agreements pursuant to which we receive royalties on Build-A-Bear Workshop brand products. As of July 3, 2004 we have had no license revenue. Because we recently entered into these agreements, we cannot predict the revenue these agreements may produce in the future.

Results of Operations

      The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of total revenues, except where otherwise indicated. Percentages may not total due to cost of merchandise sold being expressed as a percentage of net retail sales and rounding:

	Fiscal Year Ended			26 Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

Revenues:
Net retail sales	100.0%	100.0%	99.9%	99.9%	99.8%
Franchise fees	0.0	0.0	0.1	0.1	0.2

Total revenues	100.0	100.0	100.0	100.0	100.0
Costs and expenses:
Cost of merchandise sold	53.2	53.7	54.6	56.1	51.8
Selling, general and administrative	38.5	38.8	38.0	39.0	35.8
Store preopening	2.9	1.8	1.4	1.6	0.4
Impairment charge	0.9	0.0	0.0	0.0	0.0
Litigation settlement	1.5	0.0	0.0	0.0	0.0
Interest expense (income), net	0.1	(0.1)	0.0	(0.1)	(0.1)

Total costs and expenses	97.1	94.3	93.9	96.6	87.9
Minority interest	0.1	0.0	0.0	0.0	0.0

Income before income taxes	3.0	5.7	6.1	3.4	12.1
Income tax expense	1.2	2.2	2.4	1.4	4.6

Net income	1.8%	3.5%	3.7%	2.0%	7.5%

Gross margin (%)(1)	46.8%	46.3%	45.4%	43.9%	48.2%

(1)	Gross margin percentage represents gross margin divided by net retail sales.

First Half of Fiscal 2004 (26 weeks) Compared to First Half of Fiscal 2003 (26 weeks)

      Total revenues. Net retail sales increased to $135.4 million for the first half of fiscal 2004 from $92.5 million for the first half of fiscal 2003, an increase of $42.9 million, or 46.4%. Net retail sales for new stores as well as our webstore and other non-store locations contributed a $34.0 million increase in net retail sales. Comparable store sales increased $8.9 million, or 13.8%, which we believe was primarily the result of the introduction of our new national television and online marketing campaign, as well as an improved economy. We also believe the results include the positive impact of being featured in one segment of a nationally syndicated television show in the first quarter of fiscal 2004.

      Gross margin. Gross margin increased to $65.3 million for the first half of fiscal 2004 from $40.6 million for the first half of fiscal 2003, an increase of $24.7 million, or 60.9%. As a percentage of net retail sales, gross margin increased to 48.2% for the first half of fiscal 2004 from 43.9% for the first half of fiscal 2003, an increase of 4.3%. Lower occupancy cost as a percentage of net retail sales, resulting from strong comparable store sales increases, accounted for 2.1% of this increase. Lower product, supplies, warehousing and distribution costs, as a percentage of net retail sales, resulting from purchasing cost efficiencies related to higher sales volumes, accounted for 1.8% of the increase in gross margin.

      Selling, general and administrative. Selling, general and administrative expenses were $48.6 million for the first half of fiscal 2004 as compared to $36.1 million for the first half of fiscal 2003, an increase of $12.5 million, or 34.8%. As a percentage of total revenues, selling, general and administrative expenses decreased to 35.8% for the first half of fiscal 2004 as compared to 39.0% for the first half of fiscal 2003, a decrease of 3.2%. The dollar increase was primarily due to 34 more stores in operation at July 3, 2004 as compared to June 28, 2003 as well as higher central office expenses, primarily payroll, required to support a larger store base and $5.5 million in additional advertising expense related to the national television and online marketing campaign which began in fiscal 2004. Leveraging central office general and administrative expenses over higher revenues accounted for a 3.1% decrease in selling, general and administrative expenses as a percentage of total revenues. Leveraging store payroll expenses in comparable stores, due to sales increases in these stores, accounted for a 2.5% decrease. These decreases were partially offset by higher advertising expense which accounted for a 3.2% increase in selling, general and administrative expenses as a percentage of total revenues.

      Store preopening. Store preopening expense was $0.6 million for the first half of fiscal 2004 as compared to $1.5 million for the first half of fiscal 2003. Eight fewer new stores were opened in the first half of fiscal 2004 than in fiscal 2003 (eight in fiscal 2004 as compared to 16 in fiscal 2003) and we expect 14 fewer stores to be opened during the remainder of fiscal 2004 than in fiscal 2003. Preopening expenses include expenses for stores that have opened as well as some expenses incurred for stores that will be opened at a later date.

      Interest expense (income), net. Interest income, net of interest expense, was $0.1 million for both the first half of fiscal 2004 and fiscal 2003.

      Provision for income taxes. The provision for income taxes was $6.3 million for the first half of fiscal 2004 as compared to $1.3 million for the first half of fiscal 2003. The effective tax rate was 38% for the first half of fiscal 2004 and 41% for the first half of fiscal 2003. The reduction in the effective tax rate was due to a lower aggregate state tax rate as a result of restructuring our legal entities to more appropriately allocate central office general and administrative expenses to our store operations.

Fiscal Year Ended January 3, 2004 (53 weeks) Compared to Fiscal Year Ended December 28, 2002 (52 weeks)

      Total revenues. Net retail sales increased to $213.4 million for fiscal 2003 from $169.1 million for fiscal 2002, an increase of $44.3 million, or 26.2%. Net retail sales for new stores as well as our webstore and other non-store locations contributed a $61.1 million increase in net retail sales. Comparable store sales decreased $25.8 million, or 15.9%. We believe this decrease was primarily due to economic conditions, low brand awareness with potential new and repeat guests, a loss of sales from existing stores to new stores when we open new stores in existing markets and a decrease in sales of stores in their second year of operation due to a large amount of initial trial sales in the first year which do not continue at that level after this period. Fiscal 2003 had one more week than fiscal 2002 (the 53rd week) and net retail sales in that week were $9.0 million.

      Gross margin. Gross margin increased to $96.9 million for fiscal 2003 from $78.3 million for fiscal 2002, an increase of $18.6 million, or 23.8%. As a percentage of net retail sales, gross margin decreased to 45.4% for fiscal 2003 compared to 46.3% for fiscal 2002, a decrease of 0.9%. The loss of leverage on occupancy cost in comparable stores due to overall sales decreases in these stores accounted for a 2.1% decrease. This was partially offset by lower product and supplies cost as a percentage of net retail sales, as a result of buying efficiencies related to larger purchasing volumes, which accounted for a 1.6% increase.

      Selling, general and administrative. Selling, general and administrative expenses were $81.1 million for fiscal 2003 as compared to $65.6 million for fiscal 2002, an increase of $15.5 million, or 23.6%. As a percentage of total revenues, selling, general and administrative expenses decreased to 38.0% for fiscal 2003 as compared to 38.8% for fiscal 2002, a decrease of 0.8%. The dollar increase was primarily due to 42 more stores in operation at the end of fiscal 2003 as compared to the end of fiscal 2002, higher central office general and administrative expenses required to support a larger store base and $2.6 million in incremental advertising expense incurred in the fourth quarter of fiscal 2003 to develop and test a television and online advertising campaign in selected markets. Of the 0.8% decrease in selling, general and administrative expenses as a percentage of total revenues, leveraging central office general and administrative expense over a larger sales base accounted for a 2.0% decrease and reductions in store supplies and other expenses accounted for a 0.8% decrease. These decreases were partially offset by the expense related to the testing of our new advertising campaign, which accounted for a 1.5% increase in selling, general and administrative expenses as a percentage of total revenues, as well as the loss of leverage on payroll expense in comparable stores, due to lower sales in these stores, which accounted for a 0.4% increase.

      Store preopening. Store preopening expense was $3.0 million for fiscal 2003 as compared to $3.1 million for fiscal 2002. Six more new stores were opened in fiscal 2003 than in fiscal 2002 (43 as compared to 37). The average preopening expense per store was $71 thousand in fiscal 2003 as compared to $84 thousand in fiscal 2002, a decrease of 15.2%. This decrease in average preopening expense per store was largely the result of reduced training related expenses by using regional training locations versus one location previously as well as reduced startup supplies expense as a result of improved purchasing power due to the increases in sales volumes.

      Interest expense (income), net. Interest income, net of interest expense, was $0.1 million for both fiscal 2003 and 2002.

      Provision for income taxes. The provision for income taxes was $5.1 million for fiscal 2003 as compared to $3.8 million in fiscal 2002. The effective tax rate was 39% in both fiscal 2003 and 2002.

Fiscal Year Ended December 28, 2002 (52 weeks) Compared to Fiscal Year Ended December 29, 2001 (52 weeks)

      Total revenues. Net retail sales increased to $169.1 million for fiscal 2002 from $106.6 million for fiscal 2001, an increase of $62.5 million, or 58.6%. Net retail sales for new stores as well as our webstore and other non-store locations contributed a $72.3 million increase in net retail sales. Comparable store sales decreased $9.9 million, or 9.7%. We believe this decrease was due to economic conditions, low brand awareness with potential new and repeat guests, a loss of sales from existing stores to new stores when we open new stores in existing markets and a decrease in sales of stores in their second year of operation due to a large amount of initial trial sales in the first year which do not continue at that level after this period.

      Gross margin. Gross margin increased to $78.3 million for fiscal 2002 from $49.9 million for fiscal 2001, an increase of $28.4 million, or 56.8%. As a percentage of net retail sales, gross margin decreased to 46.3% for fiscal 2002 compared to 46.8% for fiscal 2001, a decrease of 0.5%. The loss of leverage on occupancy cost in comparable stores, resulting from overall sales decreases in these stores, accounted for a 1.2% decrease, which was partially offset by lower product and supplies cost as a percentage of net retail sales, which accounted for a 0.8% increase.

      Selling, general and administrative. Selling, general and administrative expenses were $65.6 million for fiscal 2002 as compared to $41.1 million for fiscal 2001, an increase of $24.5 million, or 59.7%. As a percentage of total revenues, selling, general and administrative expenses increased to 38.8% for fiscal 2002 as compared to 38.5% for fiscal 2001, an increase of 0.3%. The dollar increase was primarily due to 37 more stores in operation at the end of fiscal 2002 as compared to the end of fiscal 2001 as well as higher central office general and administrative expenses required to support a larger store base. Of the 0.3% increase in selling, general and administrative expenses as a percentage of total revenues, the loss of leverage on payroll expense in comparable stores, due to lower sales in these stores, accounted for a 0.5% increase, and higher advertising expense accounted for a 0.3% increase. These increases were partially offset by leveraging central office general and administrative expenses over a larger revenue base which accounted for a 0.5% decrease in selling, general and administrative expenses as a percentage of total revenues.

      Store preopening. Store preopening expense was $3.1 million for fiscal 2002 as compared to $3.1 million for fiscal 2001. Five more new stores were opened in fiscal 2002 than in fiscal 2001 (37 as compared to 32). The average expense per store was $84 thousand in fiscal 2002 as compared to $98 thousand in fiscal 2001, a 14.4% decrease. This reduction in average preopening expense per store was primarily the result of a reduction in the number of weeks of training prior to store opening for store management as well as reduced startup supplies expense as a result of improved purchasing power due to the increases in sales volumes.

      Litigation settlement. We were a party to a lawsuit in which a competitor alleged that we misappropriated certain trade secrets and other intellectual property. During fiscal 2001, the matter was resolved through a confidential settlement agreement and an expense charge of $1.6 million was recorded. Our insurance carrier paid an additional $0.7 million towards the settlement.

      Impairment charge. During fiscal 2001, we identified three stores that were not meeting operating objectives and determined those stores were impaired. We recorded a provision for impairment of $1.0 million which included a write down for property, equipment and other assets and accrued expenses to be incurred in connection with the closing of these stores upon the exercise of the early termination provisions contained in these leases.

      Interest expense (income), net. Interest income, net of interest expense, was $0.1 million for fiscal 2002. Interest expense, net of interest income, was $0.1 million for fiscal 2001.

      Provision for income taxes. The provision for income taxes was $3.8 million for fiscal 2002 as compared to $1.3 million for fiscal 2001. The effective tax rate is 39% in fiscal 2002 and 40% in fiscal 2001. The reduction in the effective tax rate was due to the change in the aggregate state income tax rate as a result of the mix of stores opening in different states during these years.

Non-GAAP Financial Measures

      We use the term “store contribution” throughout this prospectus. Store contribution consists of net income before income tax expense, interest, store depreciation and amortization, store preopening expense and general and administrative expense, excluding franchise fees, license revenues and contribution from our webstore and seasonal and event-based locations. This term, as we define it, may not be comparable to similarly titled measures used by other companies and is not a measure of performance presented in accordance with GAAP.

      We use store contribution as a measure of our stores’ operating performance. Store contribution should not be considered a substitute for net income, net income per store, cash flows provided by operating activities, cash flows provided by operating activities per store, or other income or cash flow data prepared in accordance with GAAP.

      We believe store contribution is useful to investors in evaluating our operating performance because it, along with the number of stores in operation, directly impacts our profitability. Historically, central office general and administrative expenses and preopening expenses have increased at a rate less than our total net retail sales increases. Therefore, as we have opened additional new stores and leveraged our central office general and administrative and preopening expenses over this larger store base and sales volume, we have been able to increase our net income each year as well as for the first half of fiscal 2004 as compared to the first half of fiscal 2003.

      The following table sets forth a reconciliation of store contribution to net income:

	Fiscal Year Ended	26 Weeks Ended
	January 3, 2004	July 3, 2004

	(Dollars in thousands)
Net income	$7,978	$10,209
Income tax expense	5,101	6,258
Interest expense (income)	(58)	(98)
Store depreciation and amortization(1)	8,119	4,477
Store preopening expense	3,045	580
General and administrative expense(2)	25,098	14,576
Non-store activity contribution(3)	(1,622)	(1,195)

Store contribution	$47,661	$34,807

Total revenues	$213,672	$135,727
Revenues from non-store activities(3)	$(4,726)	$(3,691)

Store location net retail sales	$208,946	$132,036

Store contribution as a percentage of store location net retail sales	22.8%	26.4%

Total net income as a percentage of total revenues	3.7%	7.5%

(1)	Store depreciation and amortization includes depreciation and amortization of all capitalized assets in store locations, including leasehold improvements, furniture and fixtures, and computer hardware and software.

(2)	General and administrative expenses consist of non-store, central office general and administrative functions such as management payroll and related benefits, travel, information systems, accounting, purchasing and legal costs as well as the depreciation and amortization of central office leasehold improvements, furniture and fixtures, computer hardware and software and intellectual property. General and administrative expenses also include a central office marketing department, primarily payroll and related benefits expense, but exclude advertising expenses, such as direct mail catalogs and television advertising, which are included in store contribution.

(3)	Non-store activities include our webstore, seasonal and event-based locations and franchising and licensing activities.

Seasonality and Quarterly Results

      The following is a summary of certain unaudited quarterly results of operations data for each of the last two fiscal years and for the first half of fiscal 2004.

	Fiscal Year Ended December 28, 2002				Fiscal Year Ended January 3, 2004				Fiscal 2004

	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter(1)	Quarter(2)	Quarter

	(Dollars in millions, except per share data)
Total revenues	$37.2	$36.9	$42.3	$52.6	$47.9	$44.7	$48.0	$73.1	$69.6	$66.1
Gross margin	17.7	16.8	19.2	24.5	21.5	19.1	20.4	35.9	33.5	31.7
Net income	2.6	0.2	1.1	2.0	1.4	0.5	0.9	5.3	5.3	4.9
Net income allocated to common stockholders	*	*	*	*	*	*	*	0.1	0.1	0.1
Earnings per common share:
Basic	0.20	(0.04)	0.05	0.14	0.08	(0.01)	0.03	0.48	0.48	0.44
Diluted	0.15	(0.04)	0.05	0.11	0.08	(0.01)	0.03	0.30	0.30	0.27
Number of stores (end of quarter)	73	87	100	108	109	123	143	150	151	157

*	For purposes of earnings per share, net income is allocated between common and participating preferred shares. For each of the periods indicated, net income allocated to common stockholders was less than $100,000.

(1)	Results for the fourth quarter of fiscal 2003 were impacted by the following:

•	The quarter contained 14 weeks rather than the typical 13 weeks. Total revenues for the extra week were $9.0 million.

•	The deferred revenue balance was adjusted to reflect projected redemption rates in our frequent shopper program. This resulted in a reduction in the deferred revenue balance and a corresponding increase in total revenues and gross margin of $1.1 million.

•	We incurred $2.6 million in incremental selling, general and administrative expenses to develop and test a new television and online advertising campaign in selected markets.

(2)	The results of this quarter include what we believe is the positive impact of being featured in one segment of a nationally syndicated television show.

      Our operating results for one period may not be indicative of results for other periods, and may fluctuate significantly because of a variety of factors, including those discussed under “Risk Factors — Fluctuations in our quarterly results of operations could cause the price of our common stock to substantially decline.”

      The timing of new store openings may result in fluctuations in quarterly results as a result of the revenues and expenses associated with each new store location. We typically incur most preopening costs for a new store in the three months immediately preceding the store’s opening. We expect our growth, operating results and profitability to depend in some degree on our ability to increase our number of stores.

      Historically, for stores open more than twelve months, seasonality has not been a significant factor in our results of operations, although we cannot assure you that this will continue to be the case. In addition, for accounting purposes, the quarters of each fiscal year consist of 13 weeks, although we will have a 14-week quarter approximately once every six years, including the quarter ended January 3, 2004. Quarterly fluctuations and seasonality may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall.

Liquidity and Capital Resources

      Our cash requirements are primarily for the opening of new stores, information systems and working capital. Historically, we have met these requirements through capital generated from the sale and issuance of our securities to private investors, cash flow provided by operations and our revolving line of credit. From our inception to December 2001, we raised at various times a total of $44.9 million in capital from several private investors. Since fiscal 2002, cash flows provided by operating activities have exceeded cash flows used in investing activities.

      Operating Activities. Cash provided by (used in) from operating activities were $14.5 million in fiscal 2001, $18.7 million in fiscal 2002 and $25.2 million in fiscal 2003, and were $(1.0) million in the first half of fiscal 2003 compared to $10.8 million for the first half of fiscal 2004. Cash flow from operating activities increased each period primarily due to increases in net income adjusted for the impact of depreciation and amortization. Changes in current assets and liabilities, excluding cash, provided (used) cash of $6.7 million in fiscal 2001, $3.4 million in fiscal 2002, $4.0 million in fiscal 2003, and $(8.5) million for the first half of fiscal 2003 compared to $(5.2) million for the first half of fiscal 2004. The increases in operating cash flows for changes in current assets and liabilities, excluding cash, for the fiscal years 2001 through 2003 were primarily due to increases in gift certificates and deposits, due to the significant sale of gift certificates in December each year; increases in accounts payable and accrued expenses due to the growth of the number of stores in operation at each year-end; and increases in the deferred revenue balance. The increases in operating cash flow for the above reasons were partially offset by increases in inventory due to the growth of the number of stores in operation. For the first half of fiscal 2003, the primary reason for the $(8.5) million change in current assets and liabilities, excluding cash, was a decrease in accounts payable and accrued expenses due to the paydown of these amounts from the end of fiscal 2002. For the first half of fiscal 2004, the primary reason for the $(5.2) million change in current assets and liabilities, excluding cash, was an increase in inventory to support the comparable store sales increases during the period. We require an increase in working capital, specifically inventory, during the year. Inventory typically peaks during the third and fourth quarters of each year due to the strong selling periods of summer and the month of December.

      Investing Activities. Cash flows used in investing activities were $23.3 million in fiscal 2001, $20.2 million in fiscal 2002 and $20.5 million in fiscal 2003, and were $11.2 million in the first half of fiscal 2003 compared to $5.1 million for the first half of fiscal 2004. Cash used in investing activities relates primarily to 32 new stores opened in fiscal 2001, 37 in fiscal 2002, 43 in fiscal 2003, 16 in the first half of fiscal 2003 and eight in the first half of fiscal 2004. The costs of registering our intellectual property rights and certain costs related to the designing and leasing of stores were $1.7 million in fiscal 2001, $1.6 million in fiscal 2002 and $1.9 million in fiscal 2003, and $0.6 million in the first half of fiscal 2003 compared to $0.7 million for the first half of fiscal 2004.

      Financing Activities. There were no cash flows from financing activities in fiscal 2003 and for the first half of fiscal 2004. Cash flows provided by (used in) financing activities were $19.3 million in fiscal 2001 and $(0.1) million in fiscal 2002. We raised private equity of $21.0 million in fiscal 2001. We had debt repayments of $1.8 million in fiscal 2001 and $0.1 million in fiscal 2002 and no debt repayments in fiscal 2003. Maximum borrowings under our line of credit were $3.3 million in fiscal 2003, $2.0 million in fiscal 2002 and $7.2 million in fiscal 2001. No borrowings were made under our line of credit in the first half of fiscal 2004 or the first half of fiscal 2003. We paid a special cash dividend in August 2004 of $10.0 million to our stockholders.

      Capital Resources. As of July 3, 2004, we had a cash balance of $26.3 million. We also have a $15.0 million line of credit, which we use to finance capital expenditures and seasonal working capital needs throughout the year. The credit agreement is with U.S. Bank, National Association, is secured by the assets of Build-A-Bear Workshop, Inc. and most of our subsidiaries, and is guaranteed by our Canadian subsidiary. The credit agreement expires on May 31, 2005 and contains various restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions or sale of assets, loans, transactions with affiliates, and investments. It also prohibits us from declaring dividends without the bank’s prior consent, unless such payment of dividends would not violate any terms of the loan agreement and so long as the difference between the maximum amount that may be borrowed under the line of credit and the amount outstanding under the line of credit is greater than $5.0 million. Borrowings bear interest at the prime rate less 0.5%. Financial covenants include maintaining a minimum tangible net worth and a maximum funded debt to EBITDA ratio. As of July 3, 2004, we were in compliance with these covenants. There were no borrowings under our line of credit as of January 3, 2004 and July 3, 2004.

      Most of our retail stores are located within shopping malls and all are operated under leases classified as operating leases. These leases typically have a ten year term and contain provisions for base rent plus percentage rent based on defined sales levels. Many of the leases contain a provision whereby either we or the landlord may terminate the lease after a certain time, typically in the third to fourth year of the lease, if a certain minimum sales volume is not achieved. In addition, some of these leases contain various restrictions relating to change of control of our company. Our leases also subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters, including rights of termination in some cases.

      In fiscal 2004, we expect to spend a total of approximately $12.0 million on capital expenditures, primarily for opening a total of 21 new stores, as well as for the continued installation and upgrades of central office information technology systems. In fiscal 2005, we expect to spend a total of approximately $20.0 million to $22.0 million on capital expenditures, primarily for opening a total of 25 to 30 new stores, as well as for the continued installation and upgrades of central office information technology systems. In fiscal 2003, the average investment per new store, which includes leasehold improvements (net of tenant allowances), fixtures and equipment, was approximately $350 thousand. We anticipate the investment per store in fiscal 2004 and fiscal 2005 will be approximately the same, excluding a flagship store we anticipate opening at a cost of approximately $5.0 million in Summer 2005.

      As of July 3, 2004, there were no merchandise or expense purchases made using letters of credit. Subsequent to July 3, 2004, we issued a $1.1 million standby letter of credit in connection with a new lease. We believe that cash generated from operations and borrowings under our credit agreement, together with the proceeds of this offering, will be sufficient to fund our working capital and other cash flow requirements for at least the next 18 months. Our current credit agreement expires May 31, 2005. We expect to enter into a new credit agreement at that time. Should we be unable to put a new credit agreement into place after May 31, 2005, we do not expect this to have a material impact on our ability to fund our working capital and other cash flow requirements for at least the next 18 months.

Off-Balance Sheet Arrangements

      We do not have any arrangements classified as off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

      Our contractual obligations and commercial commitments include future minimum obligations under operating leases and purchase obligations associated with building out our stores. The future minimum payments for these obligations as of July 3, 2004 for periods subsequent to this date are as follows:

	Payments Due by Fiscal Period as of July 3, 2004

	Total	2004	2005	2006	2007	2008	Beyond

	(In thousands)
Long-term debt obligations	$—	$—	$—	$—	$—	$—	$—
Operating lease obligations	187,940	9,760	22,399	22,713	23,004	23,219	86,845
Purchase obligations	3,685	3,419	178	73	15	—	—

Total	$191,625	$13,179	$22,577	$22,786	$23,019	$23,219	$86,845

Inflation

      We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

      We believe application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

      Our accounting policies are more fully described in note 2 to our consolidated financial statements, which appear elsewhere in this prospectus. We have identified certain critical accounting policies which are described below.

Inventory

      Inventory is stated at the lower of cost or market, with cost determined on an average cost basis. Historically, we have not conducted sales whereby we offer significant discounts or markdowns, nor have we experienced significant occurrences of obsolete or slow moving inventory. However, future changes in circumstances, such as changes in guest merchandise preference, could cause reclassification of inventory as obsolete or slow-moving inventory. The effect of this reclassification would be the recording of a reduction in the value of inventory to realizable values.

      Throughout the year we record an estimated cost of shortage based on past historical results. Periodic physical inventories are taken and any difference between the actual physical count of merchandise and the recorded amount in our records are adjusted and recorded as shortage. Historically, the timing of the physical inventory has been near the end of the fiscal year so that no material amount of shortage was required to be estimated on activity between the date of the physical count and year-end. However, future physical counts of merchandise may not be at times at or near the end of a fiscal quarter or fiscal year-end, and our estimate of shortage for the intervening period may be material based on the amount of time between the date of the physical inventory and the date of the fiscal quarter or year-end.

Long-Lived Assets

      If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. During fiscal 2001, we recorded an asset impairment charge for three stores totaling $1.0 million. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different than historical results. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in additional impairment charges.

Revenue Recognition

      Revenues from retail sales, net of discounts and excluding sales tax, are recognized at the time of sale. Guest returns have not been significant. Revenues from gift certificates are recognized at the time of redemption. Unredeemed gift certificates are reflected as an other liability in the financial statements.

      We have a frequent shopper program whereby guests who purchase approximately $100 of merchandise receive a card for $10 off a future purchase. An estimate of the obligation related to the program, based on historical redemption rates, is recorded as deferred revenue and a reduction of net sales at the time of original purchase. The deferred revenue obligation is reduced at the time of redemption of the $10 discount.

      We evaluate the ultimate redemption rate under this program through the use of frequent shopper cards which have an expiration date after which the frequent purchase discount would not have to be honored. The initial card had no expiration date but has not been provided to our guests since May 2002. Beginning in June 2002, cards were issued that had an expiration date of December 31, 2003. Beginning in June 2003, cards were issued with an expiration date of December 31, 2004. We track redemptions of these various cards and use actual redemption rates by card series and historical results to estimate how much revenue to defer. We review these redemption rates and assess the adequacy of the deferred revenue account at the end of each second quarter and each fiscal year. Based on this assessment at the end of fiscal 2003, the deferred revenue account was adjusted downward by $1.1 million with a corresponding increase to net sales. Additionally, the amount of revenue being deferred beginning in fiscal 2004 was decreased from the previous deferral rate. Our assessment of the deferred revenue balance as of July 3, 2004 resulted in no adjustment to the balance of the deferred revenue amount. However, the amount of revenue being deferred beginning with the third quarter of fiscal 2004 was further reduced. We believe that the newly introduced national television and online advertising campaign introduced in fiscal 2004 is increasing the mix of new, non-frequent guests as compared to the historical mix and is anticipated to result in a lower overall redemption rate for the frequent buyer program. A 0.1% adjustment of the ultimate redemption rate at the end of fiscal 2004 for the current card expiring December 31, 2004 would have an approximate impact of $0.5 million on the deferred revenue balance and net sales.

Recent Accounting Pronouncements

      Statement of Financial Accounting Standards (SFAS) 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. In November 2003, the FASB issued Staff Position No. 150-3, which deferred the effective dates for applying certain provisions of SFAS 150 related to mandatorily redeemable interests for public and nonpublic entities.

      For public entities, SFAS 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003, and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have an impact on our financial position, results of operations or cash flows.

      In March 2004, the Emerging Issues Task Force completed its discussion of and provided consensus guidance on Issue No. 03-6, Participating Securities and The Two-Class Method under FASB Statement No. 128, Earnings Per Share. The consensus interpreted the definition of a “participating security,” required the use of the two-class method in the calculation and disclosure of basic earnings per share, and provided guidance on the allocation of earnings and losses for purposes of calculation of basic earnings per share. Certain of our classes of preferred stock are entitled to participate in cash dividends on common stock. Accordingly, this consensus has been applied in the calculation of basic earnings per share for all periods presented.

Quantitative and Qualitative Disclosures About Market Risk

      Our market risks relate primarily to changes in interest rates. We bear this risk in two specific ways. First, our revolving credit facility carries a variable interest rate that is tied to market indices and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates. As of July 3, 2004, we had no borrowings. Outstanding balances under our credit facility bear interest at a rate of prime less 0.5%. Based on the weighted average borrowings outstanding during fiscal 2003 of approximately $0.3 million, a 100 basis point change in interest rates would result in no material change to our annual interest expense. The second component of interest rate risk involves the short term investment of excess cash in short term, investment grade interest-bearing securities. These investments are considered to be cash equivalents and are shown that way on our balance sheet. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations.

BUSINESS

Overview

      We are the leading, and only national, company providing a “make your own stuffed animal” interactive retail-entertainment experience. As of October 12, 2004, we operated 165 stores in 39 states and Canada and had eight franchised stores internationally, all under the Build-A-Bear Workshop brand. Our concept is based on our guests creating, personalizing and customizing their stuffed animals, and capitalizes on what we believe is the relatively untapped demand for experience-based shopping as well as the widespread appeal of stuffed animals.

      We offer an extensive and coordinated selection of merchandise, including over 30 different styles of animals to be stuffed and a wide variety of clothing, shoes and accessories for the stuffed animals. Our concept appeals to a broad range of age groups and demographics, including children, teens, parents and grandparents. We believe that our stores, which are primarily located in malls, are destination locations and draw guests from a large geographic reach. Our stores average approximately 3,100 square feet in size and have a highly visual and colorful appearance, including custom-designed fixtures featuring teddy bears and other themes relating to the Build-A-Bear Workshop experience. In addition to our mall-based stores, we market our products and build our brand through our website and event-based locations such as the NBA All-Star Jam Session, and sports venues such as the Philadelphia Phillies’ Citizens Bank Park, where we operate a Make Your Own PhanaticTM by Build-A-Bear Workshop store.

      During fiscal 2003, we developed and tested in select markets a multi-media marketing program targeting our core demographic guests, principally parents and children. The program incorporated consistent messaging across a variety of media, including television, online and direct mail advertising. We designed the program to increase our brand awareness and store traffic and attract more first-time and repeat guests. We introduced this program nation-wide in February 2004 and have experienced an increase in our comparable store sales in every month since the rollout.

      Since opening our first store in St. Louis, Missouri in October 1997, we have sold over 22 million stuffed animals. We have grown our store base from 14 stores at the end of fiscal 1999 to 165 as of October 12, 2004 and increased our revenues from $106.6 million in fiscal 2001 to $213.4 million in fiscal 2003, for a compound annual revenue growth rate of 41.6%, and increased net income from $1.9 million in fiscal 2001 to $8.0 million in fiscal 2003, for a compound annual net income growth rate of 104.6%.

      We have received several industry awards which recognized our achievements with respect to growth, design, concept, and concept execution. For example, based on a survey of nearly 3,000 North American shopping center management professionals, we were one of six retailers to receive the “2004 Hot Retailer Award” from the International Council of Shopping Centers presented annually to retailers that “create products and services that bring customers to shopping centers” by continually re-inventing products “while creating an exciting and interesting shopping experience.” With a broad worldwide membership ranging from shopping center owners, developers, investors, and lenders to retailers, other professionals, academics and public officials, the International Council of Shopping Centers is a global trade association of the shopping center industry. We were also the sole recipient in 2001 of the “Retail Innovator of the Year” award recognizing a merchant’s “singular, innovative approach to the retail trade” from the National Retail Federation, a worldwide retail trade association with membership that comprises a variety of retail formats and channels of distribution and represents a number of state, national and international retail associations.

Competitive Strengths

We offer an exciting interactive shopping experience.

      Unlike most other mall-based retail stores, the Build-A-Bear Workshop experience is not exclusively product driven but rather integrates the stuffed animal-making process with our creative merchandise selection. Our highly visual and colorful stores feature a teddy bear theme, displays of numerous, fully-

dressed stuffed animals and the selective use of special “bear” phrases such as “A hug is worth a thousand words,” “Be the bearer of good news” and “Ask not what a bear can do for you, but what you can do for a bear,” that decorate the walls of our stores. Our stores also include custom-designed features with larger-than-life details, including a moving Sentry Bear holding a large needle at the store’s opening, an exaggerated bathtub where our guests can fluff their new stuffed animals, and a 10-foot tall zipper column in the dressing area. Our fixtures are themed to our store design, including bins that look like spools of thread and display fixtures with bear head shapes, and our floors feature a customized tile inlay of the Build-A-Bear Workshop logo. These elements are collectively intended to immerse our guests in the teddy bear theme and add excitement to the shopping experience. We offer our guests an opportunity to actively participate in the creation, customization and personalization of their own stuffed animal and provide an environment in which our guests can become both physically and emotionally engaged in an entertaining retail experience that is fun and exciting. This experience, which can last from ten minutes to over an hour, and we believe averages approximately 45 minutes, allows our guests to individualize their chosen animals by:

•	selecting the amount of stuffing;

•	making a special wish on the distinctive, three-dimensional, fabric heart before placing it inside the animal;

•	selecting a pre-recorded message or creating a personalized voice message for the animal;

•	dressing the animal in selected clothing and accessories; and

•	creating the animal’s birth certificate.

      When finished, our guests carry their purchases from our stores in our signature packaging, including our “Cub Condo” carrying case, “Beararmoire” clothing carrier, “CubCase” suitcase or “Bear Bunk Trunk,” which also are intended to raise awareness and recognition of our brand.

We have a broad and loyal guest base.

      We believe our distinctive retail entertainment shopping experience has made Build-A-Bear Workshop a destination retailer with a broad and loyal guest base that enjoys our concept and therefore returns to make additional purchases. Our major guest segments include:

•	families with children, primarily age three to twelve;

•	their grandparents, aunts and uncles;

•	teen girls who occasionally bring along their boyfriends; and

•	child-centric organizations, such as scouting organizations and schools, looking for interactive entertainment options.

      We believe our success in creating an exciting and memorable shopping experience is reflected by our guest satisfaction scores. During the first half of fiscal 2004, 90% of guests who completed our guest satisfaction survey gave their overall experience the highest or the second highest rating, with 74% giving the highest rating of “Beary Best.” Approximately 80% of returning guests who responded to our surveys in 2003 indicated that they pre-planned their visit to our stores. We believe the loyalty of our guests is further demonstrated by the number of return visit purchases. Over 43% of all stuffed animals registered in our database in fiscal year 2003 were associated with a household that had previously purchased a stuffed animal from our store. In addition, in fiscal 2003, over 30% of our transactions did not include a stuffed animal purchase but rather purchases of clothing and other items which we believe were for previously purchased animals.

      Our active store environment also makes our stores an attractive location for birthday and other parties which we believe introduce new guests to our stores. In 2003, Build-A-Bear Workshop hosted approximately one million children at over 90,000 pre-scheduled parties, further expanding awareness of the Build-A-Bear Workshop brand as a family-oriented entertainment destination concept.

We have strong merchandising expertise.

      Through our in-house design and product development team, we have developed a coordinated, creative and broad merchandise assortment, the vast majority of which is designed by us. Our exclusive products, which include a variety of animals, clothing, shoes and accessories, are branded with the Build-A-Bear Workshop mark. Our merchandising strategy emphasizes inventory flexibility, well-edited, high-quality product selections, operating efficiencies and the avoidance of merchandise markdowns and promotions in order to maximize gross margins. Through guest feedback and monitoring the fashion and entertainment markets, we are able to offer current fashions that drive clothing and accessory sales as well as respond to other market influences that generate product line and animal additions, including our line of shoes for stuffed animals licensed from and designed by SKECHERS® or stuffed animal outfits licensed from Limited Too® or professional sports leagues. Our experienced product development team regularly evaluates new and innovative fashion styles and trends and introduces new items and retires existing items in order to maintain an exciting merchandise assortment for our guests. We also consult regularly with our Cub Advisory Board, made up of children from 8 to 18 years of age, which gives us valuable input and feedback on our merchandise.

      We typically carry approximately 450 individual products, each represented by a stock-keeping unit, or “SKU,” in our stores, as we intend for each item to be highly productive. Our product line includes approximately 30 to 35 varieties of animals to be stuffed as well as a wide variety of other items which are displayed creatively throughout the store. We believe this merchandising strategy, along with the Build-A-Bear Workshop experience, has created a strong value proposition for our guests that allows us to emphasize the product and the experience rather than the price, avoiding the need to discount our products to drive sales.

We provide a high level of guest service through consistent execution.

      Because our strategy since inception has been to provide a dynamic, interactive retail-entertainment experience for our guests, we have devoted significant resources and attention to guest service. In fiscal 2003, we hired less than 2.5% of applicants for store manager positions. We carefully select and train our store employees to promote a friendly and personable store environment and to provide a high level of guest service. Our above average employee retention rates, based on 2003 industry data, contribute to the consistency and quality of the guest experience. We give store managers approximately 100 hours of training at our “Bear University” before they begin work in their stores as well as ongoing training on topics such as our corporate values, sales skill development and leadership. Our Bear Builder associates complete a twenty hour in-store training course including specific training on leading parties. We receive ongoing feedback from our guests through in-store contact, emails and surveys regarding our products, experience and guest service. Research we conducted in 2003 indicated that 80% of guests who have visited more than one store rate their experience between stores as “very similar,” indicating a high degree of consistency in store execution. The same research indicated that such guests, when asked what can be done to improve their overall experience, indicated 76% of the time that “nothing” could be done to improve their store experience. We provide additional value to our guests through many events that we plan around holidays, birthdays and other Build-A-Bear Workshop product launches.

We have an attractive store economic model.

      We believe that we have developed an appealing retail store model that is profitable and operates successfully in a variety of geographies, malls and non-mall locations. We have a site selection process that utilizes a number of criteria, including economic and demographic variables and our internal sales forecasting tools. Substantially all of our new stores have generated strong guest traffic and have been profitable in the first twelve months of operation.

      Our stores open for the entire period averaged $502 in net retail sales per gross square foot and $1.6 million in net retail sales per store in fiscal 2003, and $287 in net retail sales per gross square foot and $879 thousand in net retail sales per store in the first half of fiscal 2004. This compares favorably with the $345 in average sales per square foot for non-anchor mall tenants for 2003, as reported by the International Council of Shopping Centers. Our store contribution as a percentage of net retail sales, excluding revenue from our webstore and seasonal and event-based locations, was 22.8% in fiscal 2003 and 26.4% in the first half of fiscal 2004, and our total net income as a percentage of total revenues was 3.7% in fiscal 2003 and 7.5% in the first half of fiscal 2004. For a reconciliation of store contribution to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

      We have reduced the average investment for our new stores in all major categories by working with our equipment and fixture suppliers to gain cost improvements while maintaining our quality standards, to gain efficiencies of scale as our order quantities have grown, and by working with our contractors to streamline the construction process in building our stores. For stores opened in fiscal 2003, our investment per store, which includes the cost of leasehold improvements (net of tenant allowances), fixtures and equipment, inventory (net of trade payables), and pre-opening expenses, averaged $485 thousand, a decrease of 19% from the average investment for stores opened in fiscal 2002. In addition, we currently target a smaller sized store than we have opened in the past. Currently, our new mall-based store target size is 2,800 square feet, compared to an average store size of approximately 3,000 square feet for our existing mall-based stores as of July 3, 2004. We believe we can achieve similar sales results, operate as efficiently, and serve our guests as effectively in this smaller store while improving our overall profitability.

We have a highly experienced and disciplined management team.

      Our senior management team has extensive experience in a variety of retail sectors and in corporate management, averaging 25 years of relevant experience. Our management team is led by our Chief Executive Bear, Maxine Clark, who founded our company and has over 32 years of experience in the retail industry. As we have continued to build our company, we have added key leaders in selected areas of our business, including the recent addition of Barry Erdos as our President and Chief Operating Officer Bear, who brings over thirty years of experience with some of the leading retailers in the United States. We believe we have attracted a highly talented and experienced team to continue to grow the Build-A-Bear Workshop brand and our company.

      We believe we employ a deliberative and disciplined management process that is brand driven and balances careful measurement and analysis of our business with experienced merchandising and guest insight. Despite our rapid growth, we work to maintain a small-company feel that encourages collaboration, creative thinking and interaction at all levels. Our core values include teamwork, striving for breakthrough results, including in our financial performance, open communication, and a commitment to learning. We strive to be a socially responsible citizen in the communities in which we operate. For example, we hold charitable events such as our annual “Stuffed with Hugs” day through which over 100,000 stuffed animals have been donated to charitable organizations. Similarly, we support local children’s cancer organizations, local animal shelters and children’s literacy programs by giving a portion of the proceeds from the sale of selected stuffed animals to these causes.

Growth Strategy

      Our growth strategy is to develop and expand the reach of the Build-A-Bear Workshop brand. We expect our brand to grow in awareness and recognition as we continue to add additional locations domestically and internationally and pursue our expanded marketing efforts. We believe that the strength of our brand will allow us to continue to attract guests, as well as to develop key strategic relationships. The key elements of our strategy are:

Continue to expand our store base in the United States and Canada.

      We have increased our store locations throughout the United States and Canada from 14 at the end of fiscal 1999 to 165 as of October 12, 2004. We plan to open a total of 21 Build-A-Bear Workshop stores in the United States and Canada in fiscal 2004, all of which have executed leases and 16 of which had been opened as of October 12, 2004. In addition, we expect to open approximately 25 to 30 new stores in fiscal 2005 in new and existing markets in the United States and Canada, substantially all of which have already been identified. We believe there is a market potential for approximately 350 Build-A-Bear Workshop stores in the United States and Canada.

Continue to expand our retail concept outside the United States and Canada.

      We believe that there is continued opportunity to grow our Build-A-Bear Workshop concept and brand outside of the United States and Canada. Our franchisees have retail or real estate experience and have opened eight Build-A-Bear Workshop stores in several foreign countries under master franchise agreements on a country-by-country basis. We have agreements with franchisees in the United Kingdom, Japan, South Korea, Denmark, Australia, France and the Republic of China (Taiwan). In fiscal 2003, our first franchised store opened in the United Kingdom. By the end of fiscal 2004 we expect our franchisees to open a total of ten to twelve stores under these agreements, eight of which had been opened as of October 12, 2004. We expect our franchisees to open between 15 and 20 new stores in fiscal 2005 under existing and anticipated franchise agreements. We believe there is a market potential for approximately 350 franchised stores outside the United States and Canada.

Continue to expand non-mall locations.

      Based on our experience with non-mall based stores in tourist locations at the Downtown Disney® District at the Disneyland® Resort in Anaheim, California, Navy Pier in Chicago, Illinois and Broadway at the Beach in Myrtle Beach, South Carolina, we believe we have growth opportunities in additional non-mall locations such as other tourist venues and sports stadiums. These locations provide us with high-traffic venues with captive audiences that are generally comprised of a somewhat different demographic than typically visits the malls in which we operate. We believe our presence in these alternative venues enhances our brand awareness and introduces new guests to our concept, which can lead to increased customer traffic for our mall-based stores. On April 3, 2004, we opened an approximately 380 square foot, in-park store location at Citizens Bank Park, home of the Philadelphia Phillies baseball club, where guests can “Make Your Own PhanaticTM” or make the Build-A-Bear Workshop mascot Bearemy. This store significantly exceeded our original sales plan. We are in discussions with other professional sports teams about opening similar locations. While growth opportunities in sport stadiums and tourist locations may be limited, we believe the experience we are gaining from these alternative retail arrangements can be expanded into other non-mall locations, such as theme parks, cruise ships and other tourist locations.

Seek to expand into new lines of experiential retail.

      We believe that consumer demand for additional experiential retail concepts is relatively untapped and that our expertise in product development and providing a consistent shopping experience can be applied to other experiential retail brands and concepts. We expect to be able to leverage our extensive guest database to market these new brands and concepts.

      In fiscal 2003, we began testing in certain markets our initial brand expansion initiative, our proprietary “Friends 2B Made” line of make-your-own dolls and related products. We believe these stuffable, poseable, huggable dolls, which are approximately fifteen inches tall with an emphasis on fashion, hair and make-up, bring to dolls what Build-A-Bear Workshop has brought to teddy bears — an opportunity to participate in the creation and customization of the doll. Currently, these dolls are offered from a separate display fixture in selected, existing Build-A-Bear Workshop stores. This Fall we plan to open two freestanding Friends 2B Made stores adjacent to our Build-A-Bear Workshop stores in Easton Town Center in Columbus, Ohio and in Robinson Town Center in Pittsburgh, Pennsylvania. After a reasonable test period, we will evaluate further expansion and alternative distribution channels.

Pursue other non-retail opportunities.

      We have entered into a series of licensing arrangements with leading manufacturers, such as American Greetings, Creative Imaginations, Elan-Polo, HarperCollins, Hasbro and Springs, to develop a collection of lifestyle Build-A-Bear Workshop branded products including greeting cards, scrapbook supplies, shoes, books, toys and bedding, fabric and bath accessories. We believe those products have the potential to integrate the Build-A-Bear Workshop brand into our guests’ lifestyles and other play activities enhancing our brand image and keeping our brand awareness top-of-mind with our guest. Since August 2004, a line of Build-A-Bear Workshop mini-plush toy kits and accessories from Hasbro has been featured exclusively in Target stores. In addition, since Fall 2004, a line of scrapbooking papers and accessories from Creative Imaginations has been distributed to premier scrapbooking stores and a line of activity books by HarperCollins has been distributed to select bookstores, including Amazon.com®. We believe that these licensing initiatives have the potential to expand the reach of our brand, raise brand awareness, reach shoppers in non-mall locations and increase our revenues. We select licensees that we believe are leaders in their respective sectors and that understand and share our strategic vision for offering guests exciting and interactive merchandise. We have policies and practices in place intended to ensure that the products manufactured under the Build-A-Bear Workshop mark adhere to our quality, value and usability standards.

Industry and Guest Demographics

      While Build-A-Bear Workshop offers consumers an interactive and personalized experience, our tangible product is stuffed animals, including our flagship product, the teddy bear, a widely adored stuffed animal for over 100 years. According to data published by the International Council of Toy Industries, worldwide sales of retail plush toys was approximately $4.4 billion and retail sales of dolls was approximately $6.6 billion in 2000, which combined represent about 20% of the $55 billion worldwide toy industry (excluding video games). In addition, a study conducted for the Toy Industry Association reported U.S. sales of retail plush toys was $1.4 billion and retail sales of dolls was $2.8 billion in 2003, for a combined total of over $4.0 billion. In 2003, Playthings Magazine ranked us as the 20th largest toy retailer in the United States for 2002 based on sales.

      Our guests are very diverse, spanning broad age ranges and socio-economic categories. Major guest segments include families with children, primarily ages 3 to 12, grandparents, aunts and uncles, teen girls who occasionally bring along their boyfriends and child-centric organizations looking for interactive entertainment options such as scouting organizations and schools. Based on information compiled from our guest database for 2003, the average age of the recipient of our stuffed animals at the time of purchase is eleven years old and children aged one to fourteen are the recipients of approximately 80% of our stuffed animals.

      According to the United States Census Bureau, in 2002 there were over 60 million children age 14 and under in the United States. While the size of this population group is projected to remain relatively stable over the next decade, the economic influence of this age group is expected to increase. Based on a recent third-party publication, we believe that children’s spending has doubled every ten years for the past three decades, tripling in the 1990s. Direct spending by children aged four to twelve was estimated at $2.2 billion in 1968, $4.2 billion in 1984 and $17.1 billion in 1994 and 2002 estimates placed spending by this demographic at $40 billion. By 2006, children are expected to directly spend more than $50 billion as well as influence hundreds of billions of dollars in additional family spending.

The Build-A-Bear Workshop Experience

      We believe our guests, from toddlers to grandparents, associate a visit to Build-A-Bear Workshop with a hands-on, entertaining experience, a focus on quality merchandise and a fun store environment. Our stores are designed to be open and inviting with an entryway that spans that majority of our storefront with wide aisles to accommodate families and groups. Our highly visual and colorful stores feature a teddy bear theme, displays of numerous, fully-dressed stuffed animals and custom-designed fixtures that are intended to energize our guests and add to the overall shopping atmosphere. Special “bear” phrases are used selectively in our store design, such as “Beauty is in the eye of the bearholder,” “I never met a teddy I didn’t like” and “It doesn’t hurt to let your stuffing show,” in order to convey the values and culture of the Build-A-Bear Workshop brand.

      Guests who visit Build-A-Bear Workshop enter a teddy-bear-themed environment consisting of eight stuffed animal-making stations. Cheerful proprietary teddy bear music plays, and the sign system is easy to read to distinguish each station and direct the guests through the animal-making process. At each station a friendly and knowledgeable Bear Builder associate is available to explain the process.

      The animal-making process is comprised of the following eight stations:

•	Choose Me: Upon entering our stores, guests are greeted by our First Impressions Bear who introduces our concept and our collection of furry stuffed animals. Depending on the season, we typically offer between 30 and 35 varieties of animals, including teddy bears, bunnies, dogs, kitties, a frog, a monkey, or a pony as well as a selection of limited edition Collectibear products. Fully stuffed versions of the animals are displayed along a wall so guests can see and touch each animal before selecting an unstuffed animal, or skin, of their own.

•	Hear Me: Guests may select from 16 sound choices to insert inside the animal, including our “Build-A-Sound” option which allows a guest to record their own ten-second message to further personalize their animal. Pre-recorded sounds can also be selected, including giggles, barks, meows, and other animal sounds as well as songs or messages such as “I love you.”

•	Stuff Me: With the assistance of a Bear Builder associate, the guest pumps stuffing into the animal until it reaches the appropriate firmness and passes the guest’s own “huggability” test. After the guest pumps the pedal of the stuffing machine, they participate in our signature “heart ceremony” in which they make a special wish before placing the distinctive, three-dimensional, fabric heart inside the animal.

•	Stitch Me: The Bear Builder associate sews up the back of the animal through an exclusively licensed, pre-laced system. Before closing the animal, the Bear Builder associate inserts a unique barcode into the animal. Our “Find-A-Bear” identification system allows us to reunite a missing stuffed animal with its registered owner if it is ever lost and returned to us at one of our stores.

•	Fluff Me: Guests air wash and fluff the stuffed animal with air blowers and brushes at our “bear bath.” This step ensures the new animal is well-groomed and “paw-fectly huggable.”

•	Dress Me: We carry a variety of clothing items, outfits, and accessories so our guests can customize their stuffed animals. Clothing items include t-shirts with slogans such as “Hug Freely” to wear with jeans, “Hibernities,” our exclusive sleepwear for stuffed animals, multi-piece outfits and authentic sports uniforms. Our stores associates, also known as Pawsonal Shoppers, are trained in bear fashion coordination and are on hand to help select the “pawfect” accessories such as “Bearyjane” shoes, glasses, or hats. The popularity of our Dress Me station is evidenced by the large number of transactions made by guests returning to purchase outfits and other items for what we believe to be a previously purchased animal; this category comprised over 30% of all transactions in fiscal 2003.

•	Name Me: Guests proceed to a computer terminal where they sit and are guided through a child-friendly program that allows them to name their animal and also register their personal information in our Find-A-Bear identification system. The animal’s name will appear on its own personalized birth certificate or storybook. Since the majority of our registrants are children 12 years of age and under, we are extremely sensitive to privacy issues and have a strict policy that governs our database use and maintenance and do not share personally identifiable data with any third parties for marketing purposes.

•	Take Me Home: As the new stuffed animal friend is packaged for its trip home, along with its birth certificate or story, in its very own collectible “Cub Condo,” guests can recite the “Bear Promise” to complete the experience. Clothing and accessories go home in our “Beararmoire” or “Bear Bunk Trunk.” Each animal receives a “Lifetime Paw Pass” so they can return and visit our stores to be restitched, restuffed or refluffed whenever their owner wishes.

      The duration of a guest’s experience can vary greatly depending on his or her desires. While most guests choose to participate in the assembly process described above, which we believe takes an average of 45 minutes to complete, guests can also visit a Build-A-Bear Workshop store and purchase items such as clothing, accessories, our “Bear Bucks” gift certificates or pre-made animals in only a few minutes.

Merchandising and Product Development

      Through our in-house design and product development team, we have developed a coordinated, creative and broad merchandise assortment, including a variety of animals, clothing, shoes and accessories. We believe our merchandise is an integral part of our concept and that the proprietary design of many of the products we offer is a critical element of our success while the authentic and fashionable nature of our products greatly enhances our brand’s appeal to our guests. Our product development team regularly monitors current fashion and culture trends in order to create products that we believe are most appealing to our guests, often reflecting similar styling to the clothes our guests wear themselves. We test our products on an on-going basis to ensure guest demand supports order quantities. We also consult regularly with our Cub Advisory Board, which is made up of children from 8 to 18 years of age, which gives us valuable input and feedback on our merchandise. Through our focused vendor relationships, we are able to source our merchandise in a manner that is cost-effective, maximizes our speed to market and facilitates rapid reorder of our best-selling items.

      There are typically fewer than 450 SKUs in our store at any one time so we intend for each item to be highly productive. Our product line typically includes approximately 30 to 35 varieties of animals to be stuffed, as well as a wide variety of other items, such as athletic uniforms, seasonal costumes and our exclusive Hibernities sleepwear collection, fun accessories, such as glasses, hats, Paw Wear, and sports equipment as well as other “Bear Stuff” accessories including backpacks, Comfy Stuff Fur-niture and camping equipment. We enhance the authentic nature of a number of our products with strategic product licensing relationships with brands that are in demand with our guests such as officially sanctioned NBA and MLBTM team apparel, SKECHERS® shoes, Limited Too clothing or official Royal Canadian Mounted Police uniforms. Our clothing is inspired by human fashion and includes authentic details such as functional buttons, working pockets, belt loops, and zippers and are customized for our animals with child-friendly, easy-to-dress details such as an opening for the stuffed animal’s tail and adjustable closures to help fit any size animal.

      Our clothing includes:

•	complete athletic uniforms, including NBA, NHL and MLBTM branded items

•	casual sportswear, including branded items from Limited Too

•	costumes (including various new items for holidays)

•	dress up (bride, tuxedo, prom)

•	Hibernities (sleepwear)

•	outerwear

•	T-shirts (including collegiate Tiny Tees)

•	UndiBears (underwear)

      Our accessories include:

•	glasses and sunglasses

•	“pet” accessories for stuffed dogs

•	cell phones

•	hats, handbags, backpacks and totes

•	Paw Wear (shoes and sandals)

•	slippers

•	SKECHERS® shoes

•	socks

      Our other products include:

•	camping equipment

•	sports equipment (including skateboards and snowboards)

•	Bear Care products

•	sounds

•	Comfy Stuff Fur-niture

      We display examples of stuffed animals in various outfits throughout the store to give guests ideas on how to personalize their own animal. Each animal has a Seal of Pawthenticity indicating that the stuffed animal being purchased is designed to meet our strict quality control standards. We also introduce and retire animals to keep our selection current and periodically introduce limited edition Collectibears which appeal to children as well as more serious collectors. Other collector series include “Bearemy’s Kennel Pals” in which a portion of the proceeds from the sale of each animal are paid to local animal shelters and stray pet rescue organizations across the country. New animals in 2004 include Sesame Workshop’s Elmo by Sesame Street® and our upcoming holiday release of Rudolph the Red-Nosed Reindeer® by Classic Media.

      The skins for our animals are produced from high quality acrylic materials, and the stuffing is made of a high-grade polyester fiber. We believe all of our products meet Consumer Product Safety Commission requirements for toys and American Society for Testing and Materials specifications for toy safety in all material respects. We periodically have samples of all items sold in our stores tested at independent laboratories for compliance with these requirements. Packaging and labels are developed for each product to communicate age grading and any special warnings which may be recommended by the Consumer Product Safety Commission.

      Our products are offered at prices intended to attract guests across a broad cross-section of income levels, with stuffed animals ranging from $10 for a cuddly 14-inch Lil Cub to $25 for a 16-inch Beary Limited Edition Leopard and other limited edition Collectibears. Outfits range in price from $8 to $15, accessories range from $1.50 to $12, and Paw Wear shoes range from $3 to $8. Our average transaction in fiscal 2003 was approximately $31. Given the high value proposition we believe we offer our guests, we historically have not had seasonal or advertised sales events or markdowns, but we selectively use coupons and frequent shopper discounts for our most loyal guests, as well as gift-with-purchase promotions.

      In fiscal 2003, we began testing in certain markets our initial brand expansion initiative, our proprietary “Friends 2B Made” line of make-your-own dolls and related products. We believe these stuffable, poseable, huggable dolls, which are approximately fifteen inches tall with an emphasis on fashion, hair and make-up, bring to dolls what Build-A-Bear Workshop has brought to teddy bears — an opportunity for the child to participate in the creation and customization of the doll. Currently 12 varieties of these dolls are offered from a separate display fixture in selected, existing Build-A-Bear Workshops, along with approximately 25 clothing and accessory options. This Fall we plan to open two freestanding Friends 2B Made stores adjacent to Build-A-Bear Workshop stores in Easton Town Center in Columbus, Ohio and in Robinson Town Center in Pittsburgh, Pennsylvania. We will determine the future plans for this brand after we receive comprehensive results from the test stores.

Marketing

      We believe that the strength of the Build-A-Bear Workshop brand is a competitive advantage and an integral part of our strategy. Our goal is to continue to build the awareness of our brand and the recognition of our name as a destination retailer that provides experience-based shopping across a broad range of age groups and demographics.

      Historically, our marketing program relied heavily on our retail store locations, word-of-mouth referrals, public relations, and direct mail campaigns to our proprietary guest database in order to build our brand and attract new guests. After conducting market research in 2003, we concluded we had a significant opportunity to raise awareness of our brand and began developing a more integrated marketing plan that included national television advertising and online components. Starting in November 2003, we tested our new marketing program in selected, representative markets. Based on the results of the test, in February 2004 we rolled the program out on a national basis and realized an increase in every month of the first half of fiscal 2004 since the rollout, resulting in an increase of 13.8% in our comparable store sales for the period. Our advertising expenditures were $3.5 million (3.3% of total revenues) in fiscal 2001, $6.0 million (3.5% of total revenues) in fiscal 2002, $10.9 million (5.1% of total revenues) in fiscal 2003 and $7.9 million (5.8% of total revenues) for the first half of fiscal 2004, reflecting the rollout of our new marketing initiative.

      We employ several different marketing programs to drive traffic to our stores and grow awareness of our brand. Because we have a relatively balanced quarterly business, we can benefit from advertising campaigns that run in all four quarters of the year.

      Television and Online Advertising. We feel that the interactive product and experience that we offer is most effectively communicated in media such as television that offers high visual and sensory impact, particularly for new potential guests. When we rolled out our television advertising on a national basis, we focused on a mix of children’s cable programming that has high co-viewing levels for adults, particularly mothers. Online advertising supports the television messaging and is featured on popular, family-oriented websites. We believe that television and online advertising will continue to be critical in our marketing mix, particularly in our current brand building stage as we take steps to raise consumer awareness of our products and services.

      Direct Mail and Email. We have over nine million unique household addresses in our database and we have developed a targeted direct mail program using purchasing history data for each household. We mail more than 14 million catalogs annually to our best guests, typically mailing seasonal multi-page catalogs for Valentine’s Day, Spring, Summer, back-to-school and Holiday. These color catalogs are typically 12 to 16 pages in length and are intended to drive traffic to our stores by featuring new merchandise offerings and announcing special events that are timely to that season. Store displays support our direct mail materials and allow us to capitalize on mall traffic while helping guests find the featured merchandise. Specialty targeted mailings include sending a birthday card to selected guests that includes a $5 gift certificate. Also integrated into our marketing plan is an email program which is designed to bring guests to our stores for special events, new animal launches, new product offerings, and new store openings. Generally, the messaging is targeted to specific age groups or interest groups while reaching over two million guests per mailing. In addition to greetings on their own birthdays, select guests receive a greeting via email on the anniversary of the creation of each stuffed animal friend inviting them to visit the store and get a birthday gift for their furry friend.

      Parties. In 2003 we hosted over 90,000 parties in our stores with approximately one million children attending. We believe these parties typically introduce at least two of every ten party guests to our concept for the first time. Each child receives an age appropriate “goody bag” that includes a return visit coupon as well as a rotating offering of gifts and sampling opportunities from companies with which we have established marketing relationships such as Nestlé. Parties can be scheduled in our stores, online or through our guest service center and are promoted via in-store events, local parent and family publications and direct mail to the parents of a birthday child. Nearly a half million party mailers were sent last year. Each store may also do local party promotion to schools, scout troops, day care centers and other child-centric organizations in their area.

      Store Events. We have developed special in-store and in-mall events to enhance the entertainment and memorable nature of our store visits. The majority of our in-store events are created to tie into holidays and new product launches. The events generally take place over a three-day weekend and are promoted via in-store signage, guest invitations, the website and email solicitations. Many of our returning guests have come to anticipate these events, planning them into their family weekend activities.

      Our in-store and in-mall event calendar has scheduled an average of two events per store, per month, including events such as “Furry Fashion Shows,” “Bearemy’s Birthday Bash,” “Love Stuff Headquarters” for Valentine’s Day, and the “Kooky Spooky Bear Bash” at Halloween. Our life-sized mascots, Bearemy and Pawlette Coufur are typically present at these events to entertain our guests and promote our brand. We believe these events create a sense of community for our guests, help increase repeat visits, and appeal to collectors of our products.

      In 2004, we launched our party season in all of our stores with our Ultimate Build-A-Party store event and promotion which was tied to Leap Day. Special gifts were sent to Leap Day birthday celebrants around the United States and Canada. Each guest with a February 29th birthday was offered a free bear and 40% of these promotional offers were redeemed in our stores. In addition, all qualifying guests visiting our stores that weekend were given a t-shirt gift with their purchase. In two days, we gave away nearly 60,000 free t-shirts for children and adults. This promotion extended to our web site as well by encouraging guests to vote on the components of the “ultimate party.” This was our first national sweepstakes and was entered by over 45,000 guests. We expect to leverage our national store presence with large scale events similar to the Ultimate Build-A-Party on a regular basis.

      Website. Our website, www.buildabear.com, has averaged over 620,000 unique visitors per week in the first half of fiscal 2004, an increase of 160% over the same period in fiscal 2003. In addition to shopping, guests can find store locations, learn about new products, view the store event calendar, play games and send e-cards on our website. Guests can also use our online party scheduler to schedule parties on a real-time basis. For fiscal 2003, approximately 37% of our parties were booked using our online party scheduler. Our website is managed by an internal staff that keeps it current on a daily basis, maintains brand and content consistency and minimizes costs and speed of execution. We have implemented programs and policies designed to comply with the standards under the Federal Children’s Online Privacy Protection Act.

      Public Relations. Public relations is an important aspect of our marketing and is closely tied to our charitable programs like “Nikki’s Network”, our global “Stuffed With Hugs Day” and this year’s “Huggable Heroes” writing contest. We have also been featured in national and local business publications and other media. Maxine Clark, our Chief Executive Bear, has appeared in segments of the Today Show, CBS Morning Show, and other local and national broadcasts telling the Build-A-Bear Workshop story. In the twelve months ended July 31, 2004, we had over 117 million audience impressions as a result of unpaid publicity in the United States and Canada, based on quantitative results provided by media tracking companies. In 2002, to celebrate the 100th year of the teddy bear, we were invited to participate in the Macy’s Thanksgiving Day Parade® and we have sponsored floats in the parade for the past two years.

      Tourism Marketing. We also have high volume store locations in selected popular tourist markets such as the Downtown Disney® District at the Disneyland® Resort in Anaheim, California, Broadway at the Beach in Myrtle Beach, South Carolina, Chicago’s Navy Pier and Las Vegas, Nevada. Although limited, we believe there are additional location opportunities for large tourist stores in the United States and Canada. We utilize billboards, local tourist media and radio to increase visitor traffic and, by tracking registrations in our Find-A-Bear identification database, we believe we introduce our concept to many first-time guests through our tourist locations who then visit their local Build-A-Bear stores when they return home.

      Mobile Marketing. In fiscal 2004, we created an 800 square foot temporary store that can provide the full Build-A-Bear Workshop experience, while offering a more limited line of products, which we have used selectively to promote our brand at events such as the 2004 NBA All-Star Jam Session and MLBTM All-Star FanFest events. Our main objective with our mobile store operations is to introduce more people to our brand in order to bring more traffic to our traditional mall-based locations. Our initial results for these events met our expectations and we plan to construct a mobile store in order to allow us to attend additional venues in fiscal 2005.

Licensing and Strategic Relationships

      We have developed licensing and strategic relationships with some of the leading retail and cultural organizations in the United States and Canada. We believe that our guest base and our position in our industry category makes us an attractive partner and our customer research and insight allows us to focus on strategic relationships with other companies that we believe are appealing to our guests. We plan to continue to add strategic relationships on a selective basis with companies who share our vision for our brand and provide us with attractive brand-awareness, marketing and merchandising opportunities. These relationships for specific products are generally reflected in contractual arrangements for limited terms that are terminable by either party upon specified notice.

      Product and Merchandise Licensing. We have key strategic relationships with select companies, including World Wildlife Fund®, SKECHERS®, the NBA, the WNBA®, MLBTM, Limited Too, Disney and First Book® and, in Canada, the NHL®, Royal Canadian Mounted Police and World Wildlife Fund Canada in which we use their brands on our products sold in our stores. These strategic relationships allow both parties to generate awareness around their brands. We have relationships with groups that pursue socially responsible causes, as well as companies that have strong consumer brands, in order to respond to our guests’ interests. For example, in connection with our relationship with World Wildlife Fund, we have introduced the Giant Panda, the Beary Limited Edition Lion, Tiger, Leopard and soon, the Polar Bear. One dollar from the sale of each of these animals is paid to World Wildlife Fund. We also have a license agreement with footwear retailer SKECHERS® to sell their branded shoes for our stuffed animals. Our license agreement with Limited Too grants us the exclusive right to use certain Limited Too marks in connection with plush toy accessories and apparel, which allows our guests to purchase outfits for their animals identical to their own outfits from Limited Too. We also have limited exclusive licenses to use certain MLBTM and NHL® marks in connection with plush toys or make-your-own stuffed animals. We also license a variety of college and university logos that we sell on t-shirts for our stuffed animals.

      Promotional Arrangements. We have also developed promotional arrangements with selected organizations. Our arrangements with the New York Mets, the Chicago Cubs, and the St. Louis Cardinals feature stuffed animal giveaways at each club’s ballpark on a day in which our brand is highly promoted within the stadium. Player appearances by these clubs as well as the New York Liberty WNBA team draw large crowds to select store locations. We also have arrangements featuring product sampling, cross promotions and shared media with companies such as Baskin-Robbins, Macy’s, Nestlé, Proctor & Gamble, and The Picture People, as well as targeted promotions with key media brands like Nickelodeon Magazine, Radio Disney and ABC Family.

      Third Party Licensing. We have entered into a series of licensing arrangements with leading manufacturers to develop a collection of lifestyle Build-A-Bear Workshop branded products including greeting cards and calendars, scrapbook supplies, children’s shoes, books, toys and bedding, fabric and bath accessories. We believe that each of these initiatives has the potential to enhance our brand, raise brand awareness, and drive increased revenues. We select companies for licensing relationships that we believe are leaders in their respective sectors and that understand and share our strategic vision for offering guests exciting and interactive merchandise. We have policies and practices in place intended to ensure that the products manufactured under the Build-A-Bear Workshop brand adhere to our quality, value and usability standards. We have entered into licensing arrangements for our branded products with leading manufacturers including American Greetings, Creative Imaginations, Elan-Polo, HarperCollins, Hasbro and Springs. Since August 2004, a line of Build-A-Bear Workshop mini-plush toy kits and accessories from Hasbro has been featured exclusively in Target stores. In addition, since Fall 2004, a line of scrapbooking papers and accessories from Creative Imaginations has been distributed to premier scrapbooking stores and a line of activity books by HarperCollins has been distributed to select bookstores throughout the country.

Employees and Training

      We are committed to providing a great experience for our diverse team of associates as well as our guests. We have a distinctive culture that we believe encourages contribution and collaboration. We take great pride in our culture and feel it is critical in encouraging creativity, communication, and strong store performance. All store managers receive comprehensive training through our Bear University program, which is designed to promote a friendly and personable environment in our stores and a consistent experience across our stores. In fiscal 2003, we hired less than 2.5% of applicants for store manager positions. We focus on employing and retaining people who are friendly and focused on guest service. Our above average employee retention rates, based on 2003 industry data, contribute to the consistency and quality of the guest experience. Our store teams are evaluated and compensated not only on sales results but also the results from our regular guest satisfaction surveys. Each store has a recognition fund so that exceptional guest service can be immediately recognized and rewarded. We are committed to providing compensation structures that recognize individual accomplishments as well as overall team success.

      As of June 30, 2004, we employed approximately 660 full-time and 3,800 part-time employees. We divide our United States and Canadian store base into two geographic regions, which are supervised by our Chief Workshop Bear and two Regional Workshop Directors. Bearitory Leaders are responsible for each of our 19 bearitories consisting of between six and twelve stores. Each of our stores generally has a full-time Chief Workshop Manager and two full-time Assistant Workshop Managers in addition to hourly Bear Builder associates, most of whom work part-time. The number of part-time employees fluctuates depending on our seasonal needs. In addition to the approximately 4,260 employees at our store locations, we employ approximately 200 associates in general administrative functions at our World Bearquarters in St. Louis, Missouri. We are committed to innovation and invention and generally have confidentiality agreements with our employees and consultants. Store managers and Bearquarters associates pass specific profile assessments. None of our employees are represented by a labor union, and we believe our relationship with our employees is good.

Stores

      As of October 12, 2004, we operated 165 retail stores located primarily in major malls throughout the United States and Canada. Our mall-based stores generally range in size from 2,000 to 4,000 square feet and average approximately 3,000 square feet while our tourist location stores currently range up to 6,000 square feet. In Summer 2005, we plan to open an approximately 21,550 square foot flagship store in New York City. Our stores are designed to be open and inviting for guests of all ages with an entryway that spans the majority of our storefront with wide aisles to accommodate families or groups. Our typical store has an oversized “sentry bear” at the front entry and features two stuffing machines, five Name-Me computer stations, display units and flooring to enhance the guest traffic flow through the store. We select malls and make site selections within the mall based upon demographic analysis, market research, site visits and mall dynamics as well as a forecasting model that projects a potential location’s first year sales.

We have identified a significant number of target sites that meet our criteria for new stores in malls and tourist locations. We seek to locate our mall-based stores near major customer entrances to or in the center of malls and adjacent to other children, teen and family retailers. After we approve a site, it typically takes approximately 23 weeks to finalize the lease, design the layout, build out the site, hire and train associates, and stock the store for opening.

      We lease all of our store locations. Due to our attraction as a family-oriented entertainment destination concept with average net sales per gross square foot that, in fiscal 2003, generally exceeded the average for the malls in which we operated, we have received numerous requests from mall owners and developers to locate a Build-A-Bear Workshop store in their malls. We believe that we generally have negotiated favorable exclusivity provisions in our leases.

      Most of our leases have an initial term of ten years. A number of our leases provide a lease termination or “kick out” option to either party in a pre-determined year, typically the third or fourth year of the lease, if we do not meet certain agreed upon minimum sales levels. In addition, our leases typically require us to pay personal property taxes, our pro rata share of real property taxes of the shopping mall, our own utilities, repairs and maintenance in our store, a pro rata share of the malls’ common area maintenance and, in some instances, merchant association fees and media fund contributions. Most of our leases also require the payment of a fixed minimum rent as well as percentage rent based on sales in excess of agreed upon minimum annual sales levels.

      Following is a list of our 165 stores in the United States and Canada by state and province as of October 12, 2004:

Number of
State	Stores

Alabama	1
Arizona	3
Arkansas	1
California	13
Colorado	4
Connecticut	4
Delaware	1
Florida	7
Georgia	5
Idaho	1
Illinois	6
Indiana	4
Iowa	2
Kansas	2
Kentucky	2
Louisiana	1
Maine	1
Maryland	4
Massachusetts	7
Michigan	3
Minnesota	1
Missouri	4
Nebraska	1
Nevada	3
New Hampshire	2
New Jersey	11
New York	10
North Carolina	5
Ohio	8
Oklahoma	2
Oregon	2
Pennsylvania	8
South Carolina	3
Tennessee	5
Texas	11
Utah	2
Virginia	6
Washington	3
Wisconsin	2

Province

British Columbia	1
Alberta	2
Ontario	1

International Franchises

      In 2003, we began to expand the Build-A-Bear Workshop brand outside of the United States, opening our own stores in Canada and our first franchised location in the United Kingdom. Currently we intend to only franchise locations outside the United States and Canada. As of October 12, 2004, there were eight Build-A-Bear Workshop franchised stores located in the United Kingdom, Japan, South Korea and Denmark. In addition, we have agreements with franchisees in Australia and France, and recently entered into an agreement covering the Republic of China (Taiwan). All of our non-U.S. and Canadian stores are operated by third party franchisees under separate master franchise agreements covering each country. Master franchise rights are typically granted to a franchisee for an entire country for a specified term. The terms of these master franchise agreements vary by country but typically provide that we receive an initial, one-time franchise fee and continuing franchise fees based on a percentage of sales made by the franchisees’ stores. The terms of these agreements range up to ten years with a franchise option to renew for an additional term if certain conditions are met. All such franchised stores have similar signage, store layout and merchandise characteristics to our stores in the United States and Canada. Our goal is to have well-capitalized franchisees with expertise in retail operations and real estate in their respective country. We approve all franchisees’ orders for merchandise and have oversight of their operational and business practices in an effort to ensure they are in compliance with our standards. We intend to open additional franchised stores in the countries where we currently operate as well as several additional countries, including France, Australia and the Republic of China (Taiwan).

Sourcing and Inventory Management

      We do not own or operate any manufacturing facilities. Our animal skins, stuffing, clothing and accessories are produced by factories located primarily in China. We purchased approximately 80% of our inventory in fiscal 2001, approximately 74% in fiscal 2002 and approximately 76% in fiscal 2003 from two vendors. After specifying the details and requirements for our products, our vendors contract orders with multiple manufacturing companies in Asia that are approved by us based on our quality control and labor standards. Our suppliers can be used interchangeably as each has a sourcing network for multiple product categories and can expand its factory network as needed. We continue to diversify our vendor structure as we grow in size and as the number of product categories in our stores increases. Our relationships with our vendors generally are on a purchase order basis and do not provide a contractual obligation to provide adequate supply, quality or acceptable pricing on a long-term basis.

      Since our inception, we have significantly increased our inventory and supply chain management efficiencies. The average time from the beginning of production to arrival of the products into our stores is approximately 90 to 120 days. Our weekly tracking and reporting tools give us the capabilities to promptly adjust to shifts in demand and help us to negotiate prices with our vendors. Through a regular analysis of selling trends, we periodically update our product assortment by increasing productive styles and eliminating less productive SKUs. Our distribution centers provide further logistical efficiencies for delivering merchandise to our stores.

Distribution and Logistics

      A third-party provider warehouses and distributes a large portion of our merchandise at a 200,000 square foot distribution center in St. Louis, Missouri under an agreement that expires on March 31, 2005. We also have smaller third-party distribution centers in Toronto, Canada under a lease that expires on March 31, 2005 and Los Angeles, California under a lease that expires on February 24, 2005. All items in our assortment are eligible for distribution, depending on allocation and fulfillment requirements, and we typically distribute merchandise and supplies to each store once per week on a regular schedule which allows us to consolidate shipments in order to reduce distribution and shipping costs. Store shipments from our third-party distribution centers are scheduled throughout the week in order to smooth workflow and stores that are part of the same shipping route are grouped together to reduce freight costs.

      Transportation from the warehouses to the stores is managed by several third-party logistics providers. Merchandise is ground-shipped to one of 55 third-party pool points which then deliver merchandise to the stores on a pre-arranged schedule. Back-up supplies, such as Cub Condo carrying cases and stuffing for the animals, are often stored in limited amounts at these local pool points.

Management Information Systems and Technology

      Management information systems are a key component of our business strategy and we are committed to utilizing technology to enhance our competitive position. Our information and operational systems utilize a broad range of both purchased and internally developed applications which support our guest relationships, marketing, financial, retail operations, real estate, merchandising, and inventory management processes. The systems are accessed over a company-wide network providing our employees with access to our key business applications. Sales and daily deposit information is collected from the stores’ point-of-sale terminals on a daily basis as well as guest information from our Name-Me system and is used to support key decisions in all areas including merchandising, allocation, and operations.

      We have developed and maintain proprietary software including domestic and international versions of our Name Me kiosk, Find-A-Bear identification, and our party scheduling systems. We have also filed an application for patent protection in the U.S. and Canada for the party scheduling system. Over the next several years we are improving our operations by installing an integrated point-of-sale system and new e-commerce software for our website, enhancing our intranet and extranet and installing a new merchandise planning software application designed to improve our purchasing and inventory control processes. We regularly evaluate strategic information technology initiatives focused on competitive differentiation and support of corporate strategy as well as tactical initiatives focused on reinforcing our internal support systems, both of which help support our growth and develop our business. Over the next several years, we also plan to replace or modify certain other systems. Our critical systems are reviewed on a regular basis to evaluate disaster recovery plans and the security of our systems.

Competition

      We view our Build-A-Bear Workshop experience as a distinctive combination of entertainment and retail. Because we are mall-based, we see our competition as those mall-based retailers that vie for prime mall locations, including various apparel, footwear and specialty retailers. We also compete with toy retailers, such as Wal-Mart, Toys “R” Us, Kmart and Target and other discount chains, as well as with a number of companies that sell teddy bears in the United States, including, but not limited to, Ty, Fisher Price, Mattel, Russ Berrie, Applause, Boyd’s, Hasbro, Commonwealth, Gund and Vermont Teddy Bear. Since we sell a product that integrates merchandise and experience, we also view our competition as any company that competes for our guests’ time and entertainment dollars, such as movie theaters, amusement parks and arcades, and other mall-based entertainment venues.

      We are aware of several small companies that operate “create your own” teddy bear and stuffed animal stores or kiosks in retail locations, but we believe none offers the breadth and depth of the Build-A-Bear Workshop experience or operates as a national retail company.

      We believe one of our competitive advantages is our ability to provide high-quality products to our guests in a fun, family-friendly, service-oriented environment and that we compete on the following bases:

•	offering a highly satisfying overall shopping experience;

•	store environment and ambiance;

•	guest service;

•	location;

•	product presentation;

•	product quality and selection, including licensed products from brands such as Limited Too, the NBA, the NHL®, MLBTM, SKECHERS® and Disney; and

•	price.

      Many of our competitors have longer operating histories, significantly greater financial, marketing and other resources, and greater name recognition than we do. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us.

Non-Store Properties

      In addition to leasing all of our store locations, we lease approximately 23,500 square feet for our corporate headquarters, or World Bearquarters, in St. Louis, Missouri under a lease and a separate sublease. Our “World Bearquarters” houses our corporate staff, our call center and our on-site training facilities. The lease, which covers approximately 8,500 square feet, has approximately four years remaining, which we can extend for an additional five years. The sublease, which covers approximately 15,000 square feet, also has four years remaining, which we can extend for an additional five years. We have entered into a new lease to replace the lease and sublease which goes into effect on January 1, 2005. The new lease covers approximately 52,000 square feet at the same location as our current World Bearquarters and has a four-year term, which may be extended for two additional five-year terms. We also lease approximately 8,000 square feet in St. Louis, Missouri for our web fulfillment site. This lease has approximately one year remaining.

Intellectual Property and Trademarks

      As of July 3, 2004, we had obtained over 140 U.S. trademark registrations, including Build-A-Bear Workshop® for stuffed animals and accessories for the animals, retail store services and other goods and services, over 30 issued U.S. patents with expirations ranging from 2013 through 2018 and over 100 copyright registrations. In addition, we have over 100 U.S. trademark and eight U.S. patent applications pending. We also license three patents from third-parties, including a patent for the pre-stitching system used for closing up our stuffed animals after they have been stuffed (U.S. Patent No. 6,109,196). Pursuant to an exclusive patent license agreement with Tonyco, Inc. dated March 12, 2001, we were granted an exclusive license for use of the patent in retail stores similar to ours. While we have the right to sublicense the patent, the licensor has agreed not to grant rights to any of our competitors. In the event that we or the licensor has reason to believe that a third party is infringing upon the patent, the licensor is generally required to bear the expenses required to maintain and defend the patent. The term of the agreement is for the full life of the patent and any improvements thereon. The term will expire in 2019 unless we terminate the agreement, upon notice to the licensor, in the event that the patent lapses due to the licensor’s non-payment of maintenance taxes and fees for the patent. We paid the licensor $760,000 for the license. All payments due under the license have been made and no ongoing payments are required by us.

      We believe our copyrights, service marks, trademarks, trade secrets, patents and similar intellectual property are critical to our success, and we intend, directly or indirectly, to maintain and protect these marks and, where applicable, license the intellectual property and the registrations for the intellectual property. We rely on trademark, copyright and other intellectual property law to protect our proprietary rights to the extent available in any relevant jurisdiction. We also depend on trade secret protection through confidentiality and license agreements with our employees, subsidiaries, licensees, licensors and others. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. Any infringement or misappropriation of our intellectual property rights or breach of our confidentiality or license agreements could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of one or more competitive advantages and decreased revenues. In addition, intellectual property litigation or claims could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and time-consuming if it is possible to do so.

      Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party could copy or otherwise obtain information from us without authorization. Accordingly, we may not be able to prevent misappropriation of our intellectual property or to deter others from developing similar products or services. Further, monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

      We also conduct business in foreign countries to the extent our merchandise is manufactured or sold outside the United States and have opened stores outside the United States in the past two years, either directly or indirectly through franchisees. We filed, obtained or plan to file for registration of marks in foreign countries to the degree necessary to protect these marks, although our efforts may not be successful and further there may be restrictions on the use of these marks in some jurisdictions.

Legal Proceedings

      From time to time we are involved in ordinary routine litigation common to companies engaged in our line of business. We are involved in several court actions seeking to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. As of the date of this prospectus, we are not involved in any pending legal proceedings that we believe would be likely to have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

      Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees as of July 3, 2004. All of our directors were elected pursuant to the terms of a stockholders’ agreement. The stockholders’ agreement will terminate upon the closing of the offering. See “Certain Relationships and Related Party Transactions — Agreements with Investors.”

Name	Age	Position(s)

Maxine Clark	55	Chief Executive Bear and Chairman of the Board
Barry Erdos	60	President and Chief Operating Officer Bear
John Burtelow	56	Chief Banker Bear
Tina Klocke	44	Chief Financial Bear, Treasurer and Secretary
Teresa Kroll	50	Chief Marketing Bear
Scott Seay	42	Chief Workshop Bear
Barney Ebsworth	70	Director
James Gould	55	Director
William Reisler	48	Director
Frank Vest, Jr.	57	Director

      Maxine Clark has been our Chief Executive Bear since our inception in 1997, our President from our inception in 1997 to April 2004 and has served as Chairman of our board of directors since our conversion to a corporation in April 2000. From November 1992 until January 1996, Ms. Clark was the President of Payless ShoeSource, Inc. Prior to joining Payless, Ms. Clark spent over 19 years in various divisions of The May Department Stores Company in areas including merchandise development, merchandise planning, merchandise research, marketing and product development. Ms. Clark is a member of the Board of Directors of The J.C. Penney Company, Inc. She also serves on the Board of Trustees of the International Council of Shopping Centers and Washington University in St. Louis and on the Board of Directors of BJC Healthcare. Ms. Clark is also a member of the Committee of 200, a leading organization for women entrepreneurs around the world.

      Barry Erdos has been our President and Chief Operating Officer Bear since April 2004. Prior to joining us, Mr. Erdos was the Chief Operating Officer and a director of Ann Taylor Stores Corporation and Ann Taylor Inc., a women’s apparel retailer, from November 2001 to April 2004. He was Executive Vice President, Chief Financial Officer and Treasurer of Ann Taylor Stores Corporation and Ann Taylor Inc. from 1999 to 2001. Prior to that, he was Chief Operating Officer of J. Crew Group, Inc., a specialty retailer of apparel, shoes and accessories, from 1998 to 1999.

      John Burtelow has been our Chief Banker Bear since July 2001. Prior to joining us, Mr. Burtelow was the Chief Financial Officer, Executive Vice President and Chief Administrative Officer for Edison Brothers Stores, Inc. from January 1998 to September 1999. Edison Brothers Stores, Inc. filed a petition for reorganization under Chapter 11 of the Federal bankruptcy laws on November 3, 1995 and emerged from bankruptcy protection in September 1997. Edison Brothers refiled for bankruptcy on March 9, 1999 and immediately commenced a liquidation of all its assets. Mr. Burtelow also served as Executive Vice President-Chief Financial Officer for Ames Department Stores, Inc. from August 1994 to January 1998, for Venture Stores, Inc. from 1989 to 1994, and for several divisions of The May Department Stores Company from 1987 to 1989.

      Tina Klocke has been our Chief Financial Bear, since November 1997, our Treasurer since April 2000, and Secretary since February 2004. Prior to joining us, she was the Controller for Clayton Corporation, a manufacturing company, where she supervised all accounting and finance functions as well as human resources. Prior to joining Clayton in 1990, she was the controller for Love Real Estate

Company, a diversified investment management and development firm. She began her career in 1982 with Ernst & Young LLP.

      Teresa Kroll has been our Chief Marketing Bear since September 2001. Prior to joining us Ms. Kroll was Vice President–Advertising for The WIZ, a unit of Cablevision, from 1999 to 2001. From 1995 to 1999, Ms. Kroll was Director of Marketing for Montgomery Ward Holding Corp., a department store retailer. From 1980 to 1994 Ms. Kroll held various administrative and marketing positions for Venture Stores, Inc.

      Scott Seay has been our Chief Workshop Bear since May 2002. Prior to joining us, Mr. Seay was Chief of Field Operations for Kinko’s Inc., a national chain of copy centers, from April 1999 to May 2002. From April 1991 to April 1999, Mr. Seay held several operational roles including Senior Vice President of Operations West for CompUSA Inc., a computer retailer. From April 1983 to April 1991, Mr. Seay held several operational positions for The Home Depot, Inc.

      Barney Ebsworth has served on our board of directors since our conversion to a corporation in April, 2000 and served on an advisory board to our predecessor entity prior to that time. Mr. Ebsworth is the founder, Chairman, President and CEO of Windsor, Inc., formed in 1979 for the purpose of providing financing for venture capital, real estate and other investments. Mr. Ebsworth was the founder, Chairman, President and CEO of INTRAV, a general agency formed in 1959 for the purpose of selling travel to individuals and businesses, until the company was sold in 1999. Mr. Ebsworth also founded Royal Cruise Line and Clipper Cruise Line in 1972 and 1981, respectively. He was the Chairman, President and CEO of those companies from inception to the time they were sold in 1986 and 1997, respectively. Mr. Ebsworth is also a Trustee of the St. Louis Art Museum and the Seattle Art Museum, a Commissioner of The American Art Museum and Smithsonian Institute and a member of the Trustees Council and Co-Chairman of Collectors Committee of the National Gallery of Art, Washington D.C.

      James Gould has served on our board of directors since our conversion to a corporation in April 2000, and served on an advisory board to our predecessor entity prior to that time. Mr. Gould is a Managing General Partner of The Walnut Group, a group of affiliated venture capital funds, and has held that position since 1994. He is also the Managing Member of Gould Venture Group V, LLC, a diversified financial concern, and Managing Member and Principal Owner of Management One LLC, a firm he founded that represents professional athletes. Mr. Gould has served on numerous boards including Prevent Child Abuse America, Camp BrightLight in partnership with the YMCA and the Cincinnati Ballet Company.

      William Reisler has served on our board of directors since our conversion to a corporation in April 2000, and served on an advisory board to our predecessor entity prior to that time. Mr. Reisler is a Co-Founder and has been a Managing Partner of Kansas City Equity Partners, a private equity firm, since 1993. His investment focus is primarily in consumer and retail sectors. His corporate experience includes development of new products for Hallmark Cards, Inc. He is a former Chairman of the National Association of Small Business Investment Companies, a venture capital trade association. He is currently a member of the Board of Directors of Organized Living, Inc. and Three Dog Bakery, Inc.

      Frank Vest, Jr. has served on our board of directors since our conversion to a corporation in April 2000. Mr. Vest has been a Partner and Managing Director of Catterton Partners IV Management Company, L.L.C., Catterton Partners Management Company, L.L.C. and Catterton Partners Corporation since 1993; President of The Catterton Group, Inc. since 1984; and a Manager/ General Partner of Catterton Capital Management, L.L.C., Odyssey Limited Partnership and Anthony Woods, L.L.C. since 1990. Mr. Vest is also currently a member of the Board of Directors of Tabi International, Inc. (Canada).

Directors’ Terms

      Currently, we have authorized a seven member board of directors. The following individuals serve on the board pursuant to a stockholders’ agreement that will terminate upon the completion of this offering:

•	one director who has been selected by the Barney A. Ebsworth Revocable Trust dated July 23, 1986 so long as it owns at least 50% of its originally acquired preferred stock of the company and so long as it elects either Barney A. Ebsworth or his daughter, Christiane Ebsworth Ladd, currently Barney Ebsworth;

•	one director who has been selected by Walnut Capital Partners, L.P. and Walnut Investment Partners, L.P. so long as they own at least 50% of their originally acquired preferred stock of the company, currently James Gould;

•	one director who has been selected by KCEP Ventures II, L.P. so long as it owns at least 50% of its originally acquired preferred stock of the company, currently William Reisler;

•	one director who has been selected by Catterton Partners IV, L.P., Catterton Partners IV-A, L.P., Catterton Partners IV-B, L.P., Catterton Partners IV Offshore, L.P. and Catterton Partners IV Special Purpose, L.P. (collectively, “Catterton Partners”) so long as they own at least 50% of their originally acquired preferred stock of the company, currently Frank Vest, Jr.; and

•	Maxine Clark, who has been selected by Smart Stuff, Inc.

      Our amended and restated certificate of incorporation to be effective upon completion of this offering provides that, as of the first annual meeting of stockholders, our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Maxine Clark has been designated as a Class I director, and her term will expire at the 2005 annual meeting of stockholders; Messrs. Barney Ebsworth and William Reisler have been designated as Class II directors, and their terms will expire at the 2006 annual meeting of stockholders; and Messrs. James Gould and Frank Vest have been designated as Class III directors, and their terms will expire at the 2007 annual meeting of stockholders. Currently, all our directors hold office until the next annual meeting of stockholders or until their successors are duly qualified.

      We expect our board of directors will elect another outside director within the next several months.

Director Fees

      We previously paid our non-management directors not affiliated with significant stockholders $2,500 per meeting of the board of directors and $1,000 per committee meeting and granted such directors an option to purchase 2,500 shares upon joining our board and annually granted an option to purchase 5,000 shares under our 2004 Stock Incentive Plan. Additionally, in May 2004, we paid a $68,250 bonus to one of our former directors, who was neither an officer nor affiliated with a significant stockholder. We did not pay any fees to our directors affiliated with significant stockholders or who serve as officers of the company. Effective October 6, 2004, we pay our non-management directors a $25,000 annual retainer for board membership and a $1,000 stipend for each regular board or committee meeting they attend. An additional annual retainer of $7,500 is paid to the chairman of our audit committee and an annual retainer of $2,500 is paid to the chairman of each other committee of our board. Subject to approval of our compensation committee, each of our non-management directors is granted shares of our common stock with a fair market value equal to $10,000 upon initial election to the board and is entitled to receive an annual grant of restricted stock with a fair market value equal to $25,000 upon completion of each year of service. Both the initial and annual stock grants are pursuant to our 2004 stock incentive plan and the shares vest 12 months after the date of grant. There are no family relationships among our directors and officers. We reimburse our directors for reasonable travel expenses related to board matters.

Board Committees

      We have established an audit committee consisting of Frank Vest, Jr., who chairs the committee, James Gould and William Reisler. The audit committee is governed by a written charter which will be reviewed, and amended if necessary, on an annual basis. Under the charter, the audit committee meets at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of our independent auditors, and is responsible for recommending the initial or continued retention, or a change in, our independent auditors. In addition, the audit committee is required to review and discuss with our management and independent auditors our financial statements, our annual and quarterly reports and the auditor’s attestation of management’s evaluation of our internal controls, as well as the quality and effectiveness of our internal control procedures, critical accounting policies and significant regulatory or accounting initiatives and prepare the audit committee report required to be included in our annual proxy statement. The committee is required to discuss with management earnings press releases, information provided to rating agencies and our major financial risk exposures. The audit committee’s charter also requires the audit committee to establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters, approve the audit plan and staffing of the internal audit department, report regularly to the board regarding its activities and perform an annual self-evaluation of committee performance. The audit committee is required to have at least one member who qualifies as an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission.

      We have also established a compensation committee consisting of Mr. William Reisler, who serves as chairman, and Messrs. Gould and Vest. The compensation committee makes recommendations to the board of directors regarding compensation arrangements for our executive officers, including goals and annual bonus compensation, and consults with our management regarding compensation policies and practices. The compensation committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans. The committee is also required to oversee management succession, prepare the committee’s report to be included in our proxy statement, report regularly to the board regarding its activities, review and reassess the adequacy of its charter on an annual basis and conduct an annual self-evaluation of committee performance.

      We have also established a nominating and corporate governance committee consisting of Mr. Gould, who serves as chairman, and Messrs. Reisler and Vest. The nominating and corporate governance committee submits to the board of directors a proposed slate of directors for submission to the stockholders at our annual meeting, recommends director candidates in view of pending additions, resignations or retirements, develops criteria for the selection of directors, reviews suggested nominees received from stockholders and other parties and reviews corporate governance policies and recommends changes to the full board of directors. In addition, the committee is required to oversee the structure and operations of the board, oversee director orientation and training, oversee and periodically review our corporate governance rules and policies and ethics codes, oversee the annual board and committee self-evaluation process, report regularly to the board regarding its activities, review and reassess the adequacy of its charter on an annual basis and conduct an annual self-evaluation of committee performance.

EXECUTIVE COMPENSATION

      The following table sets forth certain information concerning the compensation of our Chief Executive Bear and each of our other four most highly compensated current executive officers during the fiscal year ended January 3, 2004. We have also included information for two additional executive officers. We refer to these persons as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

					Long-Term Compensation Awards
		Annual Compensation
					Restricted	Stock	Long-Term
				Other Annual	Stock	Options/	Incentive	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation	Awards	SARs	Payouts	Compensation(2)

Maxine Clark	2003	$309,222	—	—	—	36,234	—	$4,295
Chief Executive Bear
John Burtelow	2003	193,242	—	—	—	20,000	—	3,622
Chief Banker Bear
Tina Klocke	2003	182,307	—	—	—	25,000	—	3,546
Chief Financial Bear, Treasurer and Secretary
Teresa Kroll	2003	204,273	—	—	—	20,000	—	3,686
Chief Marketing Bear
Scott Seay	2003	295,974	—	—	—	20,000	—	1,833
Chief Workshop Bear
Harold Brooks	2003	251,189	—	—	—	20,000	—	—
Former Chief International Bear(3)
Brian Vent	2003	246,006	—	—	—	30,000	—	4,295
Former Chief Operating Bear and Secretary(4)

(1)	A bonus potential was established for our named executive officers for 2003. However, as the established performance targets were not met, no bonuses were paid to our named executive officers. For 2004, our compensation committee has approved four bonus levels to be paid to the named executive officers currently employed by us (other than Ms. Clark), based on our targeted performance objectives. Provided that we meet these targets, we intend to pay these named executive officers bonuses of between 35% and 100% of their base salaries for fiscal 2004. Ms. Clark’s potential bonus, as approved by our compensation committee, is between 100% and 250% of her annual salary.

(2)	Consists of company contributions to our 401(k) plan (Clark — $2,500; Burtelow — $2,500; Klocke — $2,500; Kroll — $2,500; Seay — $38; and Vent — $2,500) and premiums paid for long-term disability insurance (Clark — $1,795; Burtelow — $1,122; Klocke — $1,046; Kroll — $1,186; Seay — $1,795; and Vent — $1,795).

(3)	Mr. Brooks resigned as Chief International Bear effective December 5, 2003.

(4)	Mr. Vent resigned as Chief Operating Bear and Secretary effective January 31, 2004. See “— Employment and Separation Agreements.”

Stock Option Awards

      The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended January 3, 2004.

Option Grants in Fiscal 2003

	Individual Grants				Potential Realizable Value
					at Assumed Annual Rates
	Number of	Percent of Total	Exercise		of Stock Price Appreciation
	Securities	Options Granted	Price or		for Option Term
	Underlying Options	in Fiscal 2003	Base Price	Expiration
Name	Granted (#)	(%)	($/Sh)	Date	5%		10%

Maxine Clark	36,234	13.3%	$9.10	4/24/2013	$791,677		$1,455,922
John Burtelow	20,000	7.4	9.10	4/24/2013	436,980		803,622
Tina Klocke	25,000	9.2	9.10	4/24/2013	546,225		1,004,528
Teresa Kroll	20,000	7.4	9.10	4/24/2013	436,980		803,622
Scott Seay	20,000	7.4	9.10	4/24/2013	436,980		803,622
Harold Brooks(1)	20,000	7.4	9.10	4/24/2013	N/A	(1)	N/A	(1)
Brian Vent(2)	30,000	11.1	9.10	4/24/2013	N/A	(2)	N/A	(2)

(1)	Mr. Brooks’ stock options expired following his resignation on December 5, 2003.

(2)	Mr. Vent’s stock options expired following his resignation on January 31, 2004. See “— Employment and Separation Agreements.”

      All options to these executive officers in fiscal 2003 were granted under our 2002 Stock Incentive Plan. The percentage of total options is based on an aggregate of 271,484 shares granted to employees in fiscal 2003. Shares vest at the rate of 25% per year over a four year period from the date of grant. Vesting of the options is accelerated upon the optionee’s disability or death and upon a change of control of the company (as defined in the option agreement) or upon a public offering of our common stock. Accordingly, all outstanding options will vest and become exercisable upon completion of this offering. All option grants have a term of ten years but may terminate before their expiration dates if the optionee’s status as an employee is terminated. The option grants contain restrictions on transfer of the stock purchased upon exercise of the options, but such restrictions lapse upon a public offering of our common stock.

      The exercise price on the date of each grant was equal to at least 100% of the fair market value on the date of grant, as determined by our compensation committee. To support this determination, we retained an independent appraisal firm to provide a valuation of our stock as of the date of these grants.

      With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission for illustrative purposes only and do not represent our estimate or projection of our future common stock prices. The dollar amounts under the columns represent the potential realizable value of each grant at the assumed initial public offering price of $19.00 per share of the underlying security and assumes appreciation at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Stock Option Exercises and Holdings

      The following table sets forth information with respect to each of our named executive officers concerning their unexercised options held on January 3, 2004. No options were exercised during fiscal 2003. All options listed become fully exercisable upon the completion of this offering.

      The value of “in-the-money” stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon an assumed public offering price of $19.00 per share minus the exercise price per share.

			Number of Securities			Value of Unexercised,
	Options Exercised		Underlying Unexercised			In-the-Money
			Options Held at January 3, 2004			Options at January 3, 2004
	Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable		Exercisable	Unexercisable

Maxine Clark	—	—	209,889	176,160		$2,971,391	$2,339,644
John Burtelow	—	—	12,000	28,000		154,920	301,280
Tina Klocke	—	—	122,800	40,200		2,148,448	444,132
Teresa Kroll	—	—	12,000	28,000		154,800	301,200
Scott Seay	—	—	6,250	38,750		66,125	396,375
Harold Brooks	—	—	—	—		—	—
Brian Vent	—	—	246,200	60,800	(1)	4,304,672	695,448

(1)	Mr. Vent exercised all of his outstanding and vested stock options following his resignation, and the Company accelerated the vesting of 9,400 options held by Mr. Vent with an exercise price of $6.04 per share which otherwise would not have vested until the end of the first quarter of fiscal 2004. See “— Employment and Separation Agreements.”

Compensation Committee Interlocks and Insider Participation

      Our compensation committee currently consists of Messrs. Reisler, Gould and Vest. No member of the compensation committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Messrs. Reisler, Gould and Vest and a former member, Mr. Ebsworth, were participants in various financing transactions with us, as described under “Certain Relationships and Related Party Transactions.”

Limitations on Liability and Indemnification

      The amended and restated bylaws which will be in effect upon completion of this offering provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

      We intend to enter into indemnification agreements with our directors and executive officers. Under these agreements, we would be required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

      In addition, the amended and restated certificate of incorporation which will be in effect upon completion of this offering provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-

monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Employment and Separation Agreements

      Employment agreements. We have employment agreements with Maxine Clark, our Chief Executive Bear, Barry Erdos, our President and Chief Operating Officer Bear and our named other executive officers, as follows: Scott Seay, Tina Klocke, Teresa Kroll and John Burtelow.

      Ms. Clark’s agreement has an initial term of five years from May 1, 2004 and renews from year-to-year thereafter. The agreement may be terminated by us prior to the end of the term upon death, disability, for cause (as defined in the agreement) or, following the initial term, without cause. Ms. Clark may terminate the agreement in the event we materially breach the agreement and fail to cure such breach within 30 days after notice thereof. If Ms. Clark terminates her employment for good reason (as defined in the agreement), or if we terminate her employment without cause after the initial term, we are obligated to continue her base salary for a period of 12 months after her termination, such payments to be reduced by any amount received from a subsequent employer during such period. In the event that during the initial term the Company terminate Ms. Clark without cause in violation of the terms of the agreement, Ms. Clark will be entitled to damages in an amount not less than the sum of (i) the amount of base salary Ms. Clark would have been paid during the remainder of the initial term, and (ii) an amount equal to the bonus Ms. Clark would have earned during the initial term (but in no event less the average bonus paid to Ms. Clark during the two fiscal years immediately preceding such termination).

      As compensation for her services, Ms. Clark will receive an annual base salary of not less than $375,000, which will be reviewed annually and be commensurate with similarly situated executives with firms similarly situated to us. If Ms. Clark’s individualized performance targets are achieved, her salary must be increased annually by no less than the average percentage increase given to all of our other executive employees for such fiscal year. If we exceed certain performance objectives, Ms. Clark will receive an annual bonus of up to 250% of her annual salary for the current fiscal year as determined by the compensation committee of our board of directors. For subsequent fiscal years, Ms. Clark will be eligible for bonuses which, if achieved, will cause her to be our highest paid employee. Any bonus payable to Ms. Clark will be payable in cash, stock, stock options or a combination thereof. The compensation committee of our board of directors will determine the amount and form of the bonuses. Ms. Clark’s agreement also provides for an award of 36,234 shares of our stock pursuant to our 2000 stock option plan or our 2002 stock incentive plan (or any successor plan). Ms. Clark will also receive an automobile allowance and such other perquisites and benefits as we may award her from time to time. The agreement also requires us to maintain life insurance on Ms. Clark in the amount of $2 million under which we are the beneficiary.

      Mr. Erdos’ agreement has an initial term of three years from April 26, 2004 and renews from year-to-year thereafter. The agreement may be terminated by us prior to the end of the term upon death, disability, for cause (as defined in the agreement) or without cause. Mr. Erdos may terminate the agreement in the event we materially breach the agreement and fail to cure the breach after 30 days’ notice thereof. If Mr. Erdos terminates his employment for good reason (as defined in the agreement), we are obligated to continue his base salary for a period of 12 months after termination (unless termination occurs during the first twelve months of the agreement, in which case we will continue to pay his base salary for 24 months after termination), such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for his services, Mr. Erdos will receive an annual base salary of not less than $500,000, which rate will be reviewed annually by the compensation committee of our board of directors and will be commensurate for similarly situated executives with firms similarly situated to us. If Mr. Erdos’ individualized performance targets are achieved, his salary will be increased annually by no less than the average percentage increase given to all of our other executive employees for such fiscal year. If we exceed certain performance objectives for any fiscal year, Mr. Erdos will receive an annual bonus of not less than 50% of his annual base pay for such fiscal year, payable in either cash, stock, stock options or a combination thereof; provided that Mr. Erdos’ bonus for fiscal 2004 will not be less than $250,000. We also paid $150,000 to Mr. Erdos as a relocation allowance.

      We also entered into an incentive stock option agreement with Mr. Erdos pursuant to our 2002 stock option plan. Under the agreement, we granted Mr. Erdos the option to purchase up to 100,000 shares of our common stock for a period of 10 years, at the purchase price of $8.78 per share, subject to certain restrictions. However, these restrictions do not apply in the event we undergo a change of control or a public offering (as such terms are defined in the agreement). In the event Mr. Erdos desires to transfer his shares pursuant to a bona fide purchase offer, we have a right of first refusal to purchase any and all such shares.

      Ms. Klocke’s agreement has an initial term of three years from March 7, 2004 and renews from year-to-year thereafter. The agreement may be terminated by us prior to the end of the term upon death, disability, for cause (as defined in the agreement) or without cause. Ms. Klocke may terminate the agreement in the event we materially breach the agreement or we relocate Ms. Klocke to a location more than 100 miles from St. Louis and fail to cure such breach after notice thereof. If we terminate Ms. Klocke’s employment without cause or if Ms. Klocke terminates her employment for good reason (as defined in the agreement), we are obligated to continue her base salary for a period of 12 months after her termination, such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for her services, Ms. Klocke will receive an annual base salary at a rate not less than $190,000 which rate will be reviewed annually and be commensurate with similarly situated executives with firms similarly situated to us. If Ms. Klocke’s individualized performance targets are achieved, her salary must be increased annually by no less than the average percentage increase given to all of our other executive employees during that fiscal year. If we exceed certain performance objectives agreed upon annually by Ms. Klocke and our board of directors, Ms. Klocke will receive an annual bonus of not less than 50% of her annual base salary, payable in either cash, stock, stock options or a combination thereof. Ms. Klocke’s agreement also provides for an award of options to purchase 163,000 shares of our stock pursuant to our 2000 stock option plan and any option agreements used in connection with the plan. For 2004, Ms. Klocke also has options to purchase an additional 25,000 shares pursuant to our 2002 stock option plan and any applicable option agreements.

      Ms. Kroll’s agreement has a term of one year from September 10, 2003 and renews from year-to-year thereafter. The agreement may be terminated by us prior to the end of the term upon death, disability, or for cause (as defined in the agreement) or without cause. Ms. Kroll may terminate the agreement in the event we materially breach the agreement and fail to cure such breach within 30 days after notice thereof. As compensation for her services, Ms. Kroll will receive an annual base salary at a rate not less than $185,000, which rate will be reviewed annually by the compensation committee of our board of directors and will be commensurate with similarly situated executives with firms similarly situated to us. If Ms. Kroll meets her individualized performance targets, Ms. Kroll’s salary must be increased annually by no less than the average percentage increase given to all of our other executive employees for such fiscal year. If we exceed certain performance objectives, Ms. Kroll will receive an annual bonus of not less than 35% of her annual salary, payable in cash, stock, stock options or a combination thereof. Ms. Kroll and our board of directors will determine the amount and form of the bonus. Under the agreement, we also paid Ms. Kroll a $10,000 signing bonus. Ms. Kroll’s agreement also provides for an award of options to purchase 20,000 shares of our stock pursuant to our 2000 stock option plan.

      Mr. Seay’s agreement has an initial term of three years from March 7, 2004 and renews from year-to-year thereafter. The agreement may be terminated by us prior to the end of the term upon Mr. Seay’s death, upon 30 days’ prior written notice for disability, or for cause (as defined in the agreement) or without cause. Mr. Seay may terminate the agreement in the event we materially breach the agreement, provided we do not cure the breach after notice thereof. If we terminate Mr. Seay’s employment without cause or Mr. Seay terminates his employment for good reason, we are obligated to continue his salary for a period of 12 months after termination, such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for his services, Mr. Seay will receive an annual base salary of not less than $293,000, which rate will be reviewed annually by the compensation committee of our board of directors and will be commensurate for similarly situated executives with firms similarly situated to us. If Mr. Seay’s individualized performance targets are achieved, his salary will be increased annually by no less than the average percentage increase given to all of our other executive employees during that fiscal year. If we exceed certain performance objectives for any fiscal year, Mr. Seay will receive an annual bonus of not less than 50% of his annual base pay for such fiscal year, payable in either cash, stock, stock options or a combination thereof. Mr. Seay was also granted options to purchase 45,000 shares of our common stock pursuant to our 2000 stock option plan. For fiscal 2004, Mr. Seay was also granted options to purchase an additional 20,000 shares pursuant to our 2002 stock option plan.

      Mr. Burtelow’s agreement has a term of one year from July 9, 2001 and renews from year-to-year thereafter. The agreement may be terminated upon death, disability, for cause (as defined in the agreement) or without cause. Mr. Burtelow may terminate the agreement in the event we materially breach the agreement and fail to cure such breach after notice thereof. If we terminate Mr. Burtelow’s employment for any reason other than death, disability or for cause, we are obligated to continue his base salary after termination for the shorter of (1) six months or (2) the date on which Mr. Burtelow has obtained other employment. As compensation for his services, Mr. Burtelow will receive an annual base salary at a rate not less than $175,000, which rate will be reviewed annually by the compensation committee of our board of directors and will be commensurate with similarly situated executives with firms similarly situated to us. If Mr. Burtelow meets his individualized performance targets, Mr. Burtelow’s salary must be increased annually by no less than the average percentage increase given to all of our other executive employees during the year preceding the increase. If we exceed certain performance objectives agreed upon annually by Mr. Burtelow and our board of directors, Mr. Burtelow will receive an annual bonus of not less than 35% of his annual salary, payable in either cash, stock options or a combination thereof. Mr. Burtelow and our board of directors will determine the amount and form of the bonus. Mr. Burtelow’s agreement also provides for an award of options to purchase 20,000 shares of our stock pursuant to our 2000 stock option plan.

      The agreements for each of our named executive officers provide that:

•	for the term of the agreement and for three years thereafter, the employee may not become employed by or interested directly or indirectly in or associated with our competitors who are located within the United States or within any country where we have established a retail presence (except for Mr. Burtelow’s and Ms. Kroll’s agreements, which provides that they may not become employed by or interested directly or indirectly in or associated with our competitors who are located within 100 miles of any of our retail stores); and

•	in the event of the employee’s termination due to death, disability or his or her right to terminate due to our breach as provided in the agreement, he or she, or his or her beneficiaries or estate, will still be entitled to a bonus for such year prorated based on the number of full weeks the employee was employed during the year.

      Separation agreement. Pursuant to his departure from us, which was effective January 31, 2004, we entered into a separation agreement and general release (the “Separation Agreement”) with Brian Vent, our former Chief Operating Bear and Secretary. Under the Separation Agreement, we were obligated to pay Mr. Vent his base monthly salary of $19,833 for a period of six months following his separation date. Mr. Vent was also eligible to participate in our group health plans for a period of six months following the separation date. Pursuant to the Separation Agreement, the Company accelerated the vesting of 9,400 options held by Mr. Vent with an exercise price of $6.04 per share which otherwise would not have vested until the end of the first quarter of fiscal 2004. Mr. Vent exercised all of his outstanding and vested stock options shortly after his departure. In accordance with the terms of the Separation Agreement, Mr. Vent released us from all claims other than those rights which are continuing and related to Mr. Vent’s stock ownership. Mr. Vent also agreed that he will not compete with us for a period of three years; provided, however, that Mr. Vent is entitled to obtain employment with another company so long as (i) the sale of stuffed animals is not the principal business of such employer, (ii) Mr. Vent has no direct or personal involvement in the sale of stuffed animals, and (iii) neither Mr. Vent nor his relatives or affiliates own more than 1% of the company.

      The Separation Agreement also provides that notwithstanding the provisions of the loan agreement between us and Mr. Vent, which requires that the loan become payable in the event of his termination, the payment of the loan shall not be accelerated as a result of his termination. Instead, the principal amount of the loan shall be due and payable in accordance with the terms of the note as if Mr. Vent had not been terminated by us. See “Certain Relationships and Related Party Transactions — Officer Loans.”

Employee Stock Plans

      As of July 3, 2004, options to purchase 1,047,283 shares of common stock were outstanding at a weighted average exercise price of $6.52 per share under our 2000 and 2002 stock plans. All outstanding options will vest and become exercisable upon completion of this offering. We have also adopted a 2004 stock plan under which no awards have been granted as of August 9, 2004. Our board of directors has also adopted an employee stock purchase plan which, subject to approval by our stockholders, became effective on the date of this prospectus.

2000 Stock Option Plan

      Our 2000 stock option plan provided for the granting to employees of incentive stock options and for the granting to other individuals as selected by the compensation committee of non-qualified stock options. The plan, as amended, authorizes 2,200,000 shares of our common stock to be issued under the plan. We are no longer granting options under our 2000 plan.

      For incentive stock options, the purchase price of the common stock under each incentive stock option must equal at least 100% of the fair market value, or at least 110% of the fair market value with respect to optionees who own more than 10% of the total combined voting power of all classes of our stock. Our compensation committee determines the fair market value in good faith and in a manner consistent with applicable law. For non-qualified stock options, the compensation committee determines the purchase price of the common stock under each option.

      Options granted under the plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. Options generally must be exercised during the optionee’s continuing status as an employee or, in the discretion of the administrators, within three months after termination other than for cause. If the optionee dies within three months after termination other than for cause or becomes disabled, the options may be exercised within 12 months after the optionee’s death or termination by disability. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the total combined voting power of all classes of stock, five years from the date of the grant of the option.

      The plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any option granted before amendment of the plan without the written consent of the affected optionee. Unless terminated sooner, the plan will terminate automatically in April 2010.

2002 and 2004 Stock Incentive Plans

      Our 2002 stock incentive plan was adopted by our board of directors and approved by our stockholders in April 2003. Our 2004 stock incentive plan was adopted by our board of directors and approved by our stockholders in August 2004. The 2002 plan provides for the granting to employees of incentive stock options and for the granting to any individual selected by our compensation committee of non-qualified stock options, stock appreciation rights and other cash or stock-based awards. The 2004 plan permits such awards to any employee, director or consultant of ours or any of our affiliates, or any other entity designated by our board of directors in which we have an interest, who is selected by our compensation committee to receive an award. The 2002 plan authorizes 2,200,000 shares of our common stock to be issued under the plan, less the shares previously issued under the 2000 plan (net of forfeitures) and any shares issued under restricted stock agreements. The 2004 plan authorizes 3,700,000 shares of our common stock to be issued under the plan, less the shares previously issued under the 2000 or 2002 stock plans (net of forfeitures) and any shares issued under restricted stock agreements. Our compensation committee administers the 2002 and 2004 plans. As of July 3, 2004, options to purchase 1,047,283 shares were outstanding under our 2002 plan. We are no longer granting awards under our 2002 plan. As of August 9, 2004, we had not granted any awards under our 2004 plan.

      On the date of the grant, the exercise price of incentive stock options must equal at least 100% of the fair market value, or 110% of the fair market value with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. The fair market value is determined by computing the arithmetic mean of our high and low stock prices on a given determination date if our stock is publicly traded or, if our stock is not publicly traded, by the administrator in good faith. The exercise price on the date of grant is determined by the compensation committee in the case of non-qualified stock options.

      Options generally must be exercised during the optionee’s continuing status as an employee or within three months after the optionee’s termination of employment. If an optionee’s employment is terminated because the optionee becomes disabled, the options may be exercised within one year after the optionee’s termination. If an optionee dies while under our employ or within three months after termination of employment, the options immediately vest and the optionee’s legatees or personal representatives may exercise the options for a period of up to one year after the optionee’s death, but not after ten years from the grant of the option.

      Stock appreciation rights granted under each plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The compensation committee determines the exercise price of stock appreciation rights. A stock appreciation right granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of our common stock on the exercise date over the exercise price per share, times the number of stock appreciation rights exercised. A stock appreciation right granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value on the exercise date of a share of our common stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.

      The compensation committee may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of our common stock. These stock-based awards, in the discretion of the compensation committee, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the compensation committee may grant awards of cash, in values to be determined by the compensation committee. If any awards are intended to be deductible under Section 162(m) of the Internal Revenue Code, the committee must choose from certain performance measures for the awards.

      Awards granted under either plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless permitted by the committee. Additionally, any shares of our common stock received pursuant to an award granted under the plan, are subject to our right of first refusal prior to certain transfers by the participant and our buy-back rights upon termination of the participant’s employment. The right of first refusal and buy-back rights terminate upon consummation of an initial public offering.

      The compensation committee may provide for accelerated vesting or termination in exchange for cash of any outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the plan.

      Either plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the 2002 plan will terminate automatically in August 2012 and the 2004 plan in August 2014.

     2004 Associate Stock Purchase Plan

      Our 2004 associate stock purchase plan was adopted by our board of directors in October 2004, subject to approval by our stockholders, and became effective on the date of the prospectus. We have reserved a total of 1,000,000 shares of common stock for issuance over the ten year life of the plan. Shares issued under the plan may come from our authorized but unissued shares, previously issued shares reacquired and held by us, or shares acquired on the public market.

      The plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors, are eligible to participate if they have been continuously employed for six months and are customarily employed for at least 20 hours per week and for more than five months in any calendar year. During the initial offering period, our employees, including our officers and employee directors, are eligible to participate if they have been continuously employed for thirty days and are customarily employed for at least 20 hours per week and for more than five months in any calendar year. All of our eligible employees will be automatically enrolled in the initial offering period under the plan. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee’s compensation, defined as Form W-2 compensation plus contributions to our 401(k) plan and less relocation payments and amounts paid as other than customary wages which are determined to be special bonuses, or $25,000 per annum. These employees may not make any additional payments into the payroll deduction account. However, during the initial offering period, they may purchase shares of stock by making lump sum cash payments during the purchase period.

      The plan will be implemented in a series of consecutive three month offering periods (other than the initial offering period), and each offering period (other than the initial offering period) consists of a single three month purchase period. The initial offering period under the plan will begin on the date of this prospectus and end on September 30, 2005. The initial offering period will be divided into three consecutive purchase periods ending respectively on March 31, 2005, June 30, 2005, and September 30, 2005. The subsequent offering periods will begin on the first trading day on or after expiration of the initial offering period and thereafter on the first trading day on or after each January 1, April 1, July 1 and October 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the last day of each purchase period.

      The purchase price of our common stock under the plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. The purchase price of our common stock under the plan in the initial offering period will be the lesser of the fair market value per share on the start date of the offering period or 85% of the fair market value per share at the end of the purchase period. Fair market value on a trading day is the closing sales price on such day or the first preceding day on which there was such a reported price. If closing sales prices are not reported, the fair market value is the average of the closing bid and asked prices on such day or the first preceding day on which there were such reported prices. In the absence of a public market for our common stock, fair market value is determined in good faith by our board of directors. For purposes of the start date in the first offering period, the fair market value will be the initial public offering price. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

      Under the plan, no employee may be granted an option if immediately after the grant, the employee would own stock and/or hold outstanding options to purchase stock equaling five percent or more of the total voting power or value of all classes of our stock or that of our subsidiaries. In addition, no employee may purchase in an offering period, for each calendar year in which the option is outstanding, shares having a fair market value, based on the fair market value of our common stock on the first trading day of the offering period, of more than $25,000.

      The plan will terminate in 2014, unless our board of directors terminates it sooner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We intend to establish procedures for the review and pre-approval of all transactions between us and any of our directors or executive officers. Pursuant to our code of ethics and the charter of our nominating and corporate governance committee, which will be adopted prior to this offering, any director or executive officer intending to enter into a transaction with us must provide the chair of our corporate governance and nominating committee with all relevant details of the transaction. The transaction will then be evaluated by the corporate governance and nominating committee to determine if the transaction is in our best interests and whether, in the committee’s judgment, the terms of such transaction are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party. Our board of directors did not seek or obtain competitive bids for the transactions described in this section. Therefore, we cannot assure you that all transactions described in this section are on terms that are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party. However, pursuant to the procedures described above, we expect that future transactions with related parties will be on terms that are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party.

Formation and Conversion to Corporation

      In September 1997 we began operating as a limited liability company under the laws of the state of Missouri. On April 3, 2000, we converted into a Delaware corporation by merging Build-A-Bear Workshop, L.L.C. into Build-A-Bear Workshop, Inc. In connection with this merger, we issued to each member of the limited liability company shares of one or more series of preferred stock having dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences that were substantially the same as their corresponding limited liability company interests, as follows:

•	3,418,306 shares of series C-1 preferred stock were issued to Smart Stuff, Inc., a corporation which is wholly-owned by Maxine Clark, our Chief Executive Bear;

•	1,137,898 shares of series A-1 preferred stock and 911,383 shares of series C-2 preferred stock were issued to Windsor Capital, Inc., a corporation formed by Barney Ebsworth, one of our directors, and another individual, and 474,124 shares of series C-2 preferred stock were issued to an affiliate of Windsor;

•	23,527 shares of common stock, 139,981 shares of series A-2 preferred stock and 275,352 shares of series B-1 preferred stock were issued to Hycel Partners V, L.L.C., an affiliate of Hycel Partners I, L.P., the entity from which we leased our Richmond Heights, Missouri store until June 2003;

•	98,804 shares of common stock, 961,263 shares of series A-3 preferred stock and 1,453,072 shares of series B-2 preferred stock were issued to Walnut Capital Partners, with which James Gould, one of our directors, is affiliated;

•	10,352 shares of common stock, 205,824 shares of series A-4 preferred stock and 311,003 shares of series B-3 preferred stock were issued to Kansas City Equity Partners, with which William Reisler, one of our directors, is affiliated; and

•	64,500 shares of series C-3 preferred stock were issued to each of Brian Vent, our former Chief Operating Bear and Secretary and Wayne L. Smith, and 65,276 shares of series C-3 preferred stock were issued to Adrienne Weiss.

      Also in connection with this merger and conversion into a corporation, we issued 707,992 shares of series A-5 preferred stock to entities affiliated with Catterton Partners, with which Frank Vest, Jr., one of our directors, is affiliated, at a purchase price of $5.649780 per share for an aggregate of $4 million and 1,069,786 shares of series B-4 preferred stock at a purchase price of $3.739067 per share for an aggregate of $4 million. In addition, we issued more than $60,000 of these securities to the following officers, directors and holders of more than 5% of our common stock and their affiliates:

•	an entity affiliated with Kansas City Equity Partners purchased 25,884 shares of series A-5 preferred and 39,112 shares of series B-4 preferred;

•	Barney Ebsworth, one of our directors, purchased 126,380 shares of series A-5 preferred and 190,963 shares of series B-4 preferred;

•	an entity affiliated with Ms. Clark purchased 171,200 shares of series A-5 preferred and 258,686 shares of series B-4 preferred; and

•	Brian Vent, our Chief Operating Bear and Secretary, purchased 3,230 shares of series A-5 preferred and 4,881 shares of series B-4 preferred.

      In addition, through a purchase of membership interests in Clark/ Fox, L.L.C., which purchased shares of our series A-5 and series B-4 preferred stock:

•	affiliates of one of our two largest vendors acquired beneficial ownership of 8,628 shares of our series A-5 preferred and 13,032 shares of our series B-4 preferred stock; and

•	the father of Mr. Vent acquired beneficial ownership of 22,497 shares of our series A-5 preferred stock and 26,076 shares of our series B-4 preferred stock.

      Each share of our series A, series B and series C preferred stock was originally convertible on demand into shares of our common stock on a one-for-one basis, after giving effect to accrued but unpaid dividends. In August, 2004, we amended our certificate of incorporation to modify the conversion rights of the preferred stock. After the amendment, we paid a special $10.0 million cash dividend to our stockholders, including holders of preferred stock on an as-converted basis, and each share of our series A, series B and series C preferred stock is currently convertible on demand into common stock as follows:

	Series A-1, A-2 and A-3	Series A-4 and A-5	Series B and C

Shares of common stock into which each share of preferred stock may be converted	1.303333	1.303334	1.000000

Series D Financing

      In September, November and December 2001, we sold 3,467,337 shares of our series D preferred stock at a price per share of $6.10. We sold the shares pursuant to a preferred stock purchase agreement, a stockholders’ agreement and a registration rights agreement under which we made customary representations and warranties and agreed to customary operating and other covenants, and provided the purchasers with registration rights. The registration rights are the only rights that survive beyond this offering. See “— Agreements with Investors” below.

      The purchasers of more than $60,000 of these securities included, among others, the following officers, directors and holders of more than 5% of our common stock including their affiliates:

•	entities affiliated with Catterton Partners purchased 1,361,066 shares of series D preferred stock;

•	entities affiliated with Ms. Clark purchased 815,575 shares of series D preferred stock;

•	an entity affiliated with Walnut purchased 677,869 shares of series D preferred stock;

•	an entity affiliated with Kansas City Equity Partners purchased 426,230 shares of series D preferred stock; and

•	Mr. Vent purchased 18,409 shares of series D preferred stock.

      In addition, through a purchase of membership interests in Clark/ Fox II, L.L.C. and Clark/ Fox III, L.L.C., which purchased shares of our series D preferred stock:

•	Ms. Klocke acquired beneficial ownership of 14,653 shares of our series D preferred stock;

•	Mr. Brooks acquired beneficial ownership of 29,306 shares of our series D preferred stock;

•	the father of Mr. Vent acquired beneficial ownership of 45,557 shares of our series D preferred stock;

•	our two largest vendors acquired beneficial ownership of 122,881 and 22,884 shares of our series D preferred stock; and

•	three of our other vendors acquired beneficial ownership of a total of 20,518 shares of our series D preferred stock.

Each share of our series D preferred stock was originally convertible on demand into shares of our common stock on a one-for-one basis, after giving effect to accrued but unpaid dividends. In August, 2004, we amended our certificate of incorporation to modify the conversion rights of the preferred stock. After the amendment, we paid a special $10.0 million cash dividend to our stockholders, including holders of preferred stock on an as-converted basis, and each share of our series D preferred stock is currently convertible on demand into common stock as follows:

	Date of Issuance

	September	November	December
	2001	2001	2001

Shares of common stock into which each share of preferred stock may be converted	1.200083	1.188825	1.183108

Agreements with Investors

      On September 21, 2001, we entered into an amended and restated registration rights agreement and an amended and restated stockholders’ agreement with our stockholders in connection with our series D financing. The registration rights agreement provides registration rights to the holders of our preferred and common stock. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

      Under the stockholders’ agreement, each of the stockholders has agreed to take all action necessary, so as to cause our authorized number of directors to be seven, with:

•	one member designated by each of Catterton Partners, Walnut, Kansas City Equity Partners, and a trust established by Mr. Ebsworth, in each case so long as each stockholder holds 50% or more of such stockholder’s originally acquired preferred stock; and

•	two members designated by Smart Stuff, Inc., one of whom must be Ms. Clark.

      The stockholders’ agreement also provides for:

•	a right of first offer in favor of the other parties to the agreement and to us if a party desires to transfer our securities;

•	“drag-along” rights in favor of Walnut, Windsor and Catterton Partners if all three of such entities desire to transfer their shares to a third party and Ms. Clark is no longer employed by us or has disposed of her beneficial interest in our stock; and

•	preemptive rights in favor of the parties to the agreement in the event we issue new securities, excluding securities issued and sold pursuant to a registration statement filed under the Securities Act.

      The stockholders’ agreement will terminate on the closing of this offering.

Officer Loans

      Pursuant to a restricted stock purchase agreement dated April 3, 2000, between us and Maxine Clark, our Chief Executive Bear and President, Ms. Clark purchased 274,815 shares of our common stock at $4.50 per share for a total purchase price of $1,236,667. Ms. Clark paid for the common stock with the proceeds of a loan from us evidenced by a secured promissory note which is supported by a pledge of the shares purchased. The loan bears interest at 6.60% per annum, and all principal and interest is payable on the maturity date. The largest aggregate amount of indebtedness outstanding at any time under this loan was $1,584,837, which was also the amount of indebtedness outstanding as of July 3, 2004. Recourse to Ms. Clark’s assets (other than the pledged shares) is limited. The loan is due on the earlier of April 2005 or 90 days following the termination of Ms. Clark’s employment with us.

      Pursuant to two restricted stock purchase agreements, each dated September 19, 2001, between us and each of Brian Vent, our former Chief Operating Bear and Secretary, and Tina Klocke, our Chief Financial Bear, Treasurer and Secretary, each of Mr. Vent and Ms. Klocke purchased 20,491 shares of our common stock at $6.10 per share for a total purchase price of $124,995 each. Mr. Vent and Ms. Klocke each paid for the common stock with the proceeds of a loan from us evidenced by a secured promissory note which is supported by a pledge of the shares purchased. Each of the loans bears interest at 4.82% per annum, and all principal and interest is payable on the maturity date. The largest aggregate amount of indebtedness outstanding at any time under each loan was $141,747, which was also the amount of indebtedness outstanding under each loan as of July 3, 2004. Our recourse under the notes is limited in each case to the pledged shares. The loans are each due on September 2006 or, in the case of Ms. Klocke, 90 days following the termination of her employment with us, if earlier.

Store Fixtures and Furniture

      We purchased fixtures for new stores and furniture for our corporate offices from NewSpace, Inc. Robert Fox, the husband of Ms. Clark, our Chief Executive Bear, owns 100% of NewSpace. The total cost of these fixtures and furniture amounted to $3,015,900 in fiscal 2001, $2,839,900 in fiscal 2002, $2,705,900 in fiscal 2003 and $821,600 in the first half of fiscal 2004. We expect to continue to purchase store fixtures from NewSpace.

Leases

      We currently sublet a portion of the space for our corporate headquarters and adjacent web fulfillment site from NewSpace under a separate sublease agreement. Our sublease is subject to the terms and conditions of the prime lease between NewSpace and First Industrial Realty Trust. The sublease and the lease to which it relates are being renegotiated and we expect to lease these spaces directly from First Industrial Realty Trust after January 1, 2005. Lease payments under this sublease amounted to $187,000 in fiscal 2001, $212,300 in fiscal 2002, $215,300 in fiscal 2003 and $98,800 in the first half of fiscal 2004.

      Until June 2003, we leased our retail store in Richmond Heights, Missouri from Hycel Partners I, L.P., an affiliate of Hycel Partners V, L.L.C., which at the time of our conversion to a corporation owned greater than 5% of our series A-2 and B-1 preferred stock and after this offering will own less than 5% of our outstanding common stock. The mall in which our Richmond Heights, Missouri store is located was sold by Hycel Partners I in June 2003 to General Growth Properties, Inc. Pursuant to the sale, our lease was assigned to General Growth. Lease payments under this lease agreement amounted to $199,000 in fiscal 2001, $193,400 in fiscal 2002, $78,400 in fiscal 2003 and none in the first half of fiscal 2004.

Real Estate Management

      We also have contracts for real estate consulting services, construction management services and facilities management services with Hycel Properties Co., an affiliate of Hycel Partners V. The real estate consulting contract expires on December 31, 2005 and the construction management services contract expires on December 31, 2004. The real estate consulting services contract contains a mutual exclusivity clause with regard to real estate consulting services and provides for payment of a monthly fee of $4,000, plus a success fee of $7,500 for each lease we enter into in the United States and $1,000 (increased to $5,000 pursuant to a letter agreement dated September 30, 2003) for each lease we enter into in Canada. The construction management services agreement provides for a fixed fee of $252,000, paid in twelve equal monthly installments, for up to eighteen stores, including one store in Manhattan, New York, which counts as three stores and additional fixed fees for each additional store. The facility management contract expires on December 31, 2004 and provides for payment of fixed fees of $5,000 per month. We paid $930,200 in fiscal 2001, $1,041,000 in fiscal 2002, $960,300 in fiscal 2003 and $281,700 in the first half of fiscal 2004 under these contracts. These figures include the cost of services, as well as amounts paid to Hycel as reimbursement for travel and other expenses incurred by Hycel under the contracts.

Design Services

      We paid $257,600 in fiscal 2001, $127,000 in fiscal 2002, $230,100 in fiscal 2003 and $127,500 in the first half of fiscal 2004 for design and other creative services to Adrienne Weiss Company, which is owned by Adrienne Weiss, who at the time of our conversion to a corporation held greater than 5% of our series C-3 preferred stock. We have a copyright assignment agreement with Ms. Weiss to secure our ownership rights in the works she creates on our behalf. We expect to continue to utilize Ms. Weiss’ services in fiscal 2004.

Initial Public Offering

      We are paying the expenses of this offering, including those of the selling stockholders, other than underwriting discounts and commissions. See “Underwriting.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of August 10, 2004, as adjusted to reflect the sale of the shares offered, and as adjusted to reflect the sale of the shares offered, assuming the exercise of the underwriters’ over-allotment option, by:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each named executive officer;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 3, 2004 are deemed outstanding. However, for each person listed below we have included all options held by such person even if they were not exercisable within 60 days of August 10, 2004 because all outstanding options will vest and become exercisable upon the consummation of this offering. For purposes of calculating beneficial ownership percentages, shares of common stock subject to options and warrants are considered outstanding and beneficially owned by the person holding the options or warrants but are not treated as outstanding for purposes of computing the percentage ownership of any other person. As of August 10, 2004, there were 734,953 shares of common stock outstanding. Immediately following this offering and the mandatory conversion of our preferred stock into common stock, 19,551,642 shares of common stock will be outstanding. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114.

	Shares Beneficially			Shares Beneficially		Number of	Shares Beneficially
	Owned Prior			Owned After		Over-	Owned After
	to the Offering		Number	the Offering		Allotment	Over-Allotment(1)
			of Shares			Shares Being
Name	Number	Percent	Offered(1)	Number	Percent	Offered(1)	Number	Percent

Maxine Clark and affiliates(2)	5,568,563	30.1%	627,525	4,941,038	24.7%	420,652	4,520,386	22.6%
CP4 Principals, L.L.C. and affiliates(3)	3,624,986	20.1	1,542,064	2,082,922	10.7	197,931	1,884,991	9.6
Walnut Capital and affiliates(4)	3,477,984	19.3	1,265,575	2,212,409	11.3	162,057	2,050,352	10.5
Barney Ebsworth(5)	2,834,911	15.7	879,351	1,955,560	10.0	112,869	1,842,691	9.4
KCEP Ventures II, L.P.(6)	1,173,971	6.5	499,405	674,566	3.5	64,101	610,465	3.1
Frank Vest, Jr.(7)	3,624,986	20.1	1,542,064	2,082,922	10.7	197,931	1,884,991	9.6
James Gould(8)	3,477,984	19.3	1,265,575	2,212,409	11.3	162,057	2,050,352	10.5
William Reisler(9)	1,173,971	6.5	499,405	674,566	3.5	64,101	610,465	3.1
John Burtelow(10)	60,000	*	—	60,000	*	—	60,000	*
Barry Erdos(11)	100,000	*	—	100,000	*	—	100,000	*
Tina Klocke(12)	208,491	1.1	—	208,491	1.1	—	208,491	1.1
Teresa Kroll(13)	60,000	*	—	60,000	*	—	60,000	*
Scott Seay(14)	65,000	*	—	65,000	*	—	65,000	*
Harold Brooks(15)	—	*	—	—	*		—	*
Brian Vent(16)	261,347	1.4	—	261,347	1.3	—	261,347	1.3
All directors and executive officers as a group (10 persons)(17)	17,173,906	90.6	4,813,920	12,359,986	60.4	957,610	11,402,376	55.8
Other Selling Stockholders:
Hycel Partners V, L.L.C.(18)	697,296	3.9	253,370	443,926	2.3	32,521	411,405	2.1
Christiane Ebsworth Ladd(19)	474,124	2.6	147,067	327,057	1.7	18,877	308,180	1.6
Tom Holley	140,236	*	50,908	89,328	*	6,534	82,794	*
Wayne L. Smith II(20)	95,682	*	34,735	60,947	*	4,458	56,489	*

*	Less than 1.0%.

(1)	Certain stockholders are obligated to sell additional shares of common stock to the underwriters if the underwriters exercise their over-allotment option.

(2)	Represents:

•	274,815 restricted shares and options to purchase 422,283 shares, which are exercisable or will become exercisable immediately upon completion of this offering, held by Maxine Clark; and

•	3,418,306 shares held by Smart Stuff, Inc., assuming conversion of our series C-1 convertible preferred stock.

•	651,846 shares held by Clark/ Fox, L.L.C., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and series D convertible preferred stock;

•	670,395 shares held by Clark/ Fox II, L.L.C., assuming conversion of our series D convertible preferred stock; and

•	130,918 shares held by Clark/ Fox III, L.L.C., assuming conversion of our series D convertible preferred stock.

Of the 627,525 shares being sold by affiliates of Maxine Clark, not including shares sold pursuant to the over-allotment option, 100,000 shares are being sold by Smart Stuff, Inc., 236,633 shares are being sold by Clark/Fox, L.L.C., 243,366 shares are being sold by Clark/Fox II, L.L.C. and 47,526 shares are being sold by Clark/Fox III, L.L.C. Of the 420,652 shares that will be sold by affiliates of Maxine Clark upon exercise of the underwriters’ over-allotment option, 352,941 shares are being sold by Smart Stuff, Inc., 30,373 shares are being sold by Clark/Fox, L.L.C., 31,237 shares are being sold by Clark/Fox II, L.L.C. and 6,100 shares are being sold by Clark/Fox III, L.L.C.

After this offering, assuming exercise of the underwriters’ over-allotment option, Ms. Clark will beneficially own 697,098 shares of our common stock (including 274,815 restricted shares and options to purchase 422,283 shares), Smart Stuff, Inc. will beneficially own 2,965,365 shares of our common stock, Clark/Fox, L.L.C. will beneficially own 384,841 shares of our common stock, Clark/Fox II, L.L.C. will beneficially own 395,792 shares of our common stock and Clark/Fox III, L.L.C. will beneficially own 77,292 shares of our common stock.

Ms. Clark controls the voting and/or investment power for the shares held by Smart Stuff, Inc. as its president and sole shareholder. Ms. Clark exercises voting and/or investment powers for the shares held by Clark/ Fox, L.L.C., Clark/ Fox II, L.L.C. and Clark/ Fox III, L.L.C. as the manager of each of the Clark/ Fox entities. Although Ms. Clark may be deemed to be the beneficial owner, Ms. Clark disclaims beneficial ownership of the shares owned by the Clark/ Fox entities except to the extent of her pecuniary interest therein, which consists of 69,498 shares of Clark/ Fox, L.L.C., 57,372 shares of Clark/ Fox II, L.L.C., and 18 shares of Clark/ Fox III, L.L.C.

(3)	Represents:

•	1,612,508 shares held by Catterton Partners IV, L.P., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and Series D convertible preferred stock;

•	565,330 shares held by Catterton Partners IV-A, L.P., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and series D convertible preferred stock;

•	39,412 shares held by Catterton Partners IV-B, L.P., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and series D convertible preferred stock;

•	48,352 shares held by Catterton Partners IV Special Purpose, L.P., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and series D convertible preferred stock; and

•	1,359,384 shares held by Catterton Partners IV Offshore, L.P., assuming conversion of our series A-5 convertible preferred stock, series B-4 convertible preferred stock and series D convertible preferred stock.

Catterton Managing Partner IV, L.L.C. is the general partner of Catterton Partners IV, L.P., Catterton Partners IV-A, L.P. and Catterton Partners IV-B, L.P. and the managing general partner of Catterton Partners IV Special Purpose, L.P. and Catterton Partners IV Offshore, L.P. CP4 Principals, L.L.C. is the Managing Member of Catterton Managing Partner IV, L.L.C. The address for Catterton Partners is 7 Greenwich Office Park, 599 West Putnam Avenue, Suite 200, Greenwich, Connecticut 06830. CP4 Principals is managed by a managing board. The members of the managing board are J Michael Chu, Craig H. Sakin, Marc C. Cummins and Frank M. Vest, Jr. These individuals disclaim beneficial ownership of the shares held by the Catterton funds.

(4)	Represents:

•	2,664,485 shares held by Walnut Capital Partners, L.P., assuming conversion of our series A-3 convertible preferred stock and series B-2 convertible preferred stock; and

•	813,499 shares held by Walnut Investment Partners, L.P., assuming conversion of our series D convertible preferred stock.

Mr. Gould exercises voting and/or investment powers for the shares held by Walnut Capital Partners, L.P. as a manager of Walnut Capital Management Group, LLC, the general partner of Walnut Capital Partners, L.P. Mr. Gould exercises voting and/or investment powers for the shares held by Walnut Investment Partners, L.P. as a manager of Walnut Investments Holding Company, LLC, the general partner of Walnut Investment Partners, L.P. Although Mr. Gould may be deemed to be the beneficial owner, Mr. Gould disclaims beneficial ownership of the shares owned by the above entities except to the extent of his pecuniary interest therein. The address for Walnut is 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202.

(5)	Represents 2,834,911 shares held by The Barney A. Ebsworth Living Trust dated July 23, 1986, assuming conversion of our series A-1 convertible preferred stock, series A-5 convertible preferred stock, series B-4 convertible preferred stock and series C-2 convertible preferred stock. Mr. Ebsworth exercises voting and/or investment powers for the shares held by The Barney A. Ebsworth Living Trust dated July 23, 1986 as trustee of the Trust.

(6)	William Reisler, David Schulte and Terry Matlack share voting and investment power over the shares beneficially owned by KCEP Ventures II, L.P.

(7)	Mr. Vest may be deemed to beneficially own the shares beneficially owned by CP4 Principals, L.L.C. through his membership in the managing board of CP4 Principals, L.L.C. Mr. Vest disclaims beneficial ownership of these shares.

(8)	Mr. Gould exercises voting and/or investment powers for the shares held by Walnut Capital Partners, L.P. as a manager of Walnut Capital Management Group, LLC, the general partner of Walnut Capital Partners, L.P. Mr. Gould exercises voting and/or investment powers for the shares held by Walnut Investment Partners, L.P. as a manager of Walnut Investments Holding Company, LLC, the general partner of Walnut Investment Partners, L.P. Although Mr. Gould may be deemed to be the beneficial owner, Mr. Gould disclaims beneficial ownership of the shares owned by the above entities except to the extent of his pecuniary interest therein. The address for Mr. Gould is 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202.

(9)	Mr. Reisler exercises voting and/or investment powers for the shares held by KCEP Ventures II, L.P. as Managing Director of KCEP II, L.C., the general partner of KCEP Ventures II, L.P. Although Mr. Reisler may be deemed to be the beneficial owner, Mr. Reisler disclaims beneficial ownership of the shares owned by KCEP Ventures except to the extent of his pecuniary interest therein. The address for KCEP Ventures is 233 West 47th Street, Kansas City, MO 64112.

(10)	Includes options to purchase 60,000 shares of our common stock.

(11)	Includes options to purchase 100,000 shares of our common stock.

(12)	Includes 20,491 restricted shares and options to purchase 188,000 shares of our common stock. Does not include an indirect interest in 14,653 shares of our common stock held by Ms. Klocke through her investment in Clark/ Fox II, L.L.C.

(13)	Includes options to purchase 60,000 shares of our common stock. Does not include an indirect interest in 12,136 shares of our common stock held by Ms. Kroll through her investment in Clark/ Fox, L.L.C.

(14)	Includes options to purchase 65,000 shares of our common stock.

(15)	Does not include 29,306 shares of our common stock held by Mr. Brooks through his investment in Clark/Fox II L.L.C.

(16)	Mr. Vent individually owns 261,346 shares of our common stock, assuming conversion of our Series A-5 convertible preferred stock, Series B-4 convertible preferred stock, Series C-3 convertible preferred stock and Series D convertible preferred stock, and 20,491 restricted shares.

(17)	These 10 individuals include all directors and executive officers detailed in the “Management” section above. Includes 305,206 restricted shares and options to purchase 895,283 shares of our common stock. See note 2 and notes 5 through 15 above.

(18)	Mark H. Zorensky exercises voting and/or investment powers for the shares held by Hycel Partners V LLC, as the sole manager of the LLC.

(19)	Christiane Ebsworth Ladd is the daughter of Barney Ebsworth, one of our directors.

(20)	Includes 22,092 shares owned by Bush O’Donnell Smith Capital Services. Wayne L. Smith II is the Chairman, President and Chief Executive Officer of Bush O’Donnell Smith Capital Services. James V. O’Donnell, Matthew J. Koster, William H. T. Bush and Wayne L. Smith II share voting and/or investment powers for the shares held by Bush O’Donnell Smith Capital Services.

      For a discussion of material relationships between us and some of the selling stockholders, see “Management” and “Certain Relationships and Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

      The following information describes the material terms of our common stock and preferred stock, as well as options to purchase our common stock, the material terms of our registration rights agreement and the material provisions of our certificate of incorporation and our bylaws, including all material provisions relating to anti-takeover matters, all as will be in effect upon completion of this offering. If you would like to review all of the terms of our common stock, preferred stock, options, registration rights agreement, certificate of incorporation and bylaws, you should refer to our amended and restated certificate of incorporation and bylaws and the other agreements which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

      Upon completion of this offering, we will be authorized to issue up to 65,000,000 shares of capital stock, par value $0.01 per share, to be divided into two classes to be designated, respectively, “common stock” and “preferred stock.” Of such shares authorized, 50,000,000 shares will be designated as common stock, and 15,000,000 shares will be designated as preferred stock.

Common Stock

      As of August 10, 2004, there were 18,051,642 shares of common stock outstanding that were held of record by 23 stockholders, assuming conversion of all currently outstanding shares of preferred stock outstanding into 17,316,689 shares of common stock. There will be 19,551,642 shares of common stock outstanding, assuming no exercise of outstanding options, after giving effect to the sale of common stock offered in this offering.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to the right of holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

      Upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Build-A-Bear Workshop. Currently we have no plan to issue any shares of preferred stock.

      Prior to the completion of this offering, we have outstanding various series of A, B, C and D preferred stock. Each class has various conversion, dividend, redemption, liquidation and voting rights.

      Prior to August 10, 2004, the series A-5 and series D preferred stock accrued a dividend. Cumulative unpaid dividends on such preferred stock totaled $7,776,795 at July 3, 2004. Originally, each share of our preferred stock was convertible on demand into our common stock on a one-for-one basis, after giving effect to accrued but unpaid dividends. Effective August 10, 2004, we amended our certificate of incorporation to eliminate the dividend preference on our preferred stock and add the accrued and unpaid dividends as of July 31, 2004 to the conversion base amount used in calculating the amount of common stock into which the preferred shares will be converted to common shares under certain circumstances, such as an initial public offering. Subsequent to this amendment, we paid a special $10.0 million cash dividend to our stockholders, including holders of preferred stock on an as-converted basis, and each share of our preferred stock is currently convertible on demand into common stock as follows:

				Series D Date of Issuance

	Series A-1,	Series A-4	Series B	September	November	December
	A-2 and A-3	and A-5	and C	2001	2001	2001

Shares of common stock into which each share of preferred stock may be converted	1.303333	1.303334	1.000000	1.200083	1.188825	1.183108

      Additionally, dividend preferences or restrictions on all series of preferred stock were removed and all series of preferred stock now participate ratably on an as converted basis with common stock for any declared dividends subsequent to August 10, 2004. This amendment also establishes the redemption price and liquidation preference for the redeemable preferred stock. Currently, each series of preferred stock has the following dividend, redemption and liquidation rights:

	Series A	Series B	Series C	Series D

Number of series of class issued and outstanding	5	4	3	1
Entitled to cumulative dividends	No	No	No	No
Entitled to participate in cash dividends on common stock	Yes	Yes	Yes	Yes
Senior liquidation preference	Second as a group		N/A	First
Junior liquidation preference	N/A	N/A	Yes	N/A
Liquidation preference at July 31, 2004	$16,298,168	$9,715,006	$1,813,259	$25,331,706

      Holders of the series A-5, B-4 and D preferred stock may force us to redeem their shares for cash or notes on April 3, 2006. The series D preferred stock has redemption preference over the series A-5 and B-4, which rank on a parity with each other for redemption. The redemption price is equal to $7,819,985 for the series A-5 preferred stock, $6,000,006 for the series B-4 preferred stock, and $25,331,706 for the series D preferred stock. Each share of preferred stock converts automatically into common stock in the event of an initial public offering of our common stock with proceeds of at least $25 million and a per share offering price of at least $15.00. Accordingly, all shares of outstanding preferred stock will convert into common stock upon completion of this offering.

      The series C preferred stock votes on all matters with the common stock on an as-converted basis. The series A, B and D preferred stock votes together as a class with respect to certain actions but are not otherwise entitled to vote on matters on which our common stockholders are entitled to vote.

Options

      As of July 3, 2004, we had outstanding options to purchase a total of 1,047,283 shares of common stock at a weighted average exercise price of $6.52 per share under our 2000 and 2002 Stock Option Plans, and we are authorized to award additional options to purchase a total of 2,073,820 shares under our 2004 Stock Incentive Plan. As a result of the adoption of the 2004 Stock Incentive Plan, no further grants of options will be made under our 2000 Stock Option Plan or our 2002 Stock Incentive Plan. We are also considering the adoption an employee stock purchase plan prior to the completion of this offering, under which we will be authorized to issue additional shares of our common stock. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing, after the offering, of a registration statement relating to the options, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

Registration Rights

      After the closing of this offering, the holders of approximately 12,640,259 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after completion of this offering, the holders of at least 10% of these securities have the right to require us to file a registration statement under the Securities Act in order to register their shares of our common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. We are not obligated to effect more than two demand registrations following completion of this offering, other than registrations on Form S-3. We will bear all costs, other than underwriting discounts and commissions, related to the demand registrations of these shares.

      Registration of shares of our common stock upon the exercise of registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

      The material provisions of Delaware law and our amended and restated certificate of incorporation and bylaws which may have an anti-takeover effect and delay, deter or prevent a tender offer, proxy contest or other takeover attempt that stockholders might consider to be in their best interests, including such an attempt that might result in payment of a premium over the market price for their shares of our common stock, are summarized in the following paragraphs.

      Interested stockholder transactions. We are subject to Section 203 of the General Corporation Law of the State of Delaware, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

      Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determination; and

•	the affiliates and associates of any such person.

      Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203 of the Delaware General Corporation Law. However, Ms. Clark, Catterton Partners, Walnut Capital and the Ebsworth trust and their affiliates and associates are excluded from the definition of “interested stockholder” pursuant to the terms of Section 203 of the Delaware General Corporation Law. The provisions of Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring us to negotiate in advance with the board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

      Cumulative Voting. Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

      Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors are elected each year, which has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing only the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. The certificate of incorporation also provides that directors may be removed by stockholders only for cause. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

      Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent, provided that holders of preferred stock may vote by written consent to the extent expressly provided in any certificate of designation authorizing issuance of a particular series of preferred stock. It also provides that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or a majority of our directors.

      Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our amended and restated bylaws provides that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or between January 19, 2005 and February 18, 2005, in the case of the 2005 annual meeting. However, in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Build-A-Bear by means of a proxy contest, tender offer, merger or otherwise.

      Amendments; Supermajority Vote Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of more than 80% of our capital stock in connection with the amendment of certain provisions, including those relating to (1) the classified board of directors and related director matters, (2) the ability of stockholders to act by written consent or call special meetings, (3) limitations of liability of directors, (4) indemnification of our directors, officers, employees and agents and (5) the amendment of our amended and restated bylaws. Similarly, our bylaws provide that they may be amended by our board of directors, or by our stockholders with the affirmative vote of at least 80% of the voting power of all outstanding shares.

      Stockholder Rights Plan. We are considering the adoption of a stockholder rights plan. Such a plan would allow for the issuance of a dividend to stockholders of rights to acquire our shares or, under certain circumstances, an acquiring corporation, at less than their fair market value. These rights would have certain anti-takeover effects by potentially causing substantial dilution to a person or group that attempts to acquire us.

Listing

      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BBW.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Mellon Investor Services LLC. Its address is Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO

NON-U.S. HOLDERS

      The following summary describes the material U.S. Federal income tax and estate tax consequences relating to the purchase, ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future.

      This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address the tax treatment for U.S. federal income or estate tax purposes of partnerships or persons who hold their interests through a partnership or another pass-through entity. This summary does not consider the effect of any applicable state, local or foreign tax laws.

      When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	a nonresident alien individual;

•	a foreign corporation, including any entity treated as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust.

      Special rules may apply to certain non-U.S. holders, such as former U.S. citizens or residents, “surrogate foreign corporations,” “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them.

Taxation of Dividends and Dispositions

      Dividends on Common Stock. In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s tax basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

      Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions:

•	Dividends effectively connected with a trade or business by a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the United States, generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax may apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

      Dispositions of Common Stock. Generally, a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

      We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

      Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      Information Reporting. The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale or other disposition of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale or other disposition of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

      In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      Backup Withholding. Backup withholding is only required on payments that are subject to the information reporting requirements, discussed above, and other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. As withholding is generally required on dividends paid to non-U.S. holders, as discussed above, backup withholding is not also imposed. Thus, backup withholding may be required on payments subject to information reporting, and not otherwise subject to withholding.

      Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

      The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the purchase, ownership and disposition of the common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws, including the changes made by H.R. 4520 “American Jobs Creation Act of 2004.”

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have 19,551,642 shares of common stock outstanding based on shares outstanding as of August 10, 2004. Of these shares, the 6,800,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the regulations promulgated thereunder.

      Of these shares, the remaining 12,751,642 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

•	immediately after the effective date, 337,690 shares will become eligible for sale, subject to the provisions of Rule 144(k);

•	beginning 90 days after the effective date, 27,991 shares will become eligible for sale subject to the provisions of Rules 144 and 701; and

•	beginning 180 days after the date of this prospectus, 12,385,961 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders.

      After the offering, the holders of 12,640,259 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

      Subject to certain exceptions, beginning 180 days after the date of this prospectus, 1,047,283 additional shares subject to vested options as of July 3, 2004, assuming completion of this offering, will be available for sale subject to compliance with Rule 701 and upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

      In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, approximately 195,516 shares immediately after this offering, or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

      Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, we and certain officers, directors and other stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus, subject to extension in certain circumstances without the prior written consent of the underwriters. See “Underwriting.”

      We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2000 stock option plan, our 2002 stock incentive plan, our 2004 stock incentive plan and our 2004 associate stock purchase plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

      Before this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

UNDERWRITING

      Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are acting as joint book-running managers for this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Shares
Underwriter
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
A.G. Edwards & Sons, Inc.
Thomas Weisel Partners LLC

Total	6,800,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      Certain selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,020,000 additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$—	$—	$—	$—

      The representatives have informed us and the selling stockholders that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. This agreement does not apply to our filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing plans; our issuance of common stock upon the exercise of an existing option or conversion of a security that is currently outstanding; our granting of awards pursuant to our existing employee benefit plans (subject to these lock-up restrictions); the issuance of shares of common stock pursuant to our existing qualified retirement plans; the issuance or transfer of any shares of common stock pursuant to existing reservations, agreements, employee stock purchase or incentive plans; and the issuance of shares of common stock in connection with acquisitions.

      Our executive officers and directors and the selling stockholders have agreed that they will not, other than as contemplated by this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. Factors that the representatives will consider before consenting to a transaction prohibited by the lock-up agreements are emergency and hardship. These agreements are subject to several exceptions that will generally permit executive officers, directors and the selling stockholders to, among other things, pledge shares of our common stock in connection with a bona fide loan transaction; transfer securities to affiliates or to immediate family members; exercise any options to purchase shares of our common stock; surrender any shares of our common stock to us in payment of the exercise price of any options or to satisfy tax withholding obligations; engage in any transactions in any shares of our common stock or any other securities convertible into, or exercisable or exchangeable for such shares of our common stock acquired in open market transactions after this offering; or transfer any shares of our common stock to any shareholder, limited partner, member or affiliate of our officers, directors or selling stockholders. The agreement with Maxine Clark, Smart Stuff, Inc., Clark/Fox, L.L.C., Clark/Fox II, L.L.C. and Clark/Fox III, L.L.C. also allows these entities to collectively contribute to a bona fide charitable organization shares of our common stock with a market value of up to $500,000 based on the initial public offering price.

      In the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings during the 16-day period beginning on the last day of the lock-up period, in either case, the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings reports or the occurrence of the material news or events, as applicable, unless the representatives waive, in writing, such an extension.

      At our request, the underwriters have reserved up to 5% of the shares of our common stock offered in this offering for sale at the initial public offering price to certain of our friends and business associates. Individuals who purchase these shares will be subject to a 25-day lock-up period. The number of shares available for sale to the general public will be reduced by the number of reserved shares of our common stock sold to these persons. Any reserved shares of our common stock not purchased by these persons will be offered by the underwriters to the general public on the same basis as all other shares of our common stock offered by us in this prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BBW.”

      In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

      In the future, the underwriters may provide investment banking services to us.

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, comparable sales, market prices of our securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.

Representations of Purchasers

      By purchasing shares of our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of our common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of share of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Bryan Cave LLP, St. Louis, Missouri has passed on the validity of the securities being offered. Certain partners of Bryan Cave LLP engaged in such representation own indirect interests in approximately 6,700 shares of our preferred stock through investment funds. Shearman & Sterling LLP, New York, New York, is counsel for the underwriters in connection with the offering.

EXPERTS

      The consolidated financial statements of Build-A-Bear Workshop, Inc. as of December 28, 2002 and January 3, 2004, and for each of the years in the three-year period ended January 3, 2004, have been included herein and in the registration statement in reliance upon the report of KPMG, LLP, independent registered public accountants, appearing elsewhere herein, and upon the authorization of said firm as experts in accounting and auditing.

      As discussed in Note 2(q) to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.

CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS

      In June 2002, we dismissed our independent public accountants, Arthur Andersen LLP, and retained KPMG LLP to act as our independent auditors. Arthur Andersen LLP had been our independent public accountants since 2000. In connection with Arthur Andersen LLP’s audit of the consolidated financial statements for the fiscal years 1999, 2000, and 2001 (not included herein), and in connection with the subsequent period up to their dismissal, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Arthur Andersen LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations. Arthur Andersen LLP’s report on our consolidated financial statements for the two fiscal years in the period ended December 29, 2001 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles. The decision to change auditors was unanimously approved by our board of directors, including all of the members of our audit committee. Prior to the dismissal of Arthur Andersen LLP, we had not consulted with KPMG LLP on any accounting matters. Because Arthur Andersen is no longer operating, we cannot obtain a letter from them regarding their agreement with the above statements.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to include those terms of such documents that we believe are material. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

      You may read and copy all or any portion of the registration statement or any other information that Build-A-Bear Workshop, Inc. files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

      This prospectus includes statistical data that were obtained from industry publications. These industry publications do not guarantee the accuracy and completeness of their information. Although we have not independently verified their data, we believe these industry publications to be generally reliable.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 28, 2002, January 3, 2004, and July 3, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 29, 2001, December 28, 2002, and January 3, 2004, and the twenty-six weeks ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited)
F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 29, 2001, December 28, 2002, and January 3, 2004, and for the twenty-six weeks ended July 3, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 29, 2001, December 28, 2002, and January 3, 2004, and for the twenty-six weeks ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Build-A-Bear Workshop, Inc.:

      We have audited the accompanying consolidated balance sheets of Build-A-Bear Workshop, Inc. and subsidiaries (the Company) as of December 28, 2002 and January 3, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Build-A-Bear Workshop, Inc. and subsidiaries as of December 28, 2002 and January 3, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2(q) to the consolidated financial statements, the Company adopted Emerging Issues Task Force Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.

/s/ KPMG LLP

St. Louis, Missouri

March 5, 2004, except as to
  Note 2(q) and Note 13 which
  are as of August 10, 2004

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	December 28,	January 3,	July 3,	July 3,
	2002	2004	2004	2004

			(Unaudited)	(Unaudited)
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$15,865,961	$20,600,863	$26,314,553
Inventories	21,570,324	22,572,627	29,948,342
Receivable for tenant allowances	1,664,545	1,678,297	1,329,840
Prepaid expenses and other	3,602,841	7,261,528	8,135,484

Total current assets	42,703,671	52,113,315	65,728,219
Property and equipment, net	48,071,181	56,358,359	55,535,330
Goodwill	97,065	97,065	97,065
Other intangible assets	1,320,306	1,493,171	1,484,333
Other assets, net	1,501,031	1,902,348	1,988,530

Total Assets	$93,693,254	$111,964,258	$124,833,477

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,704,138	$22,187,350	$21,456,887
Accrued expenses	9,277,406	9,769,052	13,940,326
Other liabilities	10,909,299	12,432,368	11,675,062

Total current liabilities	37,890,843	44,388,770	47,072,275

Deferred revenue	984,375	1,957,190	1,863,681
Other liabilities	—	876,990	803,356
Deferred tax liabilities	3,367,014	5,311,862	5,491,224
Minority interest	4,900	—	—
Preferred stock, par value $0.01. Authorized 25,000,000, aggregate redeemable and non-redeemable preferred shares; issuable in series:
Redeemable preferred stock, at redemption price:
Class A convertible, issued and outstanding 1,061,986 shares (liquidation value of $7,154,986, $7,574,986, and $7,784,986, respectively)	7,093,339	7,532,308	7,751,798	$—
Class B convertible, issued and outstanding 1,604,680 shares (liquidation value of $6,000,006)	5,938,355	5,957,324	5,966,806	—
Class D convertible, issued and outstanding 3,467,337 shares (liquidation value of $22,990,634, $24,471,187, and $25,211,445, respectively)	22,888,128	24,400,217	25,156,260	—

	35,919,822	37,889,849	38,874,864	—

Stockholders’ equity:
Preferred stock, par value $0.01. Authorized 25,000,000, aggregate redeemable and non-redeemable preferred shares; issuable in series:
Nonredeemable preferred stock, at par value:
Class A convertible, issued and outstanding 2,444,966 shares	24,450	24,450	24,450	—
Class B convertible, issued and outstanding 2,039,427 shares	20,394	20,394	20,394	—
Class C convertible, issued and outstanding 4,998,089, 4,998,089, and 4,949,125 shares, respectively	49,981	49,981	49,491	—
Common stock, par value $0.01. Authorized 25,000,000 shares; issued and outstanding 533,316, 533,316, and 734,953 shares, respectively and 18,051,642 (pro forma)	5,333	5,333	7,349	180,517
Additional paid-in capital	10,819,521	10,918,091	12,807,534	51,603,565
Retained earnings	6,334,449	12,342,846	21,567,087	19,687,192
Notes receivable	(1,727,828)	(1,821,498)	(1,868,333)	(1,868,333)
Unearned compensation	—	—	(1,879,895)	—

Total stockholders’ equity	15,526,300	21,539,597	30,728,077	69,602,941

Total Liabilities and Stockholder’s equity	$93,693,254	$111,964,258	$124,833,477	$124,833,477

See accompanying notes to consolidated financial statements.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Pro forma for			Pro Forma for
				the Year			the 26 weeks
	Years ended			Ended	26 weeks ended		ended

	December 29,	December 28,	January 3,	January 3,	June 28,	July 3,	July 3,
	2001	2002	2004	2004	2003	2004	2004

				(Unaudited)			(Unaudited)
				(Note 2)	(Unaudited)		(Note 2)
Revenues:
Net retail sales	$106,621,737	$169,122,692	$213,427,099		$92,487,983	$135,419,739
Franchise fees	—	15,625	244,447		95,337	306,979

Total revenues	106,621,737	169,138,317	213,671,546		92,583,320	135,726,718

Costs and expenses:
Costs of merchandise sold	56,708,261	90,848,059	116,514,872		51,928,954	70,146,290
Selling, general, and administrative	41,099,646	65,628,680	81,090,890		36,084,130	48,632,406
Store preopening	3,123,601	3,090,667	3,044,745		1,491,077	579,976
Impairment charge	1,006,220	—	—		—	—
Litigation settlement	1,550,000	—	—		—	—
Interest expense	207,128	77,091	13,119		—	—
Interest income	(142,822)	(165,176)	(71,462)		(54,533)	(98,501)

Total costs and expenses	103,552,034	159,479,321	200,592,164		89,449,628	119,260,171

Income before minority interest and income taxes	3,069,703	9,658,996	13,079,382		3,133,692	16,466,547
Minority interest	122,500	—	—		—	—

Income before income taxes	3,192,203	9,658,996	13,079,382		3,133,692	16,466,547
Income tax expense	1,286,789	3,790,456	5,100,958		1,284,814	6,257,288

Net income	1,905,414	5,868,540	7,978,424	$7,978,424	1,848,878	10,209,259	$10,209,259
Cumulative dividends and accretion of redeemable preferred stock	824,307	1,970,871	1,970,027	—	985,018	985,018	—
Cumulative dividends of nonredeemable preferred stock	455,350	455,350	455,350	—	227,675	227,675	—

Net income available to common and participating preferred stockholders	$625,757	$3,442,319	$5,553,047	$7,978,424	$636,185	$8,996,566	$10,209,259

Net income allocated to common stockholders	$19,116	$76,837	$123,951	$7,978,424	$14,200	$261,064	$10,209,259

Net income allocated to participating preferred stockholders	$606,641	$3,365,482	$5,429,096	$—	$621,985	$8,735,502	$—

Earnings per common share:
Basic	$0.09	$0.35	$0.57	$0.46	$0.07	$0.92	$0.58

Diluted	$0.07	$0.32	$0.45	$0.44	$0.07	$0.57	$0.57

Shares used in computing common per share amounts:
Basic	217,519	217,519	217,519	17,534,217	217,519	284,731	17,601,429
Diluted	9,101,143	12,055,458	17,546,348	18,006,638	9,367,692	17,938,328	18,031,921

See accompanying notes to consolidated financial statements.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Nonredeemable preferred
	stock				Additional
				Common	paid-in	Retained	Notes	Unearned
	Class A	Class B	Class C	stock	capital	earnings	receivable	compensation	Total

Balance, December 30, 2000	$24,450	$20,394	$49,981	$4,923	$10,391,270	$1,355,673	$(1,299,167)	—	$10,547,524
Issuance of 40,982 shares of restricted stock	—	—	—	410	249,580	—	(249,990)	—	—
Record interest on notes receivable	—	—	—	—	85,001	—	(85,001)	—	—
Record cumulative dividends and accretion of redeemable preferred stock	—	—	—	—	—	(824,307)	—	—	(824,307)
Net income	—	—	—	—	—	1,905,414	—	—	1,905,414

Balance, December 29, 2001	24,450	20,394	49,981	5,333	10,725,851	2,436,780	(1,634,158)	—	11,628,631
Record interest on notes receivable	—	—	—	—	93,670	—	(93,670)	—	—
Record cumulative dividends and accretion of redeemable preferred stock	—	—	—	—	—	(1,970,871)	—	—	(1,970,871)
Net income	—	—	—	—	—	5,868,540	—	—	5,868,540

Balance, December 28, 2002	24,450	20,394	49,981	5,333	10,819,521	6,334,449	(1,727,828)	—	15,526,300
Record interest on notes receivable	—	—	—	—	93,670	—	(93,670)	—	—
Record cumulative dividends and accretion of redeemable preferred stock	—	—	—	—	—	(1,970,027)	—	—	(1,970,027)
Other	—	—	—	—	4,900	—	—	—	4,900
Net income	—	—	—	—	—	7,978,424	—	—	7,978,424

Balance, January 3, 2004	24,450	20,394	49,981	5,333	10,918,091	12,342,846	(1,821,498)	—	21,539,597
Record interest on notes receivable	—	—	—	—	46,835	—	(46,835)	—	—
Record cumulative dividends and accretion of redeemable preferred stock (unaudited)	—	—	—	—	—	(985,018)	—	—	(985,018)
Exercise of stock options in exchange for outstanding shares, net of tax benefit (unaudited)	—	—	(490)	2,016	(37,287)	—	—	—	(35,761)
Stock-based compensation upon issuance of stock options	—	—	—	—	1,879,895	—	—	(1,879,895)	—
Net income (unaudited)	—	—	—	—	—	10,209,259	—	—	10,209,259

Balance, July 3, 2004 (unaudited)	$24,450	$20,394	$49,491	$7,349	$12,807,534	$21,567,087	$(1,868,333)	$(1,879,895)	$30,728,077

See accompanying notes to consolidated financial statements.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
				26 weeks ended
	December 29,	December 28,	January 3,
	2001	2002	2004	June 28, 2003	July 3, 2004

				(Unaudited)
Cash flows from operating activities:
Net income	$1,905,414	$5,868,540	$7,978,424	$1,848,878	$10,209,259
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,588,324	7,775,448	11,065,217	4,938,601	6,030,048
Deferred taxes	431,699	1,607,400	1,619,419	628,950	(525,676)
Loss on disposal of property and equipment	—	—	339,709	63,305	159,357
Impairment of goodwill	—	—	200,000	—	—
Impairment charge	1,006,220	—	—	—	—
Minority interest	(122,500)	—	—	—	—
Stock-based compensation	—	—	—	—	94,006
Change in current assets and liabilities:
Inventories	(3,937,679)	(9,037,918)	(1,002,303)	(42,271)	(7,375,715)
Prepaid expenses and other	504,177	(632,402)	(3,333,258)	230,711	(374,354)
Accounts payable	5,201,837	5,748,466	4,483,212	(2,235,948)	(730,463)
Accrued expenses and other liabilities	4,904,851	7,334,048	3,864,520	(6,435,971)	3,322,491

Net cash provided by (used in) operating activities	14,482,343	18,663,582	25,214,940	(1,003,745)	10,808,953

Cash flows from investing activities:
Purchases of property and equipment	(21,624,454)	(18,718,286)	(18,362,230)	(10,338,465)	(4,437,951)
Purchases of other assets	(1,721,936)	(1,574,631)	(1,917,808)	(638,997)	(657,312)
Purchase of minority interest in subsidiary	—	—	(200,000)	(200,000)	—
Minority interest investment	66,150	61,250	—	—	—

Net cash used in investing activities	(23,280,240)	(20,231,667)	(20,480,038)	(11,177,462)	(5,095,263)

Cash flows from financing activities:
Payments of long-term debt	(1,768,500)	(106,077)	—	—	—
Net proceeds (costs) from sale of redeemable preferred stock	21,024,016	(15,187)	—	—	—

Net cash provided by (used in) financing activities	19,255,516	(121,264)	—	—	—

Net increase (decrease) in cash and cash equivalents	10,457,619	(1,689,349)	4,734,902	(12,181,207)	5,713,690
Cash and cash equivalents, beginning of year	7,097,691	17,555,310	15,865,961	15,865,961	20,600,863

Cash and cash equivalents, end of year	$17,555,310	$15,865,961	$20,600,863	$3,684,754	$26,314,553

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$207,128	$77,091	$13,119	$—	$—

Income taxes	$1,125,367	$2,336,936	$2,249,231	$2,234,202	$5,852,960

Noncash transaction:
Cumulative dividends and accretion of redeemable preferred stock	$824,307	$1,970,871	$1,970,027	$985,018	$985,018

See accompanying notes to consolidated financial statements.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited)

(1)	Description of Business

      Build-A-Bear Workshop, Inc. (the Company) is a specialty retailer of plush animals and related products. At January 3, 2004, the Company operated 150 stores (unaudited) located in the United States and Canada and an Internet store. The Company was formed in September 1997 and began operations in October 1997. The Company changed to a Delaware C Corporation on April 3, 2000. The Company previously operated as a Missouri Limited Liability Company (LLC).

      During 2001, the Company and a third party formed Build-A-Bear Entertainment, LLC (BABE) for the purpose of promoting the Build-A-Bear brand and characters of the Company through certain entertainment media. Prior to February 2003, the Company owned 51% and was the managing member. BABE has had no active operations for the period from December 29, 2001 through February 10, 2003. On February 10, 2003, the Company purchased for $200,000 the 49% minority interest in BABE, which then became a wholly owned subsidiary.

      During 2002, the Company formed Build-A-Bear Workshop Franchise Holdings, Inc. (Holdings) for the purpose of entering into franchise agreements with companies in foreign countries other than Canada. Holdings is a wholly owned subsidiary of the Company. In 2002 and 2003, Holdings signed franchise agreements with third parties to open Build-A-Bear Workshop stores in Japan, the United Kingdom, Korea, Denmark, and France. For each of the franchise agreements, Holdings received a one-time, nonrefundable fee that has been deferred and is being amortized over the life of the respective franchise agreement. Holdings will also receive a percentage of all sales by the franchisees. As of January 3, 2004, one Build-A-Bear Workshop store had been opened in the United Kingdom.

      During 2002, the Company formed Build-A-Bear Workshop Canada Ltd. (BAB Canada) for the purpose of operating Build-A-Bear Workshop stores in Canada. BAB Canada is a wholly owned subsidiary of the Company.

      During 2003, the Company formed Build-A-Bear Retail Management, Inc. (BABRM) for the purpose of providing purchasing, legal, information technology, accounting, and other general management services for Build-A-Bear Workshop stores. BABRM is a wholly owned subsidiary of the Company.

(2)	Summary of Significant Accounting Policies

      A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

(a)	Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Build-A-Bear Workshop, Inc. and its wholly owned subsidiaries, Shirts Illustrated, L.L.C., Holdings, BAB Canada, BABE, and BABRM. All significant intercompany accounts are eliminated in consolidation.

      Certain reclassifications were made to prior years’ financial statements to be consistent with the fiscal year 2003 presentation.

(b)	Pro Forma Presentation (unaudited)

      The consolidated balance sheet as of July 3, 2004 reflects the pro forma effect of the mandatory conversion of all outstanding preferred stock into shares of common stock and the recognition of unearned compensation upon the acceleration of the vesting of outstanding stock options. The consolidated

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

statements of operations for the year ended January 3, 2004 and the 26 weeks ended July 3, 2004 reflect the pro forma effect of the mandatory conversion of all the outstanding preferred stock into shares of common stock upon the consummation of a qualified initial public offering as if such conversion had occurred as of December 29, 2002 and January 4, 2004 respectively. The conversion ratio assumes the number of shares to be issued upon the conversion of the outstanding preferred stock based upon our Amended and Restated Certificate of Incorporation effective on August 10, 2004, or 17,316,689 shares. No pro forma adjustment has been reflected for the recognition of unearned compensation upon the acceleration of the vesting of outstanding stock options due to the non-recurring nature of such adjustment.

      Pro forma basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period presented plus the maximum number of shares to be issued upon the conversion of the preferred stock. Pro forma diluted earnings per share is computed similarly to pro forma basic earnings per share, except that the denominator is increased for the assumed conversion of dilutive stock options using the treasury stock method.

      The following table sets forth the computation of pro forma basic earnings per share and pro forma diluted earnings per share for the fiscal year ended January 3, 2004 and the twenty-six weeks ended July 3, 2004 (unaudited):

	January 3, 2004	July 3, 2004

		(unaudited)
Net income available to common shareholders — pro forma	$7,978,424	$10,209,259

Weighted average number of common shares — basic as previously reported	217,519	284,731
Series A-1	1,483,060	1,483,060
Series A-2	182,442	182,442
Series A-3	1,252,846	1,252,846
Series A-4	268,257	268,257
Series A-5	1,384,122	1,384,122
Series B-1	275,352	275,352
Series B-2	1,453,072	1,453,072
Series B-3	311,003	311,003
Series B-4	1,604,680	1,604,680
Series C-1	3,418,306	3,418,306
Series C-2	1,385,507	1,385,507
Series C-3	145,312	145,312
Series D	4,152,739	4,152,739

Pro forma weighted average number of common shares — basic	17,534,217	17,601,429
Effect of dilutive securities:
Stock options	377,528	327,489
Restricted stock	94,893	103,003

Weighted average number of common shares — dilutive	18,006,638	18,031,921

Pro forma earnings per common share:
Basic	$0.46	$0.58

Diluted	$0.44	$0.57

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(c)	Fiscal Year

      The Company operates on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. Fiscal years 2001, 2002, and 2003 ended on December 29, 2001, December 28, 2002, and January 3, 2004, respectively. Fiscal years 2001 and 2002 included 52 weeks and fiscal year 2003 included 53 weeks. References to years in these financial statements relate to fiscal years or year ends rather than calendar years.

(d)	Cash and Cash Equivalents

      Cash and cash equivalents include cash and short-term highly liquid investments with original maturities of three months or less.

      The majority of the Company’s cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(e)	Inventories

      Inventories are stated at the lower of cost or market, with cost determined on an average-cost basis.

(f)	Property and Equipment

      Property and equipment consist of leasehold improvements, furniture and fixtures, and computer equipment and software are stated at cost. Leasehold improvements are depreciated using the straight-line method over the life of the lease, generally ten years. Furniture and fixtures and computer equipment are depreciated using the straight-line method over the estimated service lives ranging from three to seven years. Computer software is amortized using the straight-line method over a period of three years. New store construction deposits are recorded at the time the deposit is made as construction-in-progress and reclassified to the appropriate property and equipment category at the time of completion of construction, when operations of the store commence.

      As part of its lease agreements, the Company receives certain tenant allowances to offset the Company’s cost of building out its stores. During the period of construction and prior to the opening of the stores, tenant allowances to be received have been recorded as a receivable for tenant allowances and as a reduction in leasehold improvements.

(g)	Other Intangible Assets

      Other intangible assets consist primarily of costs related to trademarks and other intellectual property and deferred leasing fees. Trademarks and other intellectual property represent third-party costs that are capitalized and amortized over their estimated lives of three years using the straight-line method.

(h)	Other Assets

      Deferred leasing fees are initial, direct costs related to the Company’s operating leases and are amortized over the useful life of the lease.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(i)	Long-lived Assets

      If facts and circumstances indicate that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

(j)	Accrued Rent

      Certain of the Company’s operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as accrued rent. In addition, certain of the Company’s leases contain future contingent increases in rentals. Such increases in rental expense are recorded in the period in which such contingent increases to the rentals take place.

(k)	Franchises

      The Company defers initial, one-time nonrefundable franchise fees and amortizes them over the life of the respective franchise agreements, which extend for periods up to 10 years. Continuing franchise fees are recognized as revenue as the fees are earned. The Company defers direct and incremental costs incurred with third parties when entering into franchise agreements and amortizes them over the life of the respective franchise agreements.

(l)	Retail Revenue Recognition

      Net retail sales are net of discounts, exclude sales tax, and are recognized at the time of sale.

      Revenues from the sale of gift certificates are recognized at the time of redemption. Unredeemed gift certificates are included in accrued expenses on the consolidated balance sheets.

      The Company has a frequent shopper program for its U.S. stores whereby customers who purchase $100 of merchandise receive a card for $10 off a future purchase. An estimate, based on historical redemption rates, of the amount of revenue to be deferred related to this program is recorded at the time of each purchase as a reduction of net retail sales. The deferred revenue is included in other current liabilities on the consolidated balance sheets and is recognized as net retail sales at the time the card is presented for redemption. Management evaluates the redemption rate under this program through the use of frequent shopper cards which have an expiration date after which the frequent purchase discount would not have to be honored. Management reviews these redemption rates and assesses the adequacy of the deferred revenue account at the end of each second quarter and each fiscal year. Based on this assessment at the end of fiscal 2003, the deferred revenue account was determined to be overstated and was adjusted downward by $1.1 million with a corresponding increase to net retail sales, an increase in net income of $0.7 million, net of income taxes of $0.4 million, and an increase in basic earnings per share of $0.07 for the year ended January 3, 2004. Additionally, the amount of revenue being deferred beginning in fiscal 2004 was decreased by 0.2% to give effect to the change in redemption experience resulting in an increase in net retail sales of $275,000, an increase in net income of $173,000, net of income taxes of $102,000 and an increase in basic earnings per share of $0.02 for the twenty-six weeks ended July 3, 2004.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(m)	Costs of Merchandise Sold

      Costs of merchandise sold include the cost of the merchandise, store occupancy cost, including store depreciation, freight costs from the manufacturer to the store, cost of warehousing and distribution, packaging, and damages and shortages.

(n)	Selling, General, and Administrative Expenses

      Selling, general, and administrative expenses include store payroll and related benefits, advertising, credit card fees, and store supplies, as well as central office management payroll, related benefits, travel, information systems, accounting, insurance, legal, and public relations. It also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures, and equipment, as well as amortization of trademarks and intellectual property.

(o)	Store Preopening Expenses

      Store preopening expenses, including store set-up and certain labor and hiring costs, are expensed as incurred.

(p)	Advertising

      Production costs of commercials and programming are charged to operations in the period during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the period the program takes place. Advertising expense was $3,493,000, $6,002,000, and $10,883,000 for the years ended December 29, 2001 December 28, 2002, and January 3, 2004, respectively.

(q)	Income Taxes

      Income taxes are accounted for using a balance sheet approach known as the asset and liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the consolidated balance sheets to differences between the book basis and the tax basis of assets and liabilities.

(r)	Earnings Per Share

      In July 2004, the Company adopted Emerging Issues Task Force (EITF) No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. The consensus required the use of the two-class method in the calculation and disclosure of basic earnings per share and provided guidance on the allocation of earnings and losses for purposes of calculating basic earnings per share. Accordingly, all periods presented have been retroactively adjusted to give effect to such guidance.

      Certain classes of preferred stock are entitled to participate in cash dividends on common stock. For purposes of calculating basic earnings per share, undistributed earnings are allocated to common and participating preferred shares on a pro rata basis. Basic earnings per share is determined by dividing net income available to common and participating stockholders by the weighted average number of common and participating shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock or conversion rights of preferred stocks were exercised. In periods in which the inclusion of such instruments is anti-dilutive, the effect of such securities is not given consideration.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(s)	Stock-Based Compensation

      The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. In the event options are issued at a grant price resulting in compensation, such compensation is deferred as unearned compensation in stockholders’ equity and amortized to expense over the vesting period.

      In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company previously adopted the disclosure-only provisions of SFAS No. 123. For 2001, 2002, and 2003, no compensation cost was recognized at the date of the grant under APB No. 25 for the Company’s stock option plans as options have been issued at fair value. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the years ended December 29, 2001, December 28, 2002, January 3, 2004, and the twenty-six weeks ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited).

	Fiscal Years Ended			Twenty-Six Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

				(Unaudited)
Net income:
As reported	$1,905,414	$5,868,540	$7,978,424	$1,848,878	$10,209,259
Add stock-based compensation recorded, net of related tax effect	—	—	—	—	59,219
Deduct stock-based employee compensation expense under fair value-based method, net of related tax effects	(116,388)	(118,187)	(243,345)	(106,265)	(126,137)

Pro forma (unaudited)	$1,789,026	$5,750,353	$7,735,079	$1,742,613	$10,142,341

Basic earnings per common share:
As reported	$0.09	$0.35	$0.57	$0.07	$0.92

Pro forma (unaudited)	$0.07	$0.34	$0.54	$0.05	$0.91

Diluted earnings per common share:
As reported	$0.07	$0.32	$0.45	$0.07	$0.57

Pro forma (unaudited)	$0.06	$0.32	$0.44	$0.06	$0.57

      The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (a) dividend yield of 0%; (b) expected volatility

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

of 0%; (c) risk-free interest rate ranging from 2.8% to 6.3%; and (d) an expected life of nine, ten, and nine years for 2001, 2002, and 2003, respectively, and nine years for each of the twenty-six week periods ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited), respectively. The weighted average fair value of the options at the grant date was $2.16, $2.87, and $2.70 per share for grants in fiscal 2001, 2002, and 2003, respectively, and $2.70 and $2.43 for the twenty-six weeks ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited), respectively.

(t)	Fair Value of Financial Instruments

      For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, receivable for tenant allowances, accounts payable, and accrued expenses, approximates book value at December 28, 2002 and January 3, 2004.

(u)	Use of Estimates

      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and intangibles, inventories, and deferred income tax assets and the determination of our deferred revenue under our frequent shopper program.

(v)	Recent Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statements of financial position certain financial instruments of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding instruments entered into or modified after May 31, 2003, at the beginning of the first interim period beginning after June 15, 2003 for all existing financial instruments. As of July 3, 2004, the Company did not have financial instruments within the scope of SFAS No. 150.

      In March 2004, the Emerging Issues Task Force completed its discussion of and provided consensus guidance on Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No 128, Earning per Share. The consensus interpreted the definition of a “participating security”, required the use of the two-class method in the calculation and disclosure of basic earnings per share, and provided guidance on the allocation of earnings and losses for purposes of calculating basic earnings per share. Certain of our classes of preferred stock are entitled to participate in cash dividends on common stock. Accordingly, this consensus has been applied in the calculation of basic earnings per share for all periods presented.

(w)	Interim Financial Data (Unaudited)

      The accompanying consolidated balance sheet as of July 3, 2004 and the accompanying consolidated statements of operations, stockholders’ equity and cash flows for the 26 weeks ended July 3, 2004 and June 28, 2003 have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

for such periods have been made. Results for interim periods should not be considered as indicative of results for a full year.

      Footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted herein with respect to the interim financial data. The interim information herein should be read in conjunction with the annual financial information presented herein.

(3)	Impairment Charge

      During 2001, the Company identified three stores that were not meeting operating objectives and determined the stores were impaired and would be closed at the time of the early termination provision of the leases for each of the stores. The Company recorded a provision for impairment totaling $1,006,220 which included $519,119 related to the write down of property and equipment and other assets and $487,101 of accrued expenses to be incurred in the closing of the stores at the exercise of the early termination provision. During 2003, the Company closed one of the stores, one store was closed during the twenty-six weeks ended July 3, 2004, and the remaining store is anticipated to close in early 2005. As of January 3, 2004, accrued expenses includes $447,107 related to these stores. Other cash costs represent certain costs incurred with the execution of the early termination of the leases and the required restoration of the leased space as a result of the early termination. The accrued costs as of July 3, 2004 will be paid at the closing of the remaining store. The following table presents activity related to the provision for impairment discussed above during fiscal years 2001, 2002, and 2003:

	Fixed asset	Other cash
	impairments	costs	Total

Balance at December 30, 2000	$—	$—	$—
Provision	519,119	487,101	1,006,220
Write-off of impaired assets	(519,119)	—	(519,119)

Balance at December 29, 2001	—	487,101	487,101
Activity	—	—	—

Balance at December 28, 2002	—	487,101	487,101
Store closing costs	—	(39,994)	(39,994)

Balance at January 3, 2004	—	447,107	447,107
Store closing costs (unaudited)	—	(191,002)	(191,002)

Balance at July 3, 2004 (unaudited)	$—	$256,105	$256,105

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(4)	Property and Equipment

      Property and equipment consist of the following:

	2002	2003

Leasehold improvements	$38,023,837	$48,308,151
Furniture and fixtures	12,010,189	15,087,759
Computer hardware	7,164,387	9,006,592
Computer software	4,075,994	5,971,151
New store construction deposits	697,948	1,066,376

	61,972,355	79,440,029
Less accumulated depreciation	13,901,174	23,081,670

	$48,071,181	$56,358,359

      For 2001, 2002, and 2003, depreciation expense was $3,864,416, $6,886,275, and $9,721,591, respectively. Leasehold improvements are net of total tenant allowances received from lessors of $15,730,431 and $22,299,385 at December 28, 2002 and January 3, 2004, respectively.

(5)	Goodwill

      The changes in the carrying amount of goodwill for the year ended January 3, 2004 are as follows:

Balance as of December 28, 2002	$97,065
Purchase of minority interest in BABE	200,000
Impairment loss	(200,000)

Balance as of January 3, 2004	$97,065

      Accumulated amortization related to goodwill was $20,987 at December 28, 2002 and January 3, 2004.

      On February 10, 2003, the Company purchased the 49% minority interest in BABE for $200,000, which was allocated to goodwill due to the insignificance of the fair value of the identifiable net assets. A goodwill impairment loss of $200,000 was recognized in the BABE investment since the carrying amount of the investment was greater than the fair value (as determined using the expected present value of future cash flows) and the carrying amount of the goodwill exceeded the implied fair value of that goodwill. The goodwill impairment loss is included in selling, general, and administrative expenses in the consolidated statements of operations.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(6)	Other Intangible Assets

      Other intangible assets consist of trademarks and other intellectual property. For 2001, 2002, and 2003, amortization expense was $723,908, $889,173, and $1,343,626, respectively. Amortized intangible assets consist of the following:

	2002	2003

Trademarks	$2,819,664	$3,626,630
Intellectual property	378,893	636,654

Total	3,198,557	4,263,284
Less accumulated amortization	1,878,251	2,770,113

Total, net	$1,320,306	$1,493,171

      Trademarks and intellectual property are amortized over three years. Amortization expense related to trademarks and intellectual property was $578,689, $721,762, and $873,760 for 2001, 2002, and 2003, respectively. Estimated amortization expense for 2004, 2005, and 2006 is $766,448, $503,084, and $223,639, respectively.

(7)	Other Assets

      Other assets, net of accumulated amortization, consist of the following:

	2002	2003

Deferred leasing fees	$1,298,403	$1,424,564
Deferred franchise costs	194,116	448,039
Other	8,512	29,745

	$1,501,031	$1,902,348

(8)	Accrued Expenses

Accrued expenses consist of the following:

	2002	2003

Accrued wages and related expenses	$3,690,665	$1,853,094
Accrued rent and related expenses	3,545,636	3,774,320
Sales tax payable	1,846,275	2,842,669
Current income taxes payable	194,830	1,298,969

	$9,277,406	$9,769,052

(9)	Other Current Liabilities

Other current liabilities consist of the following:

	2002	2003

Gift certificates and customer deposits	$7,962,930	$9,345,844
Deferred revenue	2,946,369	3,086,524

	$10,909,299	$12,432,368

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(10)	Income Taxes

The components of the provision for income taxes are as follows:

	2001	2002	2003

Current:
Federal	$753,203	$1,531,865	$2,754,747
State	101,887	551,191	626,792
Foreign	—	100,000	100,000
Deferred:
Federal	333,586	1,487,317	1,332,627
State	98,113	120,083	286,792

Income tax expense	$1,286,789	$3,790,456	$5,100,958

      The income tax expense is different from the amount computed by applying the U.S. statutory Federal income tax rates to income before income taxes. The reasons for these differences are as follows:

	2001	2002	2003

Income before income taxes	$3,192,203	$9,658,996	$13,079,382
U.S. statutory Federal income tax rate	34%	34%	34%

Computed income taxes	1,085,349	3,284,059	4,446,990
State income taxes, net of Federal tax benefit	132,000	443,040	602,965
Other	69,440	63,357	51,003

Income tax expense	$1,286,789	$3,790,456	$5,100,958

Effective tax rate	40%	39%	39%

      Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

	2002	2003

Deferred income tax assets:
Accrued rents	$663,134	$1,031,047
Deferred revenue	1,513,336	1,893,706
Deferred compensation	308,000	308,000
Intangible assets	474,929	697,113
Store impairment	387,395	179,154
Other	132,249	151,405

Total deferred income tax assets	3,479,043	4,260,425

Deferred income tax liabilities:
Depreciation	(4,608,322)	(7,010,568)
Other	(952)	—

Total deferred income tax liabilities	(4,609,274)	(7,010,568)

Net deferred income tax liability	$(1,130,231)	$(2,750,143)

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

      Long-term deferred income tax liabilities of $3,367,014 and $5,311,862 are included in deferred tax liabilities as of December 28, 2002 and January 3, 2004, respectively. Current deferred income tax assets of $2,236,783 and $2,561,719 are included in prepaid expenses and other as of December 28, 2002 and January 3, 2004, respectively.

      A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at December 28, 2002 and January 3, 2004.

(11)	Long-Term Debt

      On May 30, 2003, the Company amended its secured line of credit with a bank maintaining their borrowing capacity at $15,000,000. This line of credit matured on May 31, 2004 and renewed with substantially the same terms and a maturity date of May 31, 2005. Borrowings are secured by essentially all of the assets of the Company. Availability under the agreement is based on the levels of accounts receivable, inventory, and property and equipment. The credit agreement requires the Company to comply with certain financial covenants, including maintaining a minimum tangible net worth and funded debt to Earnings before interest, depreciation and amortization ratio. As of January 3, 2004 and July 3, 2004, the Company was in compliance with the amended and restated loan agreement’s covenants. The outstanding balance at January 3, 2004, December 28, 2002, July 3, 2004 (unaudited), was $0. The interest rate for the line of credit is the prime rate less 0.5%. Subsequent to July 3, 2004 (unaudited), the Company issued a $1.1 million standby line of credit under its agreement.

(12)	Commitments and Contingencies

(a)	Operating Leases

      The Company leases its retail stores, internet store, and corporate offices under agreements which expire at various dates through 2014. Each store lease contains provisions for base rent plus contingent payments based on defined sales. Total office and retail store base rent expense was $6,956,000, $11,770,000, and $16,546,000 and contingent rents were $525,000, $763,000, and $670,000 for 2001, 2002, and 2003, respectively.

      Future minimum lease payments at January 3, 2004, were as follows:

January 3, 2004

2004	$17,879,000
2005	18,228,000
2006	18,549,000
2007	18,797,000
2008	18,932,000
Subsequent to 2008	59,018,000

$151,403,000

      Subsequent to January 3, 2004, the Company has continued to expand its number of operating locations resulting in an increase in its commitments to future minimum lease payments. As of July 3, 2004 (unaudited), the Company has outstanding future minimum lease payments of $187,940,000.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(b)	Litigation

      The Company was a party to a lawsuit in which a competitor alleged that the Company misappropriated certain trade secrets and other intellectual property. The Company denied those claims and believes that the allegations in the lawsuit were without merit. Nevertheless, in order to avoid the diversion of management time in dealing with this matter, as well as to avoid additional costs associated with the litigation, the Company elected to resolve this matter without further intervention of the court. During 2001, the matter was resolved to the mutual satisfaction of the parties through a confidential settlement agreement. Pursuant to the settlement agreement, the lawsuit was dismissed with prejudice and the parties agreed to mutual releases of their respective claims. The total amount of the settlement was $2,250,000, of which the Company paid $1,550,000 and the Company’s insurance carrier paid the balance of $700,000. The settlement agreement also includes agreements relating to trademarks, store location restrictions, and certain other terms that the Company does not believe are or will be material to the Company’s operations.

      In the normal course of business, the Company is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position or results of operations of the Company.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(13)	Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years Ended			Twenty-Six Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

				(Unaudited)
Net income	$1,905,414	$5,868,540	$7,978,424	$1,848,878	$10,209,259
Cumulative dividends and accretion of redeemable preferred stock	824,307	1,970,871	1,970,027	985,018	985,018
Cumulative dividends of nonredeemable preferred stock	455,350	455,350	455,350	227,675	227,675

Net income available to common and participating preferred stockholders	625,757	3,442,319	5,553,047	636,185	8,996,566

Dividends and accretion related to dilutive preferred stock:
Series A-1	—	195,300	195,300	—	97,650
Series A-2	—	34,850	34,850	—	17,425
Series A-3	—	175,000	175,000	—	87,500
Series A-4	—	50,200	50,200	—	25,100
Series A-5	—	—	438,969	—	219,484
Series B-4	18,969	18,969	18,969	9,485	9,485
Series D	—	—	1,512,089	—	756,045

Total dividends and accretion	18,969	474,319	2,425,377	9,485	1,212,689

	$644,726	$3,916,638	$7,978,424	$645,670	$10,209,255

Net income allocated to common stockholders	$19,116	$76,837	$123,951	$14,200	$261,064

Net income allocated to participating preferred stockholders	$606,641	$3,365,482	$5,429,096	$621,985	$8,735,502

Weighted average number of common shares outstanding	217,519	217,519	217,519	217,519	284,731

Weighted average number of participating preferred shares outstanding	6,902,954	9,527,412	9,527,412	9,527,412	9,527,412

Weighted average number of common shares outstanding	217,519	217,519	217,519	217,519	284,731
Effect of dilutive securities:
Stock options	237,580	310,305	377,528	387,198	327,489
Restricted stock	3,848	48,263	94,893	120,779	103,003

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

	Fiscal Years Ended			Twenty-Six Weeks Ended

	December 29,	December 28,	January 3,	June 28,	July 3,
	2001	2002	2004	2003	2004

				(Unaudited)
Convertible preferred shares:
Series A-1	—	1,320,440	1,400,096	—	1,459,829
Series A-2	—	162,427	171,679	—	179,585
Series A-3	—	1,115,460	1,182,744	—	1,233,219
Series A-4	—	238,848	253,260	—	264,056
Series A-5	—	—	1,306,688	—	1,362,440
Series B-1	275,352	275,352	275,352	275,352	275,352
Series B-2	1,453,072	1,453,072	1,453,072	1,453,072	1,453,072
Series B-3	311,003	311,003	311,003	311,003	311,003
Series B-4	1,604,680	1,604,680	1,604,680	1,604,680	1,604,680
Series C	4,998,089	4,998,089	4,998,089	4,998,089	4,998,089
Series D	—	—	3,899,745	—	4,061,780

Total dilutive convertible preferred shares	8,642,196	11,479,371	16,856,408	8,642,196	17,223,105

Weighted average number of common shares — dilutive	9,101,143	12,055,458	17,546,348	9,367,692	17,938,328

Earnings per share:
Basic:
Per common share	$0.09	$0.35	$0.57	$0.07	$0.92

Per participating preferred share	$0.09	$0.35	$0.57	$0.07	$0.92

Diluted	$0.07	$0.32	$0.45	$0.07	$0.57

      In calculating diluted earnings per share for the years ended December 29, 2001, December 28, 2002, January 3, 2004, and the for the six months ended June 28, 2003 (unaudited) and July 3, 2004 (unaudited) convertible preferred shares of 7,659,441, 5,093,723, and 237,734, 8,193,869, and 494,468, respectively, were outstanding as of the end of the periods, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect.

(14)	Stock Option Plan

      In November 1997, the members of Build-A-Bear Workshop L.L.C. (LLC) adopted the Build-A-Bear Workshop L.L.C. Employee Option Plan. This plan authorized the LLC members to issue options to purchase LLC Class A member interests. The vesting, exercise prices, and other terms of the options were determined by the LLC members. During 1998, the LLC members granted options for a total of three units to two employees. At the grant dates, each unit represented 1% ownership in LLC and was subject to adjustments to maintain such interest in the event of future equity transactions.

      When LLC reorganized to a corporation on April 3, 2000, the Company adopted the 2000 Stock Option Plan (the Plan). Under the Plan, the Company granted 300,000 vested options to replace the three

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

unit options that were granted during 1998. The exercise price for these options is $0.465 per share. Compensation expense of $500,000 and $300,000 for these options was recorded in 1999 and 2000, respectively. In 2003, the Company adopted the Build-A-Bear Workshop, Inc. 2002 Stock Incentive Plan (collectively, the Plans).

      Under the Plans, as amended, up to 2,200,000 shares of common stock were reserved and may be granted to employees and nonemployees of the Company. To date, no options have been granted to nonemployees. The Plan allows for the grant of incentive stock options, nonqualified stock options, and restricted stock (see note 15b). Options granted under the Plan expire no later than 10 years from the date of the grant. The exercise price of each incentive stock option shall not be less than 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of the nonqualified options shall be determined from time to time by the compensation committee of the board of directors (the Committee). The vesting provision of individual options is at the discretion of the Committee.

      A summary of the balances and activity for the Plans follow:

			Weighted
	Number of	Range of	Average Price
	Shares	Exercise Price	Per Share

Outstanding, December 29, 2001	804,815	$0.47-6.10	$3.45
Exercisable, December 29, 2001	346,000	0.47-6.10	1.21
Granted	55,000	8.42	8.42
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 28, 2002	859,815	0.47-8.42	3.77

Exercisable, December 28, 2002	446,963	0.47-6.10	2.12
Granted	271,484	9.10	9.10
Exercised	—	—	—
Forfeited	63,750	8.42-9.10	8.78

Outstanding, January 3, 2004	1,067,549	0.47-9.10	4.82

Exercisable, January 3, 2004	609,139	0.47-8.42	2.91
Granted (unaudited)	302,234	8.78	8.78
Exercised (unaudited)	263,100	0.47-9.10	1.89
Forfeited (unaudited)	59,400	6.10-9.10	7.89

Outstanding, July 3, 2004 (unaudited)	1,047,283	0.47-9.10	6.52

Exercisable, July 3, 2004 (unaudited)	526,211	0.47-9.10	4.50

      We granted options during the twenty-six weeks ended July 3, 2004 at a price of $8.78, which had been determined to be the fair value of our common stock at the time based on an independent appraisal. Subsequent to such grants, we determined that the fair value of the underlying common stock should have been deemed to be approximately $15.00 per share. This determination will result in the recording of stock-based compensation of $1.9 million over the vesting period of the 302,234 underlying options issued. Accordingly, we will record stock-based compensation of $490,000 and $245,000, respectively, in the third

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

quarter and fourth quarter of 2004. In the event of the completion of this offering, the vesting of the outstanding options will be accelerated resulting in the recording of stock-based compensation for any unamortized balance of the stock-based compensation at such time.

      Shares available for future options and restricted stock grants were 1,024,388 and 816,654 at the end of 2002 and 2003, respectively, and 2,073,820 after giving effect to the Amended and Restated Certificate of Incorporation (see Note 20).

      The following table summarizes information about stock options outstanding at July 3, 2004 (unaudited):

Options Outstanding

		Weighted		Options Exercisable
		Average	Weighted
Range of	Number	Remaining	Average	Number	Weighted
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.47	100,000	5.8	$0.47	100,000	$0.47
4.50	274,815	0.8	4.50	274,815	4.50
6.04-6.10	153,000	6.2	6.08	96,400	6.08
8.42	25,000	8.1	8.42	6,250	8.42
8.78	299,484	9.2	8.78	—	—
9.10	194,984	8.0	9.10	48,746	9.10

0.47-9.10	1,047,283	5.9	6.52	526,211	4.50

(15)	Stockholders’ Equity

(a)	Reorganization and Preferred Stock Sales

      Effective April 3, 2000, the Company reorganized from an LLC to a C Corporation. The existing LLC members received a total of 9,482,482 shares of Series A, B, and C convertible nonredeemable preferred stock and 217,519 shares of common stock in exchange for their member units.

      On April 5, 2000, the Company issued a total of 2,666,666 shares of Series A and B convertible redeemable preferred stock in exchange for $9,837,876 in cash and $1,934,485 in a promissory note from a related party. The note was subsequently collected in full within 30 days of issuance. The proceeds are net of the costs associated with the preferred stock sales of $227,632.

      From September through December 2001, the Company issued a total of 3,467,337 shares of Series D convertible redeemable preferred stock in exchange for $21,024,016 in cash. The cash proceeds are net of the costs associated with the preferred stock sales of $141,911.

(b)	Restricted Stock

      On April 3, 2000, the Company issued 274,815 shares of restricted common stock to an officer of the Company in exchange for a promissory note of $1,236,667 that bears interest at 6.60% per annum. Both principal and interest are due April 2005. The shares were issued subject to a restriction of continued employment. The promissory note is secured by a pledge of the stock. The Company’s recourse against the personal assets of the officer is limited to an amount not to exceed $618,333 provided that the Company shall have recourse against the personal assets of the officer only if the fair market value of the pledged securities is less than 50% of the unpaid principal balance of the note.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

      On September 19, 2001, the Company issued 40,982 shares of restricted common stock to two officers of the Company in exchange for nonrecourse promissory notes totaling $249,990 that bear interest at 4.82% per annum. Both principal and interest are due September 2006.

      The restricted stock issued to the employees in exchange for the promissory notes are treated as outstanding stock options for accounting purposes. The shares of restricted stock, accounted for as options, are included in the calculation of diluted earnings per share using the treasury stock method.

(c)	Preferred Stock

      As of December 28, 2002 and January 3, 2004, 25,000,000 shares of preferred stock were authorized. Preferred stock consists of various series of Class A, B, C, and D preferred stock. Each class has various dividend, liquidation, and redemption rights as summarized below:

			Entitled to	Shares Issued and
			Participate in	Outstanding as of		Liquidation Preference as of
Series of	Defined	Defined	Cash Dividends
Preferred	Liquidation	Cumulative	on Common	December 28,	January 3,	December 28,	January 3,
Stock	Rights	Dividends	Stock	2002	2004	2002	2004

A-1	$2.451890	0.171632	No	1,137,898	1,137,898	$3,327,075	$3,522,375
A-2	3.556556	0.248959	No	139,981	139,981	593,686	628,536
A-3	2.600746	0.182052	No	961,263	961,263	2,981,250	3,156,250
A-4	3.484283	0.243900	No	205,824	205,824	855,200	905,401
A-5	5.649780	0.395485	Yes	1,061,986	1,061,986	7,154,986	7,574,986
B-1	1.808051	0.000000	No	275,352	275,352	497,850	497,850
B-2	1.720493	0.000000	No	1,453,072	1,453,072	2,500,000	2,500,000
B-3	2.305925	0.000000	No	311,003	311,003	717,150	717,150
B-4	3.739067	0.000000	No	1,604,680	1,604,680	6,000,006	6,000,006
C-1	0.105315	0.000000	Yes	3,418,306	3,418,306	359,999	359,999
C-2	0.973290	0.000000	Yes	1,385,507	1,385,507	1,348,500	1,348,500
C-3	0.720934	0.000000	Yes	194,276	194,276	140,060	140,060
D	6.100000	0.427000	Yes	3,467,337	3,467,337	22,990,634	24,471,187

				15,616,485	15,616,485	$49,466,396	$51,822,300

      Series D preferred stock has senior liquidation preference over all other series of preferred stock. As a group, series A-1, A-2, A-3, A-4, A-5, B-1, B-2, B-3, and B-4 preferred stock have senior liquidation preference after series D preferred stock. Series C-1, C-2, and C-3 preferred stock have junior liquidation preference. All series of A, B, and D preferred stock also have certain voting rights as a combined class.

      As of January 3, 2004, no common or preferred dividends have been declared or paid by the Company. The Series A-5, B-4, and D shareholders may force the Company to redeem those shares for cash or notes on April 3, 2006. Series D shares have redemption preference over Series A-5 and B-4. The redemption price is equal to the price paid for the stock plus all accrued and unpaid dividends. During 2002 and 2003, $1,970,871 and $1,970,027, respectively, was recorded to increase the carrying value of the Series A-5, B-4, and D redeemable preferred stock to its redemption value. This includes cumulative dividends of $1,900,553 and $1,900,553 and accretion of equity issuance costs of $70,318 and $69,474 for 2002 and 2003, respectively, for the redeemable preferred stock. Cumulative dividends in arrears for the

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

nonredeemable preferred stock totaled $1,252,212 and $1,707,562 at December 28, 2002 and January 3, 2004, respectively.

      Each share of preferred stock, including shares of preferred stock issuable in exchange for accrued but unpaid dividends, is convertible into common stock on a one-for-one basis at anytime at the option of the holder. Conversion of the preferred stock is automatic based on certain events, such as an initial public offering under certain conditions.

(16)	401(k) Plan

      During 2000, the Company established a defined contribution plan that conforms to IRS provisions for 401(k) plans. The Build-A-Bear Workshop, Inc. Employees Savings Trust covers associates who work 1,000 hours or more in a year and have attained age 21. The Company, at the discretion of its board of directors, can provide for a Company match on the first 6% of employee deferrals. For 2001, 2002, and 2003, the Company provided a 25% match on the first 6% of employee deferrals totaling $72,200, $139,600, and $136,600, respectively. The Company match vests over a five-year period.

(17)	Related-Party Purchases and Contracts

      The Company bought fixtures for new stores and furniture for the corporate offices from a related party. The total cost of these fixtures and furniture amounted to $3,015,900, $2,839,900, and $2,705,900 in 2001, 2002, and 2003, respectively. The Company leases its corporate office from the same related party. Rent under this lease amounted to $187,000, $212,300, and $215,300 in 2001, 2002, and 2003, respectively. The lease expires in 2008. The total due to this related party as of December 28, 2002 and January 3, 2004 was $22,700 and $82,500, respectively.

      The Company paid $930,200, $1,041,400, and $960,300 in 2001, 2002, and 2003, respectively, for construction management services, pursuant to a contract that extended through December 31, 2003, to an entity controlled by a related party. As of January 3, 2004, the Company has a commitment to this same related party for $252,000 relating to a construction management agreement for the period from January 1, 2004 through December 31, 2004. The Company leased one of its retail stores from this same related party. In 2001, 2002, and 2003, the Company paid rent totaling $199,000, $193,400, and $78,400, respectively, under this lease agreement. The total due to this related party as of December 28, 2002 and January 3, 2004 was $35,850 and $6,500, respectively.

      The Company paid $257,600, $127,000, and $230,100 in 2001, 2002, and 2003, respectively, for design and other creative services to a stockholder. The total due to this related party as of December 28, 2002 and January 3, 2004 was $0.

(18)	Major Vendors

      Two vendors accounted for approximately 80%, 74%, and 76% of inventory purchases in 2001, 2002, and 2003, respectively.

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

(19)	Segment Information

      The Company’s operations are conducted through three reportable segments consisting of retail operations, the international segment and the licensing and entertainment segment. The retail operations include the operating activities of the stores in the United States and Canada and other retail delivery operations, including the Company’s web-store and non-mall locations such as tourist venues and sports stadiums. The international segment includes the licensing activities of the Company’s franchise agreements with locations outside of the United States. The licensing and entertainment segment has been established to market the naming and branding rights of the Company’s intellectual properties for third party use in the future. These operating segments represent the basis on which the Company’s chief operating decision-maker regularly evaluates the business in assessing performance, determining the allocation of resources and the pursuit of future growth opportunities. The operating segments have discrete sources of revenue, different capital structures and have different cost structures. The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements as described in the summary of significant accounting policies.

      Following is a summary of the financial information for the Company’s reporting segments:

			Licensing &
	Retail	International	Entertainment	Total

Year ended December 29, 2001
Net sales to external customers	$106,621,737	$—	$—	$106,621,737
Net income (loss) before income taxes	3,442,203	—	(250,000)	3,192,203
Total assets	72,778,904	—	75,100	72,854,004
Capital expenditures	21,624,454	—	—	21,624,454
Depreciation and amortization	4,588,324	—	—	4,588,324
Year ended December 28, 2002
Net sales to external customers	169,122,692	15,625	—	169,138,317
Net income (loss) before income taxes	10,902,408	(1,243,412)	—	9,658,996
Total assets	92,076,402	1,606,852	10,000	93,693,254
Capital expenditures	18,718,286	—	—	18,718,286
Depreciation and amortization	7,774,856	592	—	7,775,448
Year ended January 3, 2004
Net sales to external customers	213,427,099	244,447	—	213,671,546
Net income before income taxes	14,847,667	(1,768,285)	—	13,079,382
Total assets	108,884,926	2,919,859	159,473	111,964,258
Capital expenditures	18,284,244	77,986	—	18,362,230
Depreciation and amortization	11,016,191	49,026	—	11,065,217

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 29, 2001, December 28, 2002 and January 3, 2004
and the twenty-six weeks ended June 28, 2003 (unaudited)
and July 3, 2004 (unaudited) — (Continued)

			Licensing &
	Retail	International	Entertainment	Total

Twenty-six weeks ended June 28, 2003 (unaudited):
Net sales to external customers	92,487,983	95,337	—	92,583,320
Net income before income taxes	4,255,104	(1,120,437)	(975)	3,133,692
Total assets	85,875,440	1,587,469	9,025	87,471,934
Capital expenditures	10,338,465	—	—	10,338,465
Depreciation and amortization	4,919,690	18,911	—	4,938,601
Twenty-six weeks ended July 3, 2004 (unaudited):
Net sales to external customers	135,419,760	306,979	—	135,726,739
Net income before income taxes	16,900,181	(433,494)	(140)	16,466,547
Total assets	121,547,580	2,908,064	377,833	124,833,477
Capital expenditures	4,431,607	6,344	—	4,437,951
Depreciation and amortization	5,994,771	35,277	—	6,030,048

(20)	Subsequent Events

      As of August 10, 2004, the Certificate of Incorporation was amended primarily with respect to the liquidation and redemption preferences of the Series A and Series D Preferred stock as well as the dividend rights for all series of preferred stock. Previously, Series A and Series D preferred stock accrued a dividend and any accrued and unpaid dividends were added to the original liquidation preference and redemption amounts for these series. Additionally, these series had certain dividend preference rights over other classes of stock.

      The amended Certificate of Incorporation effectively sets the liquidation preference and redemption amounts for the Series A and Series D stock to be equal to the original amounts plus the amounts of accrued and unpaid dividends as of July 31, 2004. Additionally, any dividend preference or restrictions on all series of preferred stock were removed and all series of preferred stock participate on an as converted basis ratably with common stock for any declared dividends.

      In August 2004, following the amendment of the Certificate of Incorporation, the Company paid a cash dividend of $10.0 million to the common and preferred stockholders.

CHOOSE ME

HEAR ME

STUFF ME

STITCH ME

FLUFF ME

DRESS ME

NAME ME

TAKE ME HOME®

BUILD-A-BEAR WORKSHOP.

WHERE BEST FRIENDS ARE MADE®

CHOOSE ME HEAR ME STUFF ME STITCH ME FLUFF ME NAME ME DRESS ME TAKE ME HOME

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Build-A-Bear in connection with the sale of the common stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Registration fee	$19,815.89
NASD filing fee	14,576.00
NYSE listing fee*
Blue Sky fees and expenses*
Printing and engraving expenses*
Directors and Officers liability insurance premiums*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Miscellaneous*

Total*	$2,200,000.00

      We intend to pay all expenses of registration, issuance and distribution.

      * To be supplied by amendment

Item 14.	Indemnification of Directors and Officers

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, or as our representative in a partnership, joint venture, trust or other entity, (an “indemnitee”) against expenses, liabilities, and losses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. We have also entered into separate indemnification agreements with our directors that require us, among other things, to indemnify each of them against certain liabilities that may arise by reason of their status or service other than liabilities unless it is determined that he or she did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the indemnitee’s heirs, executors, and administrators.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

      The selling stockholders and we have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify the selling stockholders, us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

      See Item 17 for our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.	Recent Sales of Unregistered Securities

      Since September 20, 2001, the registrant has issued and sold the following securities:

      1. In September, November and December 2001, the registrant issued and sold to 14 private investors 3,467,337 shares of Series D preferred stock at a price per share of $6.10 for an aggregate consideration of $21,150,756 pursuant to a Stock Purchase Agreement dated as of September 21, 2001. None of the transactions described in this item 1 involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. The parties purchasing the securities described in this item 1 represented to the registrant that they were accredited investors at the time of such purchase and further represented to the registrant their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates issued in such transactions and all recipients had adequate access, through their relationships with the registrant, to information about the registrant.

      2. In August 2002, the registrant granted stock options to purchase 55,000 shares of its common stock to members of its management team pursuant to its 2000 Stock Option Plan, as amended. Such options were granted at an exercise price of $8.42. Under the 2000 Stock Option Plan and the option agreements, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of the grant. The purchase price of the common stock under each option was equal to at least 100% of the fair market value, or at least 110% of the fair market value for individuals who own more than 10% of the combined voting power of all classes of common stock, as determined by the compensation committee. Options to purchase an aggregate of 30,000 shares have been forfeited. The awards of options described in this item 2 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act, in that they were made either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701 and the aggregate exercise price of options awarded during any consecutive 12-month period was less than the maximum amount allowed pursuant to Rule 701, or in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

      3. In April 2003, the registrant granted stock options to purchase 263,984 shares of its common stock to members of its management team and other employees, pursuant to its 2002 Stock Option Plan. Such options were granted at an exercise price of $9.10. Under the 2002 Stock Option Plan and the option agreements, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of the grant. The purchase price of the common stock under each option was equal to at least 100% of the fair market value, or at least 110% of the fair market value with respect to any individual who owns more than 10% of the total combined voting power of all classes of registrant’s common stock, as determined by the compensation committee. Options to purchase an aggregate of 187 shares have been exercised and options to purchase an aggregate of 69,000 shares have been canceled without being exercised. The awards of options described in this item 3 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act, in that they were made either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701 and the aggregate exercise price of options awarded during any consecutive 12-month period was less than the maximum amount allowed pursuant to Rule 701, or in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

      4. In April 2003, the registrant granted nonqualified stock options to purchase 7,500 shares of its common stock to a director pursuant to its 2002 Stock Option Plan. Such options were granted at an exercise price of $9.10. Under the 2002 Stock Option Plan and the option agreement, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of the grant. The purchase price of the common stock under each option was determined by registrant’s compensation committee. Options to purchase these 7,500 shares have been exercised. The award of options and sale of common stock upon exercise described in this item 4 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act, in that they were made either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701 and the aggregate exercise price of options awarded during any consecutive 12-month period was less than the maximum amount allowed pursuant to Rule 701, or in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

      5. From March 31, 2004 through April 26, 2004, the registrant granted options to purchase 299,734 shares of its common stock, to members of its management team and other employees, pursuant to its 2002 Stock Option Plan. Such options were granted at an exercise price of $8.78. Options to purchase an aggregate of 2,750 shares have been canceled without being exercised. Under the 2002 Stock Option Plan and the option agreements, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of the grant. The purchase price of the common stock under each option was equal to at least 100% of the fair market value, or at least 110% of the fair market value with respect to any individual who owns more than 10% of the total combined voting power of all classes of common stock, as determined by the compensation committee. The awards of options described in this item 5 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act, in that they were made either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701 and the aggregate exercise price of options awarded during any consecutive 12-month period was less than the maximum amount allowed pursuant to Rule 701, or in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

      6. On May 19, 2004, the registrant granted nonqualified stock options to purchase 2,500 shares of its common stock to a director pursuant to its 2002 Stock Option Plan. Such options were granted at an exercise price of $8.78. Under the 2002 Stock Option Plan and the option agreement, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of the grant. The purchase price of the common stock under each option was determined by registrant’s compensation committee. These options have been forfeited. The award of options described in this item 6 was deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act, in that it was made either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701 and the aggregate exercise price of options awarded during any consecutive 12-month period was less than the maximum amount allowed pursuant to Rule 701, in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

      The recipients of securities in the transactions described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the registrant.

Item 16.	Exhibits and Financial Statement Schedules

      (a) The following is a list of exhibits filed as a part of this Registration Statement:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2	.1**	Agreement and Plan of Merger dated April 3, 2000 between Build-A-Bear Workshop, L.L.C. and the Registrant
3	.1**	Amended and Restated Certificate of Incorporation of the Registrant dated August 10, 2004
3	.2**	Bylaws of the Registrant as currently in effect
3	.3**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering
3	.4**	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering
4	.1**	Specimen Stock Certificate
4	.2**	Stock Purchase Agreement by and among the Registrant, Catterton Partners IV, L.P., Catterton Partners IV Offshore, L.P. and Catterton Partners IV Special Purpose, L.P. and the Purchasers named therein dated as of April 3, 2000
4	.3**	Stock Purchase Agreement by and among the Registrant and the other Purchasers named therein dated as of September 21, 2001
4	.4**	Amended and Restated Stockholders’ Agreement, dated as of September 21, 2001 by and among the Registrant and certain stockholders
4	.5**	Amended and Restated Registration Rights Agreement, dated September 21, 2001 by and among Registrant and certain stockholders named therein
5.1		Opinion of Bryan Cave LLP
10	.1**	Build-A-Bear Workshop, Inc. 2000 Stock Option Plan
10	.1.1**	Form of Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2000 Stock Option Plan
10	.1.2**	Form of Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2000 Stock Option Plan
10	.2**	Build-A-Bear Workshop, Inc. 2002 Stock Incentive Plan, as amended
10	.2.1**	Form of Manager-Level Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2002 Stock Option Plan
10	.2.2**	Form of Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2002 Stock Option Plan
10	.3**	Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan
10	.3.1**	Form of Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan

Exhibit
Number		Description

10	.3.2**	Form of Director Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan
10	.3.3**	Model Incentive Stock Option Agreement Under the Registrant’s 2004 Stock Incentive Plan
10	.3.4**	Form of Employee Nonqualified Stock Option Agreement under the Registrant’s 2004 Stock Incentive Plan
10	.3.5**	Form of the Restricted Stock Agreement under the Registrant’s 2004 Stock Incentive Plan
10	.4**	Employment, Confidentiality and Noncompete Agreement dated May 1, 2004 between Maxine Clark and the Registrant
10	.5**	Employment, Confidentiality and Noncompete Agreement dated April 13, 2004 between Barry Erdos and the Registrant
10	.6**	Employment, Confidentiality and Noncompete Agreement dated March 7, 2004 between Tina Klocke and the Registrant
10	.7**	Employment, Confidentiality and Noncompete Agreement dated July 9, 2001 between John Burtelow and the Registrant
10	.8**	Employment, Confidentiality and Noncompete Agreement dated as of March 7, 2004 between Scott Seay and the Registrant
10	.9**	Employment, Confidentiality and Noncompete Agreement dated September 10, 2001 between Teresa Kroll and the Registrant
10	.10**	Separation Agreement and General Release dated January 31, 2004 by and between Brian C. Vent and Build-A-Bear Workshop, Inc.
10	.11**	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10	.12**	Third Amendment to Loan Documents among the Registrant, Shirts Illustrated, LLC, Build-A-Bear Workshop Franchise Holdings, Inc., Build-A-Bear Entertainment, LLC, Build-A-Bear Retail Management, LLC
10	.13**	Second Amended and Restated Loan Agreement dated February, 2002 among U.S. Bank National Association, the Registrant and Shirts Illustrated, LLC
10	.14**	First Amended and Restated Revolving Credit Note dated February, 2002 by the Registrant and Shirts Illustrated, LLC in favor of U.S. Bank National Association
10	.15**	First Amended and Restated Security Agreement dated February, 2002 among the Registrant, Shirts Illustrated, LLC and U.S. Bank National Association
10	.16**	Restricted Stock Purchase Agreement dated April 3, 2000 by and between Maxine Clark and the Registrant
10	.17**	Secured Promissory Note of Maxine Clark in favor of the Registrant, dated April 3, 2000
10	.18**	Repayment and Stock Pledge Agreement dated April 3, 2000 by and between Maxine Clark and the Registrant
10	.19**	Restricted Stock Purchase Agreement dated September 19, 2001 by and between Brian C. Vent and the Registrant
10	.20**	Secured Promissory Note of Brian C. Vent in favor of the Registrant, dated September 19, 2001
10	.21**	Repayment and Stock Pledge Agreement dated September 19, 2001 by and between Brian C. Vent and the Registrant
10	.22**	Restricted Stock Purchase Agreement dated September 19, 2001 by and between Tina Klocke and the Registrant
10	.23**	Secured Promissory Note of Tina Klocke in favor of the Registrant, dated September 19, 2001
10	.24**	Repayment and Stock Pledge Agreement dated September 19, 2001 by and between Tina Klocke and the Registrant

Exhibit
Number		Description

10	.25**	Public Warehouse Agreement dated April 5, 2002 between the Registrant and JS Logistics, Inc., as amended
10	.26**	Agreement for Logistics Services dated as of February 24, 2002 by and among the Registrant and HA Logistics, Inc.
10	.27†**	Lease Agreement dated as of June 21, 2001 between the Registrant and Walt Disney World Co.
10	.28**	Amendment and Restatement of Sublease dated as of June 14, 2000 by and between NewSpace, Inc. and the Registrant
10	.29**	Lease dated May 5, 1997 between Smart Stuff, Inc. and Hycel Partners I, L.P.
10	.30**	Agreement dated October 16, 2002 between the Registrant and Hycel Properties Co., as amended
10	.30.1**	Letter Agreement dated September 30, 2003 between the Registrant and Hycel Properties Co.
10	.31**	Construction Management Agreement dated November 10, 2003 by and between the Registrant and Hycel Properties Co.
10	.32**	Agreement dated July 19, 2001 between the Registrant and Adrienne Weiss Company
10	.33**	Lease between 5th Midtown LLC and the Registrant dated July 21, 2004
10	.34**	Exclusive Patent License Agreement dated March 12, 2001 by and between Tonyco, Inc. and the Registrant
10	.35**	Standard Form Industrial Building Lease dated August 28, 2004 between First Industrial, L.P. and the Registrant
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of KPMG LLP
23.2		Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)
24	.1**	Powers of Attorney

*	To be filed by amendment to this registration statement

**	Previously filed.

†	Confidential treatment requested as to certain portions filed separately with the Securities and Exchange Commission

(b)	Financial Statement Schedules

      Schedules not listed above have been omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Pre-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 26th day of October, 2004.

BUILD-A-BEAR WORKSHOP, INC.

By:	/s/ TINA KLOCKE

Name: Tina Klocke

Title:	Chief Financial Bear, Treasurer and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures		Title	Date

/s/ MAXINE CLARK* Maxine Clark		Chief Executive Bear and Chairman of the Board (Principal Executive Officer)	October 26, 2004

/s/ BARNEY A. EBSWORTH* Barney A. Ebsworth		Director	October 26, 2004

/s/ JAMES M. GOULD* James M. Gould		Director	October 26, 2004

/s/ WILLIAM REISLER* William Reisler		Director	October 26, 2004

/s/ FRANK M. VEST, JR.* Frank M. Vest, Jr.		Director	October 26, 2004

/s/ TINA KLOCKE Tina Klocke		Chief Financial Bear, Treasurer and Secretary (Principal Financial and Accounting Officer)	October 26, 2004

*By:	/s/ TINA KLOCKE Attorney-in-fact